As confidentially submitted to the Securities and Exchange Commission on August 3, 2017, as
Amendment No. 1 to the confidential submission.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fireman B.V.†

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	Winzerlaer Str. 2 07745 Jena, Germany (+49) 3641 508180
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc. 10 E 40th Street, 10th floor New York, New York 10016 +1 (800) 221-0102
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Sophia Hudson Deanna L. Kirkpatrick Davis Polk & Wardwell llp 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Petra Zijp NautaDutilh N.V. Beethovenstraat 400 1082 PR Amsterdam The Netherlands +31 20 717 1000	Arthur R. McGivern Mitchell S. Bloom Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Common Shares, nominal value € per share	$	$
(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase solely to cover overallotments.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

†	We intend to convert the legal form of our company under Dutch law from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) and to change our name from Fireman B.V. to InflaRx N.V. prior to the consummation of this offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer

Subject to completion, dated                      , 2017

Prospectus

Shares

Fireman B.V.

Common Shares

Fireman B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), is offering              common shares. This is our initial public offering and no public market exists for our common shares. We anticipate that the initial public offering price will be between $      and $      per common share.

We intend to apply to list our common shares on The NASDAQ Global Market under the symbol “IFRX”. We are both an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus summary—Implications of being an emerging growth company and a foreign private issuer.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to InflaRx before expenses	$	$

(1) We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

InflaRx has granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional                   common shares to cover overallotments.

Investing in our common shares involves risks. See “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about          , 2017 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan	Leerink Partners	BMO Capital Markets

                        , 2017

TABLE OF CONTENTS

__________________

__________________

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common shares and the distribution of this prospectus outside the United States.

Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

About This Prospectus

Prior to the completion of this offering, we will engage in a corporate reorganization described under “Corporate reorganization,” pursuant to which Fireman B.V., a newly incorporated holding company, which will not have conducted any operations (except for activities incidental to its incorporation, the corporate reorganization and the initial public offering of our common shares) and will not have had any assets or liabilities, including contingent liabilities, prior to this offering, will become the sole owner of all shares in InflaRx GmbH, the operating company. Immediately prior to the consummation of this offering, we intend to convert Fireman B.V. into InflaRx N.V. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “InflaRx GmbH,” “Fireman B.V.,” “InflaRx N.V.,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (i) InflaRx GmbH and its subsidiary prior to the completion of the exchange of all of the equity interests of InflaRx GmbH for newly issued common shares of Fireman B.V., (ii) Fireman B.V. and its subsidiaries as of the completion of the exchange of all of the equity interests of InflaRx GmbH for newly issued common shares of Fireman B.V. and (iii) InflaRx N.V. and its subsidiaries after giving effect to the conversion of Fireman B.V. into InflaRx N.V., each of which is expected to occur immediately prior to the consummation of this offering. See “Corporate reorganization.”

Presentation of Financial Information

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in euros and in accordance with IFRS. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

In this prospectus, translations from U.S. dollars to euros (and vice versa):

•	relating to payments made on or before December 31, 2016 were made at the rate in effect at the time of the relevant payment; and

•	relating to future payments were made at a rate of $1.05 to €1.00, the official exchange rate quoted as of December 31, 2016 by the European Central Bank.

The terms “$” or “dollar” refer to U.S. dollars, and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Unless otherwise indicated, all references to currency amounts in this prospectus are in euros.

This prospectus contains the historical financial statements and other financial information of InflaRx GmbH, which is expected to be acquired by Fireman B.V. prior to the consummation of this offering. Fireman B.V.’s common shares are being offered hereby. Fireman B.V. is a newly incorporated holding company incorporated for the purpose of effecting the offering and has not engaged in any activities except those incidental to its formation, the corporate reorganization and the initial public offering of our common shares. Following the transactions described under “Corporate reorganization” and the consummation of this offering, the historical financial statements of Fireman B.V. will be retrospectively adjusted to include the historical financial results of InflaRx GmbH for all periods presented.

Trademarks

InflaRx™ is our trademark. The trademarks, trade names and service marks appearing in this prospectus are property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

ii

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common shares. You should read this entire prospectus carefully, including the “Risk factors” section and the consolidated financial statements and the related notes to those statements appearing at the end of this prospectus, before making an investment decision.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are developing IFX-1 for the treatment of Hidradenitis Suppurativa, or HS, a rare and chronic debilitating systemic inflammatory skin disease. Beyond HS, we intend to develop IFX-1 and other proprietary antibodies to address a wide array of complement-mediated diseases with significant unmet medical needs, including ANCA-associated vasculitis, or AAV, a rare and life-threatening autoimmune disease.

In an interim analysis of our Phase IIa trial of IFX-1 in patients with severe HS, 75% of HS patients demonstrated a therapeutic response after only eight weeks of treatment, with no drug-related serious adverse events detected. The trial was open-label and enrolled 12 HS patients classified as Hurley stage 3, the most severe classification. All 12 patients had failed to respond to prior treatment attempts, including adalimumab, to which nine out of the 12 patients failed to respond (based on interim results). Adalimumab, an inhibitor of tumor necrosis factor-alpha, or TNF-alpha, is the only approved HS therapy in the United States and Europe. We plan to initiate a Phase IIb clinical trial with IFX-1 for HS in the first quarter of 2018.

C5a is a central part of the complement system and a critical component of the innate immune system. Its most prominent role is to help the body defend itself against invading microorganisms through several mechanisms, including the rapid creation of an inflammatory environment and the production of factors that directly kill pathogens and recruit immune cells to sites of infection. Activation of the complement system ultimately results in the cleavage of C5, which leads to the generation of C5a and C5b. C5a creates an inflammatory environment by attracting and strongly activating neutrophils as well as by causing many different cell types to generate pro-inflammatory molecules. Such inflammation normally benefits the body by helping to fight infection, but excessive or uncontrolled generation of C5a can cause severe damage to the body’s own tissue, thereby contributing to the pathophysiology of many autoimmune and inflammatory diseases.

While the mode of action of C5a in inflammation has been intensely researched and confirmed, developing a highly specific antibody with the ability to fully block C5a while preserving a critical innate defense mechanism, the formation of the Membrane Attack Complex, or MAC, has been challenging. Our discovery of a novel epitope, or binding site, on C5a allowed us to overcome this challenge. Our lead product candidate, IFX-1, delivers a complete inhibition of C5a-induced biological effects while leaving MAC formation intact.

The figure below summarizes key information about our current pipeline of product candidates:

PROGRAM	PRE-CLINICAL	PHASE I	PHASE II	PHASE III	MARKETED	CURRENT STATUS	NEXT MILESTONE

IFX-1	Hidradenitis Suppurativa (HS)					Completed open-label Phase IIa trial (last patient’s last visit complete)	Initiate Phase IIb in first quarter of 2018

	ANCA-associated Vasculitis (AAV)					Preparing pre-IND submission to commence Phase II studies	Initiate Phase II in first half of 2018

	Other chronic / Autoimmune disease					Selecting indications for target product profile development	Initiate Phase IIa in second half of 2018

IFX-2	Chronic inflammation and autoimmune diseases					Developing as injectable with longer half-life than IFX-1	Enter clinic for chronic inflammatory disease

Our proprietary anti-C5a technology

Despite C5a’s well-characterized role in promoting inflammation and related tissue and organ damage in different diseases, no marketed drug targeting C5a exists. We discovered a conformational epitope on the surface of C5a, which allows us to generate antibodies that specifically block free C5a while keeping MAC formation intact. We believe that this represents a breakthrough in the field of terminal complement C5a inhibition. This specificity may be particularly valuable when treating diseases that are driven by C5a, such as HS and AAV.

A conformational epitope on the surface of the C5a molecule allows for generation of highly specific blocking antibodies directed against C5a.

We believe that blocking C5 upstream of C5a may inadequately block C5a formation. Our research has shown that C5a can be cleaved off from C5 by naturally occurring enzymes that are not part of the complement system even in the presence of a C5 inhibitor. Additionally, C5 inhibitors block C5b, which disrupts MAC formation, leaving patients susceptible to life-threatening infections.

We believe that with our proprietary anti-C5a technology, we block the complement system specifically at an advantageous focal point while preserving its other beneficial functions.

Our programs

IFX-1 for Hidradenitis Suppurativa

Our lead product candidate, IFX-1, is a novel intravenously delivered anti-C5a monoclonal antibody in development for HS, a chronic debilitating systemic skin disease which results in painful inflammation of the hair follicles, most notably in the armpit, groin and genitalia regions. The disease is characterized by painful inflammatory nodules, boils and abscesses, as well as draining fistulas, often requiring the use of bandages and diapers to absorb the constant flow of pus, thus adversely affecting quality of life. The target patient population for IFX-1 is HS patients displaying a moderate to severe form of the disease. In the United States, this disease has orphan designation, where we estimate that moderate to severe HS has a prevalence of up to 200,000 patients.

The standard of care for HS patients includes topical, oral and intravenous antibiotics, as well as surgery, which at best only provide symptomatic relief. Currently, the only approved drug to treat HS in the United States and in Europe is adalimumab, an inhibitor of TNF-alpha. Combined results from the two pivotal adalimumab trials, which enrolled a total of 633 patients, showed that approximately 50% of the 316 patients who were treated with adalimumab achieved a response in the Hidradenitis Suppurativa clinical response score, or HiSCR, while approximately 27% of the 317 patients who received placebo achieved a HiSCR response, in each case at the end of a 12-week treatment period. The HiSCR is the primary endpoint that was used to support regulatory approval by the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, of adalimumab for the treatment of HS patients. Patients are considered to be HiSCR responders when they achieve a 50% or higher reduction of the combined abscess and nodule, or AN, count from baseline, but at the same time show no increase of the abscess or draining fistula count from baseline. Despite having demonstrated a clinical benefit, approximately 50% or more of the patients with moderate to severe HS do not respond to adalimumab, thus a high unmet need remains.

We have demonstrated that HS patients have significant complement activation, with C5a playing a key disease promoting role. Based on an interim analysis of our open-label Phase IIa clinical trial which showed responses based on the same HiSCR endpoint, IFX-1 may have the potential to provide significant clinical benefit to moderate to severe HS patients. In this trial, IFX-1 was evaluated in a single center open-label study in 12 patients who were diagnosed with Hurley stage 3 and had failed to respond to prior treatment attempts, including adalimumab, to which nine out of the 12 patients failed to respond based on interim results. The Hurley system is a classification system used to characterize the disease from early and easier to-treat forms of HS in Hurley stage 1 to the chronic and difficult to treat forms in Hurley stages 2 and 3. Patients received weekly intravenous injections of IFX-1 for eight consecutive weeks and were subject to follow up for three months thereafter. An interim analysis demonstrated a HiSCR response at the end of eight weeks of treatment in 75% of patients, demonstrating initial clinical evidence of the product candidate’s disease-modifying effect. While IFX-1 is a novel antibody whose potential therapeutic benefit is unproven, we believe our results in these very ill, refractory HS patients highlight the novel mechanism of action and the commercial potential of IFX-1, if approved.

In addition, the interim analysis revealed that weekly injections of IFX-1 resulted in significantly reduced C5a levels at 22 days and 50 days following the start of treatment while leaving MAC formation intact. The interim results also demonstrated that IFX-1 administration was well tolerated, with no drug-related serious adverse events detected.

Based on these results, we are currently planning to submit an application for an orphan drug designation with the FDA, and hold a pre-IND meeting with the FDA in the third quarter of 2017 to discuss a larger multi-center international Phase IIb study in HS patients. We expect to initiate this trial in the first quarter of 2018.

IFX-1 for ANCA-associated Vasculitis

We are also developing IFX-1 for AAV, a rare life threatening autoimmune disease that affects approximately 40,000 and 75,000 patients in the United States and Europe, respectively. A recently conducted study of Chemocentryx, Inc.’s CCX168, an antagonist to the C5a receptor, or C5aR, demonstrated a proof of concept for the role of the C5a/C5aR signaling axis in AAV patients, providing evidence that inhibition of the C5a pathway may be beneficial in treatment of the disease. See “Business—Additional indications for IFX-1—ANCA-associated Vasculitis.” We intend to initiate an international clinical trial with IFX-1 in AAV patients in the first half of 2018, and we plan to seek orphan drug designation in the United States and Europe.

Our strategy

Our goal is to maintain and further advance our leadership position within the anti-C5a complement space, delivering first-in-class therapies to market. To achieve our goal, we are executing on the following strategies:

•	Advance our lead program IFX-1 for HS to commercialization.

•	Commence Phase II clinical development of IFX-1 for AAV and other complement-mediated autoimmune and inflammatory diseases.

•	Pursue the clinical development of our follow on anti-C5a monoclonal antibody IFX-2 and continue to expand the breadth of our anti-C5a technology.

•	Commercialize IFX-1, if approved, either independently or in collaboration with a partner.

•	Solidify our leadership position in the anti-C5a space by leveraging the full potential of our proprietary anti-C5a technology and expertise in complement and inflammation.

Risk factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk factors” section of this prospectus immediately following this Prospectus summary. These risks include the following:

•	we have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future and we will need substantial additional funding and may never achieve or maintain profitability;

•	clinical testing for any product candidate is expensive, difficult to design and implement, can take many years to complete, including due to timing of any submission of filings for regulatory approval, and is inherently uncertain as to outcome;

•	clinical failure may occur at any stage of clinical development, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful and the results of any of our clinical trials may not support our proposed indications for our product candidates;

•	we are heavily dependent on the success of IFX-1, our lead product candidate, and if IFX-1 does not receive regulatory approval or is not successfully commercialized, our business will be harmed;

•	we may be unable to leverage our proprietary anti-C5a technology to discover and develop therapies to treat autoimmune and inflammatory diseases;

•	it is difficult and costly to protect our intellectual property and our proprietary anti-C5a technology and we may not be able to ensure their protection;

•	we face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do, and reducing or eliminating our commercial opportunity;

•	our product candidates may cause or be perceived to cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any;

•	we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success; and

•	we have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return on your investment.

Corporate reorganization

We were incorporated pursuant to the laws of the Netherlands as Fireman B.V. in June 2017 to become a holding company for InflaRx GmbH. Pursuant to the terms of a corporate reorganization that will be completed prior to the consummation of this offering, all of the equity interests in InflaRx GmbH will be exchanged for newly issued common shares of Fireman B.V. and, as a result, InflaRx GmbH will become a wholly owned subsidiary of Fireman B.V. and the current shareholders of InflaRx GmbH will become the shareholders of Fireman B.V. Immediately prior to the consummation of this offering, we intend to convert from Fireman B.V. into InflaRx N.V. See “Corporate reorganization.”

Implications of being an emerging growth company and a foreign private issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	inclusion of only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in the registration statement for our initial public offering;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we cease to qualify as an emerging growth company. We would cease to qualify as an emerging growth company (i) upon the last day of the fiscal year (A) in which we had more than $1.07 billion in annual revenue, or (B) we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (ii) we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting requirements. To the extent that we take advantage of these reduced reporting requirements, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not emerging growth companies and will continue to be permitted to follow our home country practice on such matters.

Corporate information

Our principal executive offices are located at Winzerlaer Str. 2, 07745 Jena, Germany and our telephone number is (+49) 3641 508180. Our website is www.inflarx.com. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Common shares offered	common shares
Common shares to be outstanding immediately after this offering	common shares
Overallotment option to purchase additional shares	The underwriters have a 30-day option to purchase a maximum of additional common shares from us at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus to cover overallotments.
Use of proceeds

We estimate that the net proceeds from the sale of the common shares in this offering will be approximately $            million, or approximately $                 million if the underwriters exercise their overallotment option in full, assuming an initial public offering price of $             per common share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering, together with cash and cash equivalents on hand, to conduct a Phase IIb clinical trial for IFX-1 in HS patients and a Phase II clinical trial for IFX-1 in AAV patients, and the remainder to fund other research and development activities, including to complete the preclinical development of IFX-2 as an injectable therapy, to explore additional indications for IFX-1 and to initiate later stage clinical trials of IFX-1 for HS and AAV, as well as for working capital and other general corporate purposes.

See “Use of proceeds.”

Risk factors	See “Risk factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common shares.
Proposed NASDAQ Global Market symbol	“IFRX”

Unless otherwise stated, in this prospectus, the number of our common shares to be outstanding after this offering is based on                common shares (including preferred shares on an as-converted basis) outstanding as of                     , 2017, which (i) gives effect to the corporate reorganization and includes               common shares to be issued and sold by us in this offering and (ii) excludes:

•	14,603 of our common shares issuable upon the exercise of options outstanding as of , 2017 (i) under our Stock Option Plan 2016 Terms and Conditions, which we refer to as the 2016 Plan, at a weighted average exercise price of € per common share and (ii) granted in connection with the Company’s Series B financing, all of which options have vested as of December 31, 2016, in each case after giving effect to the corporate reorganization.

•	11,223 of our common shares covered by additional awards available for issuance under the 2016 Plan prior to the completion of this offering; and

•	a maximum of common shares covered by awards available for issuance under our equity incentive plan to be adopted in conjunction with the consummation of this offering, which we refer to as the 2017 Plan.

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

•	the completion, prior to the consummation of this offering, of our corporate reorganization, pursuant to which all of the equity interests of InflaRx GmbH will be exchanged for common shares of Fireman B.V., Fireman B.V. will convert into InflaRx N.V. and the outstanding option awards, including those granted under the 2016 Plan will be converted into awards exercisable for common shares of InflaRx N.V., each as further described under the section titled “Corporate reorganization”;

•	no exercise of the options described above; and

•	no exercise of the overallotment option granted to the underwriters to purchase up to additional common shares in connection with the offering.

Summary Consolidated Historical and Other Financial Information

The following summary consolidated historical and other financial information of InflaRx GmbH should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and InflaRx GmbH’s consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The summary consolidated statement of financial position data as of December 31, 2016 and 2015 and comprehensive loss data (except for the unaudited pro forma loss per share and pro forma as adjusted information) for each of the years then ended are derived from the consolidated financial statements of InflaRx GmbH included elsewhere in this prospectus, which have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft.

We maintain our books and records in euros, and we prepare our financial statements under IFRS as issued by the IASB.

Fireman B.V. is a newly formed holding company formed for the purpose of effecting the offering and has not engaged in any activities except those incidental to its formation, the corporate reorganization and the initial public offering of our common shares. Accordingly, summary financial information for Fireman B.V. is not presented. Fireman B.V.’s financial statement, including the notes thereto, are included elsewhere in this prospectus.

Consolidated statement of comprehensive loss
	For the year ended December 31,
	2015	2016
(in thousands of €, except for share and per share data)

Other income/(expenses)—net	134	231
Expenses:
Research and development expenses	(3,478)	(5,278)
General and administrative expenses	(438)	(1,844)
Loss before interest and income taxes	(3,782)	(6,891)
Finance costs—net	(1,135)	(2,048)
Loss before income taxes	(4,917)	(8,939)
Income taxes	—	—
Loss for the period	(4,917)	(8,939)
Pro forma net loss per share (unaudited)(1)

(1)	The unaudited pro forma net loss per share data gives effect to the consummation of the corporate reorganization and is based on common shares of Fireman B.V. outstanding immediately prior to the consummation of this offering. The unaudited pro forma net loss per share basic and diluted is the same due to our net loss in these periods. The pro forma information is presented for informational purposes only and is not necessarily indicative of what our results would have been had the corporate reorganization actually occurred at such date nor is it indicative of our future performance.

The following table presents our summary statement of financial position as of December 31, 2016:

•	on an actual basis;

•	on an unaudited pro forma as adjusted basis to give effect to the corporate reorganization and to the issuance and sale of common shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Consolidated statement of financial position data
	As of December 31, 2016
	Actual	Pro forma as adjusted
(in thousands of €)
Cash and cash equivalents	29,117
Total assets	29,518
Total liabilities	55,207
Total equity	(25,689)

Each $1.00 increase (decrease) in the assumed initial public offering price per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, total assets, total liabilities and total equity, by $                  , assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, total assets, total liabilities and total equity by $                   ..

U.S. dollar amounts have been translated into euros at a rate of $         to €1.00, the exchange rate quoted as of       , 2017 by the European Central Bank. The pro forma as adjusted information is presented for informational purposes only and is not necessarily indicative of what our results would have been had these transactions actually occurred as of such date nor is it indicative of our future performance.

Risk Factors

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in our common shares. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks related to our financial position and need for additional capital

We have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future; we may never achieve or maintain profitability and investors may lose their entire investment.

We incurred net losses of €4.9 million and €8.9 million for the years ended December 31, 2015 and 2016, respectively. In addition, our accumulated deficit as of December 31, 2016 was €27.1 million. We expect our net losses to increase as we advance IFX-1 into larger and later stage clinical trials. To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We anticipate that our expenses will increase substantially if and as we:

•	continue to develop and conduct clinical trials with respect to our lead product candidate, IFX-1, including in connection with the initiation of our planned Phase II clinical trials of IFX-1 for HS and AAV;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates, including IFX-2;

•	seek to identify additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for IFX-1 and IFX-2;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of IFX-1 and any other product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. In order to succeed, we will need to transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

Our failure to become and remain profitable could depress the market price of our common shares and could impair our ability to raise capital, pay dividends, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product discovery and development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, in the years ended December 31, 2015 and December 31, 2016, we used €3.3 million and €4.9 million, respectively, in net cash for our operating activities, most of which were related to research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, our current product candidates or any future product candidates, including those that we may acquire. In particular, we will incur significant expenses if and as we commence Phase II clinical trials of IFX-1 in HS and AAV and potentially clinical trials in other indications. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, following the completion of this offering, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use the net proceeds of this offering primarily to fund clinical development of IFX-1 for the treatments of HS and AAV, and of other indications, and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of IFX-1, which remains in the early stages of clinical development, as well as other product candidates we may seek to develop, including IFX-2. While we intend to focus on developing IFX-1 for HS and AAV, we are also evaluating IFX-1 for a number of additional medical indications. As a result, although we may make substantial expenditures on IFX-1 for such indications, we may cease development efforts on some or all of such indications prior to approval, if any. However, any future development activities for our pipeline product candidates will depend heavily on the clinical and marketing success of IFX-1 in any indication.

The net proceeds of this offering and our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, royalty-based financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts and on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of IFX-1 or any of our other product candidates or potentially discontinue operations altogether. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                   .  Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•	the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our current and future product candidates, particularly for IFX-1;

•	the number of future product candidates and indications that we pursue and their development requirements;

•	the outcome, timing and costs of seeking regulatory approvals;

•	the costs of commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and commercial-scale manufacturing capabilities;

•	the effect of competing technological and market developments;

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;

•	our ability to enter into, and the terms and timing of, any collaborations, licensing or other arrangements;

•	our headcount growth and associated costs as we expand our research and development activities;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights including enforcing and defending intellectual property related claims; and

•	the costs of operating as a public company.

Raising additional capital may cause dilution to our shareholders, including purchasers of common shares in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect our expenses to increase in connection with our planned operations. To the extent that we raise additional capital through the sale of common shares, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common shareholder. In addition, debt financing, if available, may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management's ability to oversee the development of our product candidates.

If we raise additional funds through collaborations or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We commenced operations in 2008. Our operations to date have been limited to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. We have not yet demonstrated an ability to successfully conduct late-stage clinical trials, obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.

Potential future expense and revenue may be incurred or derived from outside the European Union, particularly the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and other currencies, particularly the U.S. dollar, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place. In addition, the abandonment of the euro by one or more members of the European Union could lead to the re-introduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the European Union. The effects on our business of the abandonment of the euro as a currency, the exit of one or more EU member states from the European Union or a potential dissolution of the European Union, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

Risks related to the discovery, development and commercialization of our product candidates

We are at a very early stage in our development efforts, our approach of targeting C5a inhibition is novel and unproven and we may not be able to successfully develop and commercialize any product candidates.

IFX-1 is a novel therapeutic antibody and its potential therapeutic benefit is unproven. There is no approved therapy inhibiting C5a activation and, as a result, the regulatory pathway for IFX-1 may present novel issues that could cause delays in development or approval. Our product candidates may not demonstrate in patients any or all of the pharmacological benefits we believe they may possess. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for these or any other product candidates in pivotal clinical trials or in obtaining marketing approval thereafter. For example, although we have evaluated IFX-1 in preclinical studies and in early-stage clinical trials, we have not yet advanced IFX-1 into Phase III clinical development, nor have we obtained regulatory approval to sell any product based on our therapeutic approaches. Positive results from our early-stage clinical trials are not necessarily predictive of the results of our planned Phase IIb clinical trial of IFX-1 for HS. If we cannot replicate the positive results from our Phase I and Phase IIa clinical trials in our Phase IIb and Phase III clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize IFX-1 for HS.

C5a inhibition to treat complement-mediated autoimmune and inflammatory diseases has not been validated. This is an unproven approach to the treatment of HS, which is our lead indication for IFX-1, and of AAV. Accordingly, our focus on treating these diseases may not result in the development of commercially viable products. In addition, our proprietary anti-C5a technology and focus on exploring C5a inhibition may fail to result in the identification of viable additional product candidates in any indication. If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business or continue our operations.

We are heavily dependent on the success of IFX-1, our lead product candidate, and if IFX-1 does not receive regulatory approval or is not successfully commercialized, our business will be harmed.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to IFX-1, which is currently our only product candidate in active clinical development. Accordingly, our business currently depends heavily on the successful development, regulatory approval and commercialization of IFX-1. We cannot be certain that IFX-1 will receive regulatory approval or be successfully commercialized even if we receive regulatory approval for any indication, due in part because IFX-1 remains in very early stages of clinical development, and it may be years before we are in a position to seek regulatory approval for IFX-1 in any indication. Moreover, we may not be successful in our efforts to expand the approval, if any, of IFX-1 for other indications. If we were required to discontinue development of IFX-1 for any indication or if IFX-1 does not receive regulatory approval or fails to achieve significant market acceptance, we would be delayed by many years in our ability to achieve profitability, if ever.  In addition, our ability to develop additional product candidates in our pipeline could be significantly hindered.

Clinical failure may occur at any stage of clinical development, and the results of our clinical trials may not support our proposed indications for our product candidates.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. Moreover, success in clinical trials in a particular indication does not ensure that a product candidate will be successful in other indications, even for the same underlying disease. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical studies or clinical trials or successful later-stage trials in other related indications, including in the context of controlling complement activation through C5 and C5a inhibition. For example, while others in our industry have attempted to develop C5a-specific antibodies, there is currently no approved therapy inhibiting C5a. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events as well as lack of efficacy and patient benefit as reported by clinical trial investigators. In particular, development of antibodies that target C5a rather than C5 to control complement activation is comparatively novel, and there is currently no approved therapy specifically targeting C5a. As a result, inhibition of C5a rather than C5, which blocks signaling to the two receptors C5aR and C5L2, may have unforeseen consequences or negative results that may lead to clinical failure or withdrawal in later stages of our product candidate development. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and initial clinical trials for a variety of reasons, including differences in patient populations, changes in trial protocols and complexities of larger, multi-center trials among others. For example, while we have recently observed positive interim results from our Phase IIa clinical trial for IFX-1 in 12 HS patients, such results may not be replicated with statistical significance in future clinical trials that include larger numbers of patients with potentially different trial protocols and endpoints. A failure of a clinical trial to meet its predetermined endpoints may cause us to abandon a product candidate or an indication and may delay development of any other product candidates. Any delay in, or termination of, our clinical trials will delay the submission of the Biologics License Application, or BLA, to the FDA, the marketing authorization application to the EMA or other similar applications with other relevant foreign regulatory authorities and, ultimately, our ability to commercialize any of our product candidates and generate revenue.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do, and reducing or eliminating our commercial opportunity.

The development and commercialization of new products is highly competitive. We expect that we, and any future collaborators, will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to any of our product candidates that we, or any future collaborators, may seek to develop or commercialize in the future. For example, other pharmaceutical companies may commence development efforts for product candidates targeting the same indications as IFX-1, including HS or AAV, or any other indications we may target. See “Business—Competition.” Although we have tested and expect to further test IFX-1 in HS patients, some of whom have not responded to adalimumab, the current standard of care for HS, if IFX-1 proves to be effective and is approved for use in such patients, IFX-1 may compete with adalimumab or any other treatment approach which is currently under development in HS and obtains approval. For example, in the area of HS treatment, IFX-1 may compete with MABp1, a monoclonal antibody being developed by XBiotech Inc. targeting interleukin-1 alpha, for which XBoitech recently completed a Phase II clinical trial. In addition, in the area of AAV treatment, IFX-1 may compete with CCX168, a C5aR inhibitor being developed by Chemocentryx targeting multiple severe and rare inflammatory disorders. Though it acts through a different mechanism of action than IFX-1, CCX168 has demonstrated the potential to induce remission in AAV patients and is currently undergoing Phase III clinical trial development. There are additional drugs currently being developed for treatment of AAV which may be approved in the future. If approved for the treatment of AAV, IFX-1 would also face competition from current therapies, including corticosteroids, azathioprine, methotrexate, mycophenolate mofetil or rituximab. In addition, several product candidates in development by other pharmaceutical companies targeting C5a have failed or remain in early stages of development, with future development unclear. As a result, complement-mediated treatments, such as eculizumab, currently remain focused on C5 inhibition. However, as the area of terminal complement activation further develops, particularly if IFX-1 is approved for commercialization, our competitors may seek to develop their own product candidates targeting C5a.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we, or any future collaborators, may develop. Our competitors also may obtain FDA or other marketing approval for their products before we, or any future collaborators, are able to obtain approval for ours, which could result in our competitors establishing a strong market position before we, or any future collaborators, are able to enter the market.

Many of our existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do, and may be able to reduce the price at which they sell their products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly if acquired by, or through collaborative arrangements with, large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our product candidates.

If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other regulators, we, or any future collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

We, and any future collaborators, are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities, such as the EMA, impose similar requirements. We, and any future collaborators, must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of product development. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidate, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case. In addition, all of our product candidates are in early stages of development or clinical testing. For example, IFX-1, our lead product candidate, has only recently completed enrollment and dosing in an initial Phase IIa trial for HS. As a result, it may be years before any of our product candidates receives regulatory approval, if at all, and additional clinical trials may fail to demonstrate safety, efficacy or tolerability for our targeted indications.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or any future collaborators, and impair our ability to generate revenue from product sales, regulatory and commercialization milestones and royalties. Moreover, if we or any future collaborators are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we or they are unable to successfully complete clinical trials of our product candidates or other testing or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we or any future collaborators may:

•	incur additional unplanned costs, including costs relating to additional required clinical trials or preclinical testing;

•	be delayed in obtaining marketing approval for IFX-1 or any of our other product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

Our failure to successfully complete clinical trials of our product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of our product candidates would significantly harm our business.

Our product candidates may cause or be perceived to cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay, denial or withdrawal of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. In addition, many of the patients that we expect to enroll in our planned clinical trial of IFX-1 for HS suffer from serious pre-existing disorders. While such disorders may lead to serious adverse events during trial periods that may be found to be unrelated to IFX-1, such events may create a negative safety perception and adversely impact market acceptance of IFX-1 following any approval. For example, in our most recent Phase IIa clinical trial of IFX-1 for HS, we observed three adverse events, even though they were judged not to be related to IFX-1 by the investigator.

If unacceptable side effects arise in the development of our product candidates, we, the FDA or comparable foreign regulatory authorities, the Institutional Review Boards, or IRBs, or independent ethics committees at the institutions in which our studies are conducted, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Side effects, whether treatment-related or not, could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials, or those of any future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we, or any future collaborators, may need to recall the product, or be required to change the way the product is administered or conduct additional clinical trials;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we, or any future collaborators, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

•	we, or any future collaborators, may be required to implement a REMS that imposes distribution and use restrictions or to conduct postmarket studies or clinical trials;

•	we, or any future collaborators, could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of these events could harm our business and operations, and could negatively impact our share price.

Our product candidates are either chimeric or humanized antibody proteins that could cause an immune response in patients, resulting in the creation of harmful or neutralizing antibodies against these therapeutic proteins.

In addition to the safety, efficacy, manufacturing, and regulatory hurdles faced by our product candidates, the administration of proteins such as monoclonal antibodies that are chimeric or humanized, including our product candidates IFX-1 and IFX-2, respectively, can cause an immune response, resulting in the creation of antibodies against the therapeutic protein. These anti-drug antibodies can have no effect or can neutralize the effectiveness of the protein, or require that higher doses be used to obtain a therapeutic effect. Whether anti-drug antibodies will be created and how they react can often not be predicted from preclinical or even clinical studies, and their detection or appearance is often delayed. As a result, neutralizing antibodies may be detected at a later date or upon longer exposure of patients with our product candidates, such as following more chronic administration in longer lasting clinical trials. In some cases, detection of such neutralizing antibodies can even occur after pivotal clinical trials have been completed.  Therefore, there can be no assurance that neutralizing antibodies will not be detected in future clinical trials or at a later date upon longer exposure (including after commercialization). If anti-drug antibodies reduce or neutralize the effectiveness of our product candidates, the continued clinical development or receipt of marketing approval for any of our product candidates could be delayed or prevented and, even if any of our product candidates is approved, their commercial success could be limited, any of which would impair our ability to generate revenue and continue operations.

Even if we complete the necessary preclinical studies and clinical trials for IFX-1 and any other product candidates, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing approval to commercialize a product candidate.

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any product candidate in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a BLA. Further, there is no prior history of regulatory approval for product candidates targeting C5a inhibition. In addition, while we intend to use HiSCR as the primary endpoint in our planned clinical trials of IFX-1 for HS, which we believe is a clinically-accepted endpoint based on the approval of adalimumab, there is no guarantee that the FDA or comparable foreign regulatory authorities will permit us to do so. Further, the HiSCR response is a subjective endpoint, demonstrated if an investigator determines there has been a 50% or higher reduction of the AN count (without any increase of the abscess or draining fistula count from baseline). As a result, the regulatory pathway for IFX-1 is novel and may present unforeseen issues or delays.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. The FDA, EMA or any comparable foreign regulatory authorities may delay, limit or deny approval of IFX-1 for many reasons, including:

•	we may not be able to demonstrate that IFX-1 is safe and effective as a treatment for our targeted indications to the satisfaction of the FDA, the EMA or comparable foreign regulatory agencies;

•	the FDA, EMA or comparable foreign regulatory authorities may require additional clinical trials or non-clinical studies of IFX-1 in addition to those already performed or planned, either before approval or as a post-approval commitment, which would increase our costs and prolong our development of IFX-1;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory authorities for marketing approval;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials, including designated clinical endpoints, such as the use of HiSCR in our planned clinical trials of IFX-1 for HS;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the contract research organizations, or CROs, that we retain to conduct clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

•	the FDA, EMA or comparable foreign regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the clinical and other benefits of IFX-1 outweigh its safety risks;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies and clinical trials;

•	the FDA, EMA or comparable foreign regulatory authorities may not accept data generated at clinical trial sites;

•	if our BLA, when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA, EMA or comparable foreign regulatory authorities may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

•	the FDA, EMA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of our third-party manufacturers, including non-compliance with current Good Manufacturing Practices, or cGMPs; or

•	the FDA, EMA or comparable foreign regulatory authorities may change their respective approval policies or adopt new regulations.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of a BLA to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market IFX-1, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that IFX-1 will be successfully developed or commercialized.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authority. The FDA or other regulatory authority may conclude that a principal investigator, potentially including because of a financial relationship with us, has a conflict of interest that has affected interpretation of the study. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

Any delay in obtaining or failure to obtain required approvals could negatively impact our ability or that of any future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our share price.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We will be required to identify and enroll a sufficient number of patients with HS and AAV for our planned clinical trials of IFX-1 in these indications. Each of these is a rare disease or indication with a relatively small patient population, which could result in enrollment of a limited or insufficient number of clinical trial participants, particularly in the United States where we intend to seek orphan drug designation. We may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for IFX-1 or any of our other product candidates that we pursue if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials.

Patient enrollment is affected by other factors, including:

•	severity of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial;

•	perceived safety and tolerability of the product candidate;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including standard-of-care and any new drugs that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	our ability to monitor patients adequately during and after treatment.

Further, there are only a limited number of specialist physicians who treat patients with these diseases and major clinical centers are concentrated in a few geographic regions. We also may encounter difficulties in identifying and enrolling such patients with a stage of disease appropriate for our ongoing or future clinical trials. In addition, the process of finding and diagnosing patients may prove costly. Our inability to enroll a sufficient number of patients for any of our clinical trials would result in significant delays or may require us to abandon one or more clinical trials.

Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

Even if IFX-1 or any of our other product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians are often reluctant to switch their patients from existing therapies (such as adalimumab for the treatment of HS) even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies. Adalimumab is the only drug approved for the treatment of HS, and even if we are able to obtain marketing approval of IFX-1 for the treatment of HS, we may not be able to successfully convince physicians or patients to switch from adalimumab to IFX-1. Further, we may face a lack of acceptance by the physician community of the efficacy of targeting C5a to inhibit terminal complement activation compared to targeting C5, which is well established in clinical practice (such as eculizumab). In addition, IFX-1 may not be accepted by physicians or patients if we cannot demonstrate, or if IFX-1 is perceived as not having, strong duration of effect, including compared to existing treatments for HS. The duration of effect of IFX-1 has only been studied for durations less than the expected duration of any pivotal Phase III clinical trials that we may undertake in the future. It is possible that the effects seen in shorter term clinical trials will not be replicated at later time points or in larger clinical trials. Further, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance.  Further, the potential patient populations for our initial targeted indications, including HS and AAV, are relatively small. This could affect the rate of adoption and as a result, market acceptance of our product candidates, if approved, could be much slower than anticipated.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, including management time and financial resources, and may not be successful. If any of our product candidates is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product;

•	the potential advantages of the product compared to competitive therapies, notwithstanding success in meeting or exceeding clinical trial endpoints;

•	the prevalence and severity of any side effects;

•	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

•	our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;

•	the product's convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	limitations or warnings, including distribution or use restrictions contained in the product's approved labeling;

•	the strength of sales, marketing and distribution support;

•	changes in the standard of care for the targeted indications for the product; and

•	availability and amount of coverage and reimbursement from government payors, managed care plans and other third-party payors.

The failure of any of our product candidates, if approved, to find market acceptance would harm our business and could require us to seek additional financing.

Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the product may become subject to unfavorable pricing regulations or third-party payor coverage and reimbursement policies, any of which could harm our business.

Patients who are provided medical treatment for their conditions generally rely on third party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability, and the ability of any future collaborators, to commercialize any of our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third party payors including government health administration authorities and public or private health coverage insurers. Third-party payors decide which medications they will cover and establish reimbursement levels. We cannot be certain that reimbursement will be available for IFX-1 or any of our product candidates. Also, we cannot be certain that less fulsome reimbursement policies will not reduce the demand for, or the price we can charge for, our products, if approved. The insurance coverage and reimbursement status of newly-approved products for orphan diseases is particularly uncertain and failure to obtain or maintain adequate coverage and reimbursement for IFX-1 or any other product candidates could limit our ability to generate revenue.

If coverage and reimbursement are not available, or reimbursement is available only to limited levels, we, or any future collaborators, may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us, or any future collaborators, to establish or maintain pricing sufficient to realize a sufficient return on our or their investments. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we, or any future collaborators, might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability or the ability of any future collaborators to recoup our or their investment in one or more product candidates, even if our product candidates obtain marketing approval.

The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability or that of any future collaborators to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers, or those of any future collaborators, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause us, or any future collaborators, to decrease the price we, or they, might establish for products, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide coverage or adequate reimbursement, our prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We cannot be sure that coverage will be available for any product candidate that we, or any future collaborator, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we, or any future collaborator, obtain marketing approval could significantly harm our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

If any product liability lawsuits are successfully brought against us or any of our collaboration partners, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients and will face an even greater risk if our product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities.

If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity associated with illness or other adverse effects resulting from patients' use or misuse of our products or any similar products distributed by other companies.

Although we maintain product liability insurance coverage, this insurance may not fully cover potential liabilities that we may incur. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. We will need to increase our insurance coverage if we commercialize any product that receives marketing approval. In addition, insurance coverage is becoming increasingly expensive. If we are unable to maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could harm our business, financial condition, results of operations and prospects.

We currently have no marketing, sales or distribution infrastructure with respect to our product candidates. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If any of our product candidates is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize any such candidate, or to outsource this function to a third party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of our product candidates, including our lead candidate IFX-1. In addition, we may not be able to hire a sales force in the United States, Europe or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. These risks may be particularly pronounced due to our focus on our initial indications of HS and AAV for IFX-1, each of which is a rare disease with relatively small patient populations. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of IFX-1 and other future product candidates.

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment or to serve as an alternative to our own sales force and distribution systems. Our product revenue may be lower than if it directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We have limited financial and managerial resources, and therefore we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of both their potential for marketing approval and commercialization. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of IFX-1 or any future product candidate we may develop.

The risk of failure for IFX-1 and any other future product candidates we may develop is high. It is impossible to predict when or if IFX-1 will prove to be effective and safe in humans or will receive regulatory approval for the treatment of HS or AAV. Additionally, before regulatory authorities grant marketing approval for IFX-1, for any future indications, or any future product candidate that we seek to develop, we will be required to conduct extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

We may experience numerous unforeseen events during or as a result of the regulatory approval process that could delay or prevent our ability to receive marketing approval from regulators or commercialize IFX-1 or any future product candidate, including:

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	clinical trials of our product candidates may produce negative or inconclusive results, including failure to demonstrate statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all; and

•	regulators or institutional review boards may require that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the institutional review boards of the institutions in which such trials are being conducted, by the data safety monitoring board for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate drug revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence drug sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval.

Our product development costs will further increase if we experience delays in testing or marketing approvals. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring drugs to market before we do and impair our ability to successfully commercialize our product candidates.

We plan to seek orphan drug designation for IFX-1 in HS, but we may be unable to obtain such designation or to maintain the benefits associated with orphan drug status, including market exclusivity, even if that designation is granted.

We plan to seek orphan drug designation from the FDA for IFX-1 in HS and potentially in other orphan indications in which there is a medically plausible basis for its use, and we may seek orphan drug designation for other preclinical product candidates in our pipeline or that we may develop. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the FDA review and approval process. Although we intend to seek orphan drug designation for IFX-1 in HS from the FDA, we may never receive such designation. Moreover, obtaining orphan drug designation for IFX-1 in HS does not mean we will be able to obtain such designation for another indication. We do not plan to seek orphan drug designation for IFX-1 in HS in the European Union because we do not expect that the population criterion would be satisfied.

If a product that has orphan drug designation from the FDA subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same drug for the same indication for seven years, except in limited circumstances such as if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Similarly, the FDA can subsequently approve a drug with the same active moiety for the same condition during the exclusivity period if the FDA concludes that the later drug is clinically superior, meaning the later drug is safer, more effective, or makes a major contribution to patient care. Even if we were to obtain orphan drug designation for IFX-1 from the FDA, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products, and thus approval of IFX-1 could be blocked for seven years if another company obtains approval and orphan drug exclusivity for the same drug and same condition before us. If we do obtain exclusive marketing rights in the United States, they may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of the relevant patients. Further, exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition, the same drugs can be approved for different indications and might then be used off-label in our approved indication, and different drugs for the same condition may already be approved and commercially available.

Even if we obtain FDA approval of IFX-1 or any of our other product candidates, we may never obtain approval or commercialize our products outside of the United States.

In order to market any approved products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. If approved by the relevant governmental authorities, we expect to market IFX-1 for the treatment of HS in Europe and jurisdictions outside the United States, in part due to the relatively larger patient population that exists in Europe as compared to that in the United States. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming and could delay or prevent introduction of IFX-1 or any of our other product candidates in those countries. In addition, we expect to be subject to a variety of risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

•	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	foreign reimbursement, pricing and insurance regimes;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

•	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market will be reduced, including if we are unable to market IFX-1 for the treatment of HS in Europe, and our ability to realize the full market potential of our product candidates will be harmed.

We are subject to extensive government regulation and the failure to comply with these regulations may have a material adverse effect on our operations and business.

Both before and after approval of any product, we and our suppliers, contract manufacturers and clinical investigators are subject to extensive regulation by governmental authorities in the United States and other countries, covering, among other things, testing, manufacturing, quality control, clinical trials, post-marketing studies, labeling, advertising, promotion, distribution, import and export, governmental pricing, price reporting and rebate requirements. Failure to comply with applicable requirements could result in one or more of the following actions: warning letters; unanticipated expenditures; delays in approval or refusal to approve a product candidate; product recall or seizure; interruption of manufacturing or clinical trials; operating or marketing restrictions; injunctions; criminal prosecution and civil or criminal penalties including fines and other monetary penalties; adverse publicity; and disruptions to our business. Further, government investigations into potential violations of these laws would require us to expend considerable resources and face adverse publicity and the potential disruption of our business even if we are ultimately found not to have committed a violation.

Obtaining FDA, EMA or other regulatory agency approval of our product candidates requires substantial time, effort and financial resources and may be subject to both expected and unforeseen delays, and there can be no assurance that any approval will be granted on any of our product candidates on a timely basis, if at all. The FDA, EMA or other regulatory agencies may decide that our data are insufficient for approval of our product candidates and require additional preclinical, clinical or other studies or additional work related to chemistry, manufacturing and controls. If we are required to conduct additional trials or to conduct other testing of our product candidates beyond that which we currently contemplate for regulatory approval, if we are unable to complete successfully our clinical trials or other testing, or if the results of these and other trials or tests fail to demonstrate efficacy or raise safety concerns, we may face substantial additional expenses, be delayed in obtaining marketing approval for our product candidates or may never obtain marketing approval.

We are also required to comply with extensive governmental regulatory requirements after a product has received marketing authorization. Governing regulatory authorities may require post-marketing studies that may negatively impact the commercial viability of a product. Once on the market, a product may become associated with previously undetected adverse effects and/or may develop manufacturing difficulties. As a result of any of these or other problems, a product's regulatory approval could be withdrawn, which could harm our business and operating results.

Our current and future relationships with third-party payors, health care professionals and customers in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to significant penalties.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with health care professionals, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal civil False Claims Act, that may constrain the business or financial arrangements and relationships through which we conduct clinical research, sell, market and distribute any drugs for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include the following:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Further, several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•	federal civil and criminal false claims laws, including, without limitation, the federal civil False Claims Act (that can be enforced through civil whistleblower or qui tam actions), and the civil monetary penalties law, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the Physician Payments Sunshine Act, created under Section 6002 of Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the Affordable Care Act, and its implementing regulations, which requires specified manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other ‘‘transfers of value’’ made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals and applicable manufacturers to report annually to CMS ownership and investment interests held by physicians and their immediate family members by the 90th day of each calendar year. All such reported information is publicly available; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, some of whom may recommend, purchase or prescribe IFX-1, if approved, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations, which could have a material adverse effect on our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our business.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize IFX-1 and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of IFX-1, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, President Obama signed into law the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the Affordable Care Act of importance to our potential product candidates are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, which include, among other things, new government investigative powers and enhanced penalties for non-compliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	the new requirements under the federal open payments program and its implementing regulations;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the Affordable Care Act. In January 2017, the federal government began directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Further, in May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act, or the AHCA, which, if enacted, would amend or repeal significant portions of the Affordable Care Act. Prospects for legislative action on this bill are uncertain. Congress could consider other legislation to repeal or replace certain elements of the Affordable Care Act.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year effective April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2025, unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for drugs. In addition, there have been several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of IFX-1, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent drug labeling and post-marketing testing and other requirements.

Even if we, or any future collaborators, obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved labeling. Thus, we and any future collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers' facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we, or any future collaborators, receive marketing approval for one or more of our product candidates, we, and any future collaborators, and our and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

Outside of the United States, international operations are generally subject to extensive governmental price controls and other market regulations. In many countries, such as countries of the European Union, the pricing of prescription pharmaceuticals is subject to varying price control mechanisms, often as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we, or any future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates, and we believe the increasing emphasis on cost-containment initiatives in the Europe Union has and will continue to put pressure on the pricing and usage of our product candidates. As a result, given the relatively smaller target markets for HS and AAV, our initial indications for IFX-1, in the Europe Union and elsewhere outside the United States, any reduced reimbursement for such product candidates may be insufficient for us to generate commercially reasonable revenue and profits and would adversely affect our financial condition and results of operations.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we, or any future collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products following approval.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to ongoing requirements of and review by the FDA, the EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS.

The FDA, the EMA and other regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers' communications regarding off-label use and if we, or any future collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws, including the False Claims Act.

In addition, later discovery of previously unknown adverse events or other problems with our products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on the manufacturing of such products;

•	restrictions on the labeling or marketing of such products;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	restrictions on coverage by third-party payors;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Risks related to our dependence on third parties

We rely on third parties to conduct our clinical trials. If they do not perform satisfactorily, our business could be harmed.

We do not independently conduct clinical trials of any of our product candidates. We rely on third parties, such as contract research organizations, or CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct these clinical trials and expect to rely on these third parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new contract research organization begins work. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of our product candidates, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA, the EMA and potentially other regulatory agencies of different countries require us to comply with requirements, commonly referred to as Good Clinical Practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA and regulatory agencies inside the European Union and other regulatory agencies enforce these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory agencies may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA or other regulatory agencies will determine that any of our clinical trials comply with GCPs. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, such as ClinicalTrials.gov in the United States, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

We are subject to manufacturing risks, and use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities at an acceptable cost.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely on third parties for supply of IFX-1. Our current strategy is to outsource all manufacturing of our product candidates and products to third parties while conducting certain quality control tests within our in-house manufacturing processes.

The process of manufacturing our products is complex, highly regulated and subject to several risks. The process of manufacturing biologics, such as IFX-1, is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.  Further, our product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical trials or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

We currently engage third-party manufacturers to provide the final drug product formulation of IFX-1 that is being used in our clinical trials. Although we believe that there are several potential alternative manufacturers who could manufacture IFX-1, we may incur added costs and delays in identifying and qualifying any such replacement. We recently engaged a new manufacturer for clinical supply of IFX-1. There is no assurance that we will be able to timely secure needed alternative supply arrangements on satisfactory terms, or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them, if approved. There may be difficulties in scaling up to commercial quantities or optimization of processes and formulation of IFX-1 and the costs of manufacturing could be prohibitive.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks beyond our control, including:

•	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

•	costs and validation of new equipment and facilities required for additional scale-up or optimization of processes;

•	failure to comply with cGMP and similar foreign standards;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond our control; and

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us, and our ability to obtain alternative supply.

If we do not maintain our key manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other foreign regulatory authorities. In addition, a change of the manufacturing facility contains inherent risks and is generally viewed as major change in the manufacturing process such that comparability studies have to be conducted to assure comparability between the before established manufacturing process and the newly established manufacturing process potentially causing delays in the drug product supply or, in case of a non-comparability of the manufactured drug product, warrant further additional pre-clinical and or clinical studies with such non-comparable drug product which may also be imposed by any regulatory agency upon review of the comparability data.

We participate in the manufacturing process with crucial quality control testing within our own laboratories, and we hold the manufacturer license for, and therefore oversee, the overall manufacturing process, and we are responsible for ensuring that this part of our business also operates according to GMP standards. Additionally, we currently hold an importing license. We therefore employ key personnel within the manufacturing process such as a head of quality assurance, a head of manufacturing, and a qualified person.

Thus, our laboratories and our quality control system and related documentation and personnel, are also subject to frequent governmental inspections to assure adherence to GMP guidelines and to maintain our manufacturing and importing license. Related to these activities, there are risks which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects, including but not being limited to the following risks:

•	a loss of key personnel within the manufacturing activities could result in significant delays in the manufacturing and release testing of our drug candidate and replacement of such personnel could be time consuming and be associated with additional costs for us.

•	mistakes or misconduct within the release testing could result in false results which could result in both, the wrongfully rejection of a manufactured drug product from being released or the wrongfully acceptance of a dysfunctional drug product, causing data and trial results achieved with such drug product being false and potentially wrongly interpreted.

•	an inadequate GMP compliance could result in a potential temporary or permanent loss of the manufacturing or importing license resulting from an inspection of regulatory agencies

Our third-party manufacturers or we may not be able to comply with the cGMP regulatory requirements applicable to IFX-1 and biologics, including applicable provisions of the FDA's drug cGMP regulations, device cGMP requirements embodied in the Quality System Regulation, or QSR, or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of our product candidates. In addition, our third-party manufacturers and suppliers and we are subject to FDA and other local regulatory authority inspection from time to time. Failure by our third-party manufacturers and suppliers or us to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. In addition, we and our third-party manufacturers and suppliers and subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Based on the severity of the regulatory action, our clinical or commercial supply of drug and packaging and other services could be interrupted or limited, which could have a material adverse effect on our business, including our clinical research activities and our ability to develop our product candidates and market our products following approval, if any.

If any third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of IFX-1 or any of our other product candidates in our pipeline or that we may develop, our third party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult or costly. Further, any claims in our manufacturing process as a result of scaling up or optimization of the manufacturing, supply and fill process may result in the need to obtain regulatory approvals. If our third party manufacturers are not able to optimize manufacturing process to increase the product yield for our product candidates, or are unable to produce increased amounts of our product candidates while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits. Difficulty in achieving commercial scale-up production or production optimization or the need for additional regulatory approvals as a result could have a material adverse impact on our business and results of operations.

We expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We expect to seek one or more collaborators for the development and commercialization of one or more of our product candidates. Likely collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if we obtain marketing approval for product candidates from foreign regulatory authorities, we may enter into strategic relationships with international biotechnology or pharmaceutical companies for the commercialization of such product candidates outside of the United States.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA, the EMA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for our product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Collaborations are complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have may resulted in a reduced number of potential future collaborators. Any collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential collaborations or to otherwise develop specified product candidates. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

If we enter into collaborations with third parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

We expect to maintain existing collaborations and enter into additional collaborations for the development and commercialization of certain of our product candidates and in certain geographies. If we entered into additional collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators' abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving our product candidates pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators' strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with collaborators, including disagreements over proprietary rights, including trade secrets and intellectual property rights, contract interpretation, or the preferred course of development might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

•	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

Risks related to our intellectual property

Our success depends on our ability to protect our intellectual property and proprietary anti-C5a technology.

Our success depends in large part on our ability to obtain and maintain patent, trade secret and other intellectual property protection in the United States and other countries with respect to IFX-1 and other proprietary product candidates. If we do not adequately protect our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business. The patent application and approval process is expensive and time-consuming and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

If the scope of the patent protection we obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, contractors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights may be uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. For example, there can be no assurance that our issued patents contain and pending patent applications will contain, when granted, claims of sufficient breadth to cover all antibodies alleged to be a biosimilar of our product candidates. Furthermore, there can be no assurance that our issued patents will not be challenged at the United States Patent and Trademark Office, or USPTO, or foreign patent offices or in court proceedings, and if any such challenge were successful, the scope of our issued patent claims could be limited so as to not cover antibodies alleged to be a biosimilar of our product candidates. In addition, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than United States law does.

Some of our future patents and patent applications may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we would need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, we, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our patents covering our proprietary anti-C5a technology may be subject to challenge, narrowing, circumvention and invalidation by third parties.

Any of our patents may be challenged, narrowed, circumvented, or invalidated by third parties. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third party preissuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, our competitors and other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to IFX-1 or other product candidates but that uses a technology that falls outside the scope of our patent protection. Our competitors may also seek approval to market generic versions of any approved products and in connection with seeking such approval may claim that our patents are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We cannot be sure that we were the first to make the anti-C5a technologies claimed in our patents or patent applications or that we were the first to file for patent protection.

Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that parties from whom we may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third parties have filed patent applications on inventions claimed in our patents or applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs.

The patent application process is subject to numerous risks and there can be no assurance that we will be successful in obtaining patents for which we have applied.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•	the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

•	the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance;

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, narrowed, found to be unenforceable or otherwise may not provide any competitive advantage;

•	our competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our potential product candidates;

•	there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•	countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

It is difficult and costly to protect our intellectual property and our proprietary anti-C5a technologies, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for the composition, use and structure of our products and product candidates, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment as well as on successfully defending these patents against potential third-party challenges. Our ability to protect our products and product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities.

The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. For example, our C5a inhibitor portfolio consists of 3 families of patent applications that we own directed to C5a inhibitors and related methods of use. Although we have conducted searches for third-party publications, patents and other information that may affect the patentability of claims in our various patent applications and patents, we cannot be certain that all relevant information has been identified. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or patent applications, in our licensed patents or patent applications or in third-party patents.

We cannot provide assurances that any of our patent applications will be found to be patentable, including over our own prior art patents, or will issue as patents. Neither can we make assurances as to the scope of any claims that may issue from our pending and future patent applications nor to the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of our patents and patent applications in the United States or foreign jurisdictions. Any such challenge, if successful, could limit patent protection for our products and product candidates and/or materially harm our business.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of our programs, including our HS program;

•	it is possible that one or more of our pending patent applications will not become an issued patent or, if issued, that the patent(s) will be insufficient to protect our technology, provide us with a basis for commercially viable products or provide us with any competitive advantages;

•	if our pending applications issue as patents, they may be challenged by third parties as not infringed, invalid or unenforceable under United States or foreign laws; or

•	if issued, the patents under which we hold rights may not be valid or enforceable.

In addition, to the extent that we are unable to obtain and maintain patent protection for one of our products or product candidates or in the event that such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of a product or product candidate for follow-on indications. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects

Obtaining and maintaining patent protection of our anti-C5a technologies depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Under the terms of some of our licenses, we do not have the ability to maintain or prosecute patents in the portfolio, and must therefore rely on third parties to comply with these requirements. Failure by us or our licensors to maintain protection of our patent portfolio could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, it is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If any of our present or future partners, collaborators, licensees, or licensors, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time and if we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty years after it is filed. Various extensions may be available, however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments and similar legislation in the EU. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced and could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States, including the Leahy-Smith America Invents Act, or the America Invents Act, could increase those uncertainties and costs. The America Invents Act was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act reforms United States patent law in part by changing the U.S. patent system from a “first to invent” system to a “first inventor to file” system, expanding the definition of prior art, and developing a post-grant review system. This legislation changed United States patent law in a way that may weaken our ability to obtain patent protection in the United States for those applications filed after March 16, 2013.

Further, the America Invents Act created new procedures to challenge the validity of issued patents in the United States, including post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts, and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litigation, Promega Corp. v. Life Technologies Corp. and Abbvie Deutschland GmbH v. Janssen Biotech, Inc. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Any changes to patent law in the U.S. or other jurisdictions that impairs our ability to protect IFX-1 and other product candidates could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products.

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Agreements through which we license patent rights may not give us sufficient rights to permit us to pursue enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents (or control of enforcement or defense) of such patent rights in all relevant jurisdictions as requirements may vary.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Moreover, such proceedings could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Others may claim an ownership interest in our intellectual property and proprietary anti-C5a technologies which could expose us to litigation and have a significant adverse effect on our prospects.

A third party may claim an ownership interest in one or more of our, or our licensors', patents or other proprietary or intellectual property rights. A third party could bring legal actions against us and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. While we are presently unaware of any claims or assertions by third parties with respect to our patents or other intellectual property, we cannot guarantee that a third party will not assert a claim or an interest in any of such patents or intellectual property. If we become involved in any litigation, it could consume a substantial portion of our resources, and cause a significant diversion of effort by our technical and management personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing, misappropriating, or otherwise violating the intellectual property and other proprietary rights of third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates that may cover our product candidates or approach to complement inhibition. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture, or our approach to complement inhibition, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates, including interference and post-grant proceedings before the USPTO. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our product candidates. We cannot guarantee that any of our patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe, misappropriate, or otherwise violate a third party's intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property and proprietary anti-C5a technology.

Many of our current and former employees and our licensors' current and former employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, or such agreements may be breached or alleged to be ineffective, which may result in claims by or against us related to the ownership of such intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe, misappropriate, or otherwise violate our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent's claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we were to assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common shares. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. Any such litigation could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

We may be reliant upon licenses to certain patent rights and proprietary anti-C5a technology form third parties that are important or necessary to the development of our product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses. Our licensors may have relied on third party consultants or collaborators or funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In addition, the agreements under which we license patent rights may not give us control over patent prosecution or maintenance, so that we may not be able to control which claims or arguments are presented and may not be able to secure, maintain, or successfully enforce necessary or desirable patent protection from those patent rights. We cannot be certain that patent prosecution and maintenance activities by our licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. Even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors, and cannot guarantee that we would receive it and on what terms. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in any licensed patents. If we cannot obtain patent protection, or enforce existing or future patents against third parties, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Further, the agreements under which we currently license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement.

•	the sublicensing of patent and other rights under current and any future collaborative development relationships;

•	our diligence obligations under any license agreement and what activities satisfy such obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our license counterparties and us and our partners; and

•	the priority of invention of patented technology.

In spite of our best efforts, our license counterparties might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, which may remove our ability to develop and commercialize the product candidates and technology covered by these license agreements. If any in-licenses are terminated, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. It is possible that we may be unable to obtain any additional licenses that we require at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our product candidates, technology, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be negatively impacted and our business would be harmed.

In addition to the protection afforded by patents, we also rely on trade secret protection for certain aspects of our intellectual property. However, trade secrets are difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Certain of our employees and patents are subject to German law.

A number of our personnel, including our directors, work in Germany and are subject to German employment law. Inventions which may be the subject of a patent or of protection as a utility model as well as technical improvement proposals for other technical innovations that may not be the subject of a patent or of protection as a utility model made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our current or past employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees retain rights to patents they invented or co-invented prior to 2009. While we believe that all of our current and past German employee inventors have subsequently assigned to us their interest in patents they invented or co-invented, there can be no assurance that all such assignments are fully effective and there is a risk that the compensation we provided to them may be deemed to be insufficient, such that we may be required under German law to increase the compensation due to such employees for the use of the patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

If any of our current or past employees obtain or retain ownership of any inventions or related intellectual property rights that we believe we own, we may lose valuable intellectual property rights and be required to obtain and maintain licenses from such employees to such inventions or intellectual property rights, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain a license to any such employee’s interest in such inventions or intellectual property rights, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. In addition, any loss of exclusivity of our intellectual property rights could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks related to employee matters and managing growth

We only have a limited number of employees to manage and operate our business.

As of June 1, 2017, we had 17 full-time or part-time employees. Our focus on the development of IFX-1 requires us to optimize cash utilization and to manage and operate our business with limited personnel. We cannot assure you that we will be able to hire additional employees and/or retain adequate staffing levels to develop IFX-1 or run our operations or to accomplish all of the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers and directors, and the loss of their services would materially harm our business.

Our success depends, and will likely continue to depend, upon our ability to hire and retain the services of our current executive officers, directors, principal consultants and others. We are highly dependent on the management, development, clinical, financial and business development expertise of Professor Niels Riedemann, our Chief Executive Officer, Professor Renfeng Guo, our Chief Scientific Officer, Arnd Christ, our Chief Financial Officer and Dr. Othmar Zenker, our Chief Medical Officer. In addition, we have established relationships with universities and research institutions which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

Our industry has experienced a high rate of turnover of management personnel in recent years. Any of our personnel may terminate their employment at will. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully.

Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

We rely on consultants and advisors, including scientific, strategic, regulatory and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.

Our employees, independent contractors, consultants, collaborators and contract research organizations may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, independent contractors, consultants, collaborators and contract research organizations may engage in fraudulent conduct or other illegal activity. Misconduct by those parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates: (i) FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (ii) manufacturing and clinical trial conduct standards, (iii) federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, and (iv) laws that require the reporting of financial information or data accurately. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our ability to operate our business and our results of operations.

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development and regulatory affairs, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Moreover, our expected growth could require us to relocate to a different geographic area of the country. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful development and commercialization of our product candidates.

Cyber-attacks or other failures in telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.

We utilize information technology, or IT, systems and networks to process, transmit and store electronic information in connection with our business activities. As use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. Similarly, there can be no assurance that our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any cyber-attack or destruction or loss of data could have a material adverse effect on our business and prospects. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyber-attacks or other data security breaches and may incur significant additional expense to implement further data protection measures.

Risks related to our common shares, this offering and our status as a public company

An active trading market for our common shares may not develop or be sustainable. If an active trading market does not develop, investors may not be able to resell their shares at or above the initial public offering price and our ability to raise capital in the future may be impaired.

Prior to this offering, there has been no public market for our common shares. The initial public offering price for our common shares will be determined through negotiations with the underwriters. This price may not reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. Although we intend to list our common shares on The Nasdaq Global Market, or NASDAQ, an active trading market for our shares may never develop or, if developed, be maintained following this offering. If an active market for our common shares does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If you purchase common shares in this offering, you will suffer immediate dilution in the net tangible book value of your investment.

The initial public offering price of our common shares is substantially higher than the net tangible book value per common share. Therefore, if you purchase common shares in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the assumed initial public offering price of $         per share (€          per share), which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $          per share (€         per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Purchasers of common shares in this offering will have contributed approximately      % of the aggregate price paid by all purchasers of our shares and will own approximately        % of our common shares outstanding after this offering, excluding any of our common shares that they may have acquired prior to this offering. Furthermore, if the underwriters exercise their overallotment option to purchase additional common shares or our previously issued options to acquire common shares at prices below the assumed initial public offering price are exercised, you will experience further dilution. For additional information on the dilution that you will experience immediately after this offering, see the section titled "Dilution."

The trading price of our common shares is likely to be highly volatile, which could result in substantial losses for purchasers of our common shares in this offering, and a decline in our share price and invite securities litigation against our company or our management.

Our share price is likely to be highly volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common shares at or above the initial public offering price and you may lose some or all of your investment. The market price for our common shares may be influenced by many factors, including:

•	the timing, enrollment and results of clinical trials of IFX-1 and any other product candidates;

•	regulatory actions with respect to IFX-1, our other product candidates or our competitors' products and product candidates;

•	the success of existing or new competitive products or technologies;

•	any delay in our development or regulatory filings for IFX-1 or any future product candidate and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	commencement or termination of collaborations for our development programs;

•	failure or discontinuation of any of our development programs;

•	results of clinical trials of product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results or development timelines;

•	announcement or expectation of additional financing efforts;

•	sales of our common shares by us, our insiders or other shareholders;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our shares;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk factors” section.

In the past, securities class action litigation has often been brought against a company and its management following a decline in the market price of its securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant stock price volatility in recent years. Such litigation, if instituted against us, could cause us or members of our management to incur substantial costs and divert management’s attention and resources from our business.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of the shares and dilute shareholders.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Following the completion of this offering and based on the midpoint of the price range stated on the front cover of this prospectus, we will have                  common shares outstanding (assuming no exercise of the underwriters’ overallotment option to purchase additional shares). See “Corporate reorganization.” This includes the common shares to be sold in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Approximately           % of the common shares outstanding after this offering are expected to be held by existing shareholders. All of these common shares will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. If, after the end of such lock-up agreements, or upon the release of any of such shares by the underwriters, these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Moreover, after this offering, holders of an aggregate of            common shares will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We also plan to register all common shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

We have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return on your investment.

Although we currently intend to use the net proceeds from this offering in the manner described in the section titled “Use of proceeds” in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. For example, we intend to use the net proceeds from this offering, together with cash and cash equivalents on hand, to pursue the approval of our product candidates for a number of indications, some of which may never reach approval. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our directors and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified directors.

As a foreign private issuer and as permitted by the listing requirements of NASDAQ, we follow certain home country governance practices rather than the corporate governance requirements of the NASDAQ.

We will be a foreign private issuer. As a result, in accordance with the listing requirements of NASDAQ we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of NASDAQ. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Description of share capital and articles of association—Corporate governance.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these NASDAQ requirements.

We are an ‘‘emerging growth company’’ and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares may be less attractive to investors.

We are an ‘‘emerging growth company’’ as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced ‘‘Management’s discussion and analysis of financial condition and results of operations’’ disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to implement effective internal controls over financial reporting, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our common shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act of 2002 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. If we fail to design and operate effective internal controls, it could result in material misstatements in our financial statements, impair our ability to raise revenue, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our common shares.

We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years after this offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We do not anticipate paying any cash dividends on our share capital in the foreseeable future. Accordingly, shareholders must rely on capital appreciation, if any, for any return on their investment.

We have never declared nor paid cash dividends on our share capital. We currently plan to retain all of our future earnings, if any, to finance the operation, development and growth of our business. In addition, the terms of any future debt or credit agreements and any restrictions imposed by applicable law may preclude us from paying dividends. As a result, capital appreciation, if any, of our common shares will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common shares.

Concentration of ownership of our common shares among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.

Upon the closing of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common shares and their respective affiliates, will, in the aggregate, beneficially own approximately          % of our outstanding common shares. As a result, such holders will be able to control, and these other persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.

Some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

See “Principal shareholders” elsewhere in this prospectus for more information regarding the ownership of our outstanding common shares by our executive officers, directors and principal shareholders and their affiliates.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will likely depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We do not currently have research coverage, and there can be no assurance that analysts will cover us, or provide favorable coverage. Securities or industry analysts may elect not to provide research coverage of our common shares after this offering, and such lack of research coverage may negatively impact the market price of our common shares. In the event we do have analyst coverage, if one or more analysts downgrade our common shares, change their opinion of our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the Körperschaftsteuergesetz (German Corporation Income Tax Act or KStG) and Section 10a of the Gewerbesteuergesetz (German Trade Tax Act or GewStG). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 25% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of 5 years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding. In the case of such a qualified ownership change tax loss carry forwards, consisting of the NOLs in the same percentage as the ownership change, cannot be utilized. If the percentage of the aforementioned ownership change/change in voting rights exceeds 50%, tax loss carry forwards expire in full. To the extent that the tax loss carry forwards exceed hidden reserves (stille Reserven) taxable in Germany, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carry forwards will be preserved if certain conditions are satisfied.

Please note that according to a decision of the Federal Constitutional Court dated 29 March 2017 – 2 BvL 6/11, the present Section 8c para. 1 sentence 1 KStG is not in line with the German constitution. Thus, Section 8c para. 1 sentence 1 KStG needs to be amended. At the moment it is unclear when the German legislature will present a draft bill reflecting the required changes to the present Section 8c para. 1 sentence 1 KStG.

As of December 31, 2016, we had NOL carry forwards for German tax purposes of € 19.2 million available. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG, or a Section 10a GewStG limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since incorporation we intend to have, on a continuous basis, our place of effective management in Germany. We will therefore be a tax resident of Germany under German national tax law. By reason of our incorporation under Dutch law, we are also deemed tax resident in the Netherlands under Dutch tax law. However, based on our current management structure and current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should be tax resident solely in Germany for the purposes of the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012. However, we may become subject to limited income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative.

The applicable tax laws or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (for example, a change of board members or the place where board meetings take place), may result in us becoming a tax resident of a jurisdiction other than Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. However, if there is a double tax treaty between Germany and the respective other country the double taxation of income may be avoided. Thus, the detrimental tax effects should be mitigated by the application of the respective double tax treaty.

Although we do not expect to be a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in 2017, if we were a PFIC U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets and the treatment of our grants received as gross income that is not passive income, we do not expect to be a PFIC for our 2017 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. In addition, whether we will be a PFIC in 2017 or any future years is uncertain because, among other things, (i) we currently own, and will own after the completion of this offering, a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election (a “QEF Election”) that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Taxation — Material U.S. federal income tax considerations for U.S. holders of common shares.”

If we pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.

As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), our dividends are generally subject to German dividend withholding tax and not Dutch withholding tax. Dutch dividend withholding tax will be required to be withheld from dividends if and when paid to Dutch resident holders of our shares (and non-Dutch resident holders of our shares that have a permanent establishment in the Netherlands to which their shareholding is attributable). We will approach Dutch Revenue to apply for a tax ruling confirming that no withholding of any Dutch dividend tax is applicable at all (as the dividend withholding tax can generally be credited against a Dutch resident shareholder’s income tax anyway). Should we not obtain the tax ruling, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be assessed upon a payment of dividend, withholding of both German and Dutch dividend tax from such dividend may occur.

Upon the consummation of this offering, we will be a Dutch public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

Upon the consummation of this offering, we will be a public company with limited liability (naamloze vennootschap) organized under the laws of the Netherlands. Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. A further summary of applicable Dutch company law is contained in this prospectus under “Description of share capital and articles of association.” However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of directors may be different from the rights and obligations of shareholders and board members in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our executive officers and board of directors are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Description of share capital and articles of association—comparison of Dutch corporate law and our articles of association and U.S. corporate law—corporate governance.”

For more information, we have provided summaries of relevant Dutch corporation law and of our Articles of Association under “Description of share capital and articles of association.”

Provisions of our Articles of Association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board of directors.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. Our governance arrangements include several provisions that may have the effect of making a takeover of our company more difficult or less attractive. In this respect, our general meeting of shareholders is expected to grant, prior to the consummation of this offering, the right to an independent foundation under Dutch law, or protective foundation, to acquire preferred shares pursuant to a call option agreement, or the call option agreement, to be entered into between us and such foundation prior to the consummation of this offering. This call option under the call option agreement shall be continuous in nature and can be exercised repeatedly on multiple occasions.

If the protective foundation exercises the call option pursuant to the call option agreement, an amount of preferred shares up to 100% of our issued capital held by others than the protective foundation, minus one share, will be issued to the protective foundation. These preferred shares will be issued to the protective foundation under the obligation to pay up to 25% of their nominal value upon issuance. In order for the protective foundation to finance the issue price in relation to the preferred shares, the protective foundation is expected to enter into a finance arrangement with a bank. As an alternative to securing financing with a bank, subject to applicable restrictions under Dutch law, the call option agreement provides that the protective foundation may request us to provide, or cause our subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy the payment obligation (or part thereof) in cash and/or to charge an amount equal to the payment obligation (or part thereof) against our profits and/or reserves in satisfaction of such payment obligation.

The protective foundation’s articles of association provide that it will promote and protect the interests of the company, the business connected with the company and the company's stakeholders from time to time, and repressing possible influences which could threaten the strategy, continuity, independence and/or identity of the company or the business connected with it, to such an extent that this could be considered to be damaging to the aforementioned interests. These influences may include a third party acquiring a significant percentage of our common shares, the announcement of an unsolicited public offer for our common shares, shareholder activism, other concentration of control over our common shares or any other form of undue pressure on us to alter our strategic policies. The protective foundation shall be structured to operate independently of us.

If the protective foundation were to exercise its call option, the preferred shares to be issued pursuant thereto would be issued against the obligation to pay up to 25% of their nominal value. The voting rights of our shares are based on nominal value and, as we expect our common shares to trade substantially in excess of nominal value, preferred shares issued at 25% of their nominal value can carry significant voting power for a substantially reduced price compared to the price of our common shares and thus can be used as a defensive measure. These preferred shares will have both a liquidation and dividend preference over our common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require us to cancel its preferred shares once the perceived threat to the company and its stakeholders has been removed or sufficiently mitigated or neutralized. However, subject to the same limitations described above, the protective foundation would continue to have the right to exercise the call option in the future in response to a new threat to the interests of us, our business and our stakeholders from time to time.

In addition, certain provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our board of directors. These provisions include: a provision that our directors are appointed on the basis of a binding nomination prepared by our board of directors which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital; a provision that our directors may only be removed by the general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the removal is proposed by the board in which case a simple majority of the votes can be sufficient); and a requirement that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors.

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

Upon the consummation of this offering, we will be a Dutch public company with limited liability (naamloze vennootschap) and we will be subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions that regulate relations between the board of directors and the shareholders (such as the general meeting of shareholders). The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting NASDAQ requirement), the company is required to give the reasons for such non-compliance.

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including NASDAQ. We do not comply with all the best practice provisions of the DCGC. For a complete list of these DCGC best practices that we do not comply with, see “Description of share capital and articles of association.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands, and our headquarters is located in Germany. Substantially all of our assets are located outside the United States. The majority of our directors and executive officers reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

There is currently no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch companies or Dutch company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of principles of proper procedure (behoorlijke rechtspleging), (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards.

Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

In addition, actions brought in a German court against us, our directors, our executive officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our directors, our executive officers and the experts named in this prospectus.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or directors, executive officers or certain experts named herein who are residents of or possessing assets in the Netherlands, Germany, or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this prospectus and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	the timing, progress and results of clinical trials of IFX-1 and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•	the timing of any submission of filings for regulatory approval of IFX-1 or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of IFX-1 for any indication;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect and enforce our intellectual property protection for IFX-1 and any other product candidates, and the scope of such protection;

•	whether the FDA, EMA or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•	the success of our future clinical trials for IFX-1 and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of IFX-1 or any other product candidates, if approved for commercial use;

•	our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers for our planned future clinical trials;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for IFX-1;

•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	our ability to commercialize IFX-1 or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer; and

•	our expected use of proceeds from this offering.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the ‘‘Risk factors’’ section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Industry And Other Data

We obtained the industry, statistical and market data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. All of the market data used in this prospectus involves a number of assumptions and limitations. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Use of Proceeds

We estimate that the net proceeds to us from the issuance and sale of             common shares in this offering will be approximately $              million (or $                    million if the underwriters exercise in full their overallotment option to purchase additional shares), assuming an initial public offering price of $                 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) the net proceeds to us from this offering by approximately $               million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $             million, assuming the assumed initial public offering price remains the same.

As of December 31, 2016, we had cash and cash equivalents of €29.1 million. We intend to use the net proceeds from this offering, together with our cash and cash equivalents, as follows:

•	approximately $ million to conduct a Phase IIb clinical trial for IFX-1 in HS patients;

•	approximately $ million to conduct a Phase II clinical trial for IFX-1 in AAV patients; and

•	the remainder to fund other research and development activities, including to complete the preclinical development of IFX-2 as an injectable therapy, to explore additional indications for IFX-1 and to initiate later stage clinical trials of IFX-1 for HS and AAV, as well as for working capital and other general corporate purposes.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the relative success and cost of our research, preclinical and clinical development programs, including a change in our planned course of development or the termination of a clinical program necessitated by the results of data received from clinical trials. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue other clinical trials or preclinical activities if the net proceeds from this offering and our other sources of cash are less than expected.

Based on our planned use of the net proceeds of this offering and our current cash and cash equivalents described above, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through           , including through completion of our planned Phase IIb clinical trial for IFX-1 in HS patients and planned Phase II clinical trial for IFX-1 in AAV patients. With respect to other research and development activities, including clinical development of IFX-2 and conducting clinical trials of IFX-1 for additional indications, we expect that we may require additional funds as these programs progress, the amounts of which will depend on the ultimate clinical development paths we pursue. We have based these estimates on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term interest-bearing financial assets and certificates of deposit.

Dividend Policy

We have never paid or declared any cash dividends on our common shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Under Dutch law, we may only pay dividends to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by our Articles of Association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Corporate Reorganization

Fireman B.V. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) that was incorporated for the purpose of making this offering. Upon the incorporation of Fireman B.V., Niels Riedemann, our Chief Executive Officer, became the sole director and the sole shareholder of Fireman B.V., holding one common share in the capital of Fireman B.V. Pursuant to the terms of a corporate reorganization that will be completed prior to the consummation of this offering, all of the interests in InflaRx GmbH will be exchanged for new common shares of Fireman B.V. to be issued to the existing security holders of InflaRx GmbH in the course of such exchange, and as a result, InflaRx GmbH will become a wholly owned subsidiary of Fireman B.V., while the current security holders of InflaRx GmbH will become the shareholders of Fireman B.V. In connection with such exchange, the common share in Fireman B.V. held by Mr. Riedemann will either be cancelled (ingetrokken) or subtracted from the number of new common shares issuable by Fireman B.V. in exchange for the equity interests held by Mr. Riedemann in InflaRx GmbH. Subsequently, Fireman B.V. will convert into a Dutch public company with limited liability (naamloze vennootschap) and change its name to InflaRx N.V. Therefore, investors in this offering will only acquire, and this prospectus only describes the offering of, common shares of InflaRx N.V. We refer to the reorganization pursuant to which Fireman B.V. will acquire all of the equity interests in InflaRx GmbH in exchange for common shares of Fireman B.V. and the subsequent conversion of Fireman B.V. into InflaRx N.V as our “corporate reorganization.”

The corporate reorganization will take place in several steps, all of which will be completed prior to the consummation of this offering, as described below.

Exchange of InflaRx GmbH securities for Fireman B.V. equity interests

Subsequent to the pricing of this offering, as the initial step of our corporate reorganization, the existing preferred and common shareholders of InflaRx GmbH will become a party to a notarial deed of issue, pursuant to which they will subscribe for new common shares in Fireman B.V. and agree to contribute and transfer their shares in InflaRx GmbH to Fireman B.V. in consideration therefor as described below under “—Shares of Fireman B.V. to be outstanding after the corporate reorganization.” The implementation of the corporate reorganization will be conditional upon the execution of the said notarial deed. The existing shareholders of InflaRx GmbH will transfer their preferred shares and common shares in InflaRx GmbH to Fireman B.V. As a result thereof, Fireman B.V. will become the sole shareholder of InflaRx GmbH.

In conjunction with the corporate reorganization, the outstanding option awards, including those granted under the 2016 Plan will be exchanged for awards exercisable for common shares of InflaRx N.V. See “Management— 2016 option plan.”

Shares of Fireman B.V. to be outstanding after the corporate reorganization

The ratio for the exchange of the preferred shares and common shares of InflaRx GmbH into common shares of Fireman B.V., and the conversion of the outstanding option awards into awards exercisable for common shares of InflaRx N.V., was determined based on the assumed initial public offering price per share in this offering of $     , which is the midpoint of the price range set forth on the cover page of this prospectus. Securities of InflaRx GmbH will be exchanged for common shares of Fireman B.V. on a one-for-      basis. The conversion of the outstanding option awards into awards exercisable for common shares of InflaRx N.V. will occur on a one-to-      basis.

Upon consummation of the corporate reorganization and conversion of the outstanding option awards (and prior to the consummation of this offering), the current shareholders of InflaRx GmbH will hold an aggregate of               common shares of InflaRx N.V.

Conversion of Fireman B.V. into InflaRx N.V.

In the final step of our corporate reorganization, the legal form of Fireman B.V. will be converted from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public company with limited liability (naamloze vennootschap), and the articles of association will be amended. Such conversion will take place by means of the execution of a notarial deed of conversion and amendment, which will take place prior to the consummation of this offering and will result in a name change into InflaRx N.V. and the implementation of the new Articles of Association of InflaRx N.V., which Articles of Association are further described in the section “Description of share capital and articles of association” and are filed as an exhibit to the registration statement of which this prospectus forms a part.

Capitalization

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2016:

•	on an actual basis;

•	on a pro forma basis to give effect to our corporate reorganization; and

•	on a pro forma as adjusted basis to give effect to (i) our corporate reorganization and (ii) the issuance and sale of common shares in this offering, assuming an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2016
(in thousands of €, except share and per share data; unaudited)	Actual	Pro forma	Pro forma as adjusted(1)
Cash and cash equivalents	29,117
Series A preferred shares, nominal value €1.00 per share 44,297 shares issued and outstanding on an actual basis; no shares issued and outstanding on a pro forma and pro forma as adjusted basis	8,250
Series B preferred shares, nominal value €1.00 per share 49,607 shares issued and outstanding on an actual basis; no shares issued and outstanding on a pro forma and pro forma as adjusted basis	13,635
Series C preferred shares, nominal value €1.00 per share 49,532 shares issued and outstanding on an actual basis; no shares issued and outstanding on a pro forma and pro forma as adjusted basis	31,555
Total preferred shares	53,440

Equity Issued capital	31
Common shares, €1.00 par value, 28,125 shares issued and outstanding on an actual basis; shares issued and outstanding on a pro forma basis, shares issued and outstanding on a pro forma as adjusted basis
Other reserves	1,685
Own shares	(350)
Accumulated deficit	(27,055)
Total equity	(25,689)
Total capitalization(2)	27,751

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, capital reserves, total equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by

us at the assumed initial public offering price per share of $                    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, capital reserves, total equity and total capitalization by approximately $                    million.

U.S. dollar amounts have been translated into euros at a rate of $            to €1.00, the official exchange rate quoted as of              , 2017 by the European Central Bank. Such euro amounts are not necessarily indicative of the amounts of euros that could actually have been purchased upon exchange of U.S. dollars at the dates indicated and have been provided solely for the convenience of the reader.

(2)	Consists of total preferred shares and total equity.

Dilution

If you invest in our common shares, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share after this offering.

At             , 2017, we had a pro forma net tangible book value of $            million (€             million), corresponding to a net tangible book value of $            per common share (€              per common share). Pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by the common shares issued and outstanding after giving effect to our corporate reorganization.

After giving effect to (i) our corporate reorganization and (ii) the sale by us of the                  common shares offered by us in the offering at the assumed initial offering price of $              per common share (€                per common share) (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value estimated at               , 2017 would have been approximately $            million (€               million), representing $            per common share (€              per common share). This represents an immediate increase in pro forma net tangible book value of $             per common share (€              per common share) to existing shareholders and an immediate dilution in net tangible book value of $                 per common share (€                 per common share) to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and net tangible book value per common share immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing common shares in this offering.

Assumed initial public offering price per share	$	€
Pro forma net tangible book value per common share at , 2017 after giving effect to the corporate reorganization
Increase in net tangible book value per common share attributable to this offering
Pro forma as adjusted net tangible book value per common share after giving effect to (i) the corporate reorganization and (ii) this offering
Dilution per common share to new investors
Percentage of dilution in net tangible book value per common share for new investors	%	%

Each $1.00 increase (decrease) in the assumed initial offering price of $           per common share (€           per common share) (the midpoint of the price range set forth on the cover page of this prospectus), respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $           per common share (€           per common share) and the dilution per common share to new investors in the offering by $           per common share (€           per common share), assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1.0 million shares offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $           per common share (€                 per common share) and the dilution per common share to new investors in the offering by $                      per common share (€             per common share).

The following table sets forth, on a pro forma basis as of             , 2017, giving effect to (i) the corporate reorganization, and (ii) this offering, the total number of shares owned by existing shareholders and to be owned by new investors purchasing common shares in this offering, the total consideration paid and the average price per share paid by our existing shareholders and to be paid by new investors purchasing common shares in this offering. The calculation below is based on the assumed initial public offering price of $             per share (€              per share), which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders
New Investors
Total		100%		100%

Each $1.00 increase (decrease) in the offering price per share, respectively, would increase (decrease) the total consideration paid by new investors by $           million (€           million) and increase (decrease) the percentage of total consideration paid by new investors by approximately      %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1.0 million shares offered by us at the assumed initial public offering price would increase (decrease) the percentage of total consideration paid by new investors by approximately      %.

If the underwriters were to fully exercise their overallotment option to purchase additional shares, the pro forma as adjusted net tangible book value per common shares after the offering would be $             per common share (€              per common share), and the dilution per common share to new investors would be $              per common share (€               per common share), in each case assuming an initial public offering price of $           per common share (€                per common share), which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

If the underwriters exercise their overallotment option to purchase additional shares in full, the following will occur:

•	the percentage of our common shares held by existing shareholders will decrease to approximately % of the total number of our common shares outstanding after this offering; and

•	the percentage of our common shares held by new investors will increase to approximately % of the total number of our common shares outstanding after this offering.

The above discussion and table are based on our common shares outstanding as of           , 2017 on a pro forma as adjusted basis, including giving effect to the corporate reorganization, and exclude:

•	14,603 of our common shares issuable upon the exercise of options outstanding as of , 2017 (i) under our 2016 option plan, which we refer to as the 2016 Plan, after giving effect to the corporate reorganization, at a weighted average exercise price of € per common share and (ii) granted in connection with the Company’s Series B financing, all of which have vested as of December 31, 2016, in each case after giving effect to the corporate reorganization.

•	11,223 of our common shares covered by additional awards available for issuance under our 2016 Plan prior to the completion of this offering; and

•	a maximum of common shares covered by awards available for issuance under the 2017 Plan.

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities may result in further dilution to our shareholders.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in euros per U.S. dollar. The average rate is calculated by using the average of the European Central Bank’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual period. On         , 2017, the exchange rate as reported by the European Central Bank was €      to $1.00.

	Period End	Average for Period	Low	High
	(€ per U.S. dollar)

Year Ended December 31:
2012	0.7579	0.7733	0.7433	0.8272
2013	0.7251	0.7514	0.7239	0.7832
2014	0.8237	0.7570	0.7167	0.8237
2015	0.9185	0.9053	0.8304	0.9477
2016	0.9487	0.9065	0.8644	0.9649

Month Ended:
December 31, 2016	0.9487	0.9486	0.9292	0.9649
January 31, 2017	0.9298	0.9422	0.9298	0.9629
February 28, 2017	0.9437	0.9397	0.9252	0.9512
March 31, 2017	0.9354	0.9360	0.9184	0.9511
April 30, 2017	0.9149	0.9327	0.9149	0.9454
May 31, 2017	0.8899	0.9049	0.8899	0.9200
June 2017 (through June 15, 2017)	0.8956	0.8916	0.8883	0.8956

Selected Consolidated Financial Data

The following selected consolidated historical and other financial information of InflaRx GmbH should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and InflaRx GmbH’s consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The consolidated statement of financial position data as of December 31, 2016 and 2015 and comprehensive loss data for each of the years then ended are derived from the consolidated financial statements of InflaRx GmbH included elsewhere in this prospectus, which have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft.

We maintain our books and records in euros, and we prepare our financial statements under IFRS, as issued by the IASB.

Fireman B.V. is a newly formed holding company formed for the purpose of effecting the offering and has not engaged in any activities except those incidental to its formation, the corporate reorganization and the initial public offering of our common shares. Accordingly, summary financial information for Fireman B.V. is not presented. Fireman B.V.’s financial statement, including the notes thereto, is included elsewhere in this prospectus.

Consolidated statement of comprehensive loss data
	For the year ended December 31,
	2015	2016
(in thousands of €, except for share and per share data)
Other income/(expenses)—net	134	231
Expenses:
Research and development expenses	(3,478)	(5,278)
General and administrative expenses	(438)	(1,844)
Loss before interest and income taxes	(3,782)	(6,891)
Finance costs—net	(1,135)	(2,048)
Loss before income taxes	(4,917)	(8,939)
Income taxes	—	—
Loss for the period	(4,917)	(8,939)
Net loss per common share, basic and diluted	(175)	(318)
Weighted average number of shares used to compute net loss per common share, basic and diluted	28,125	28,125

Consolidated statement of financial position data
	As of December 31, 2015	As of December 31, 2016
(in thousands of €)
Cash and cash equivalents	3,302	29,117
Total assets	3,586	29,518
Total liabilities	21,205	55,207
Total equity	(17,619)	(25,689)

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the information under “Selected consolidated financial information” and our consolidated audited financial statements, including the notes thereto, included in this prospectus. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk factors” and elsewhere in this prospectus.

In June 2017, Fireman B.V. was incorporated under the laws of the Netherlands to become the holding company for InflaRx GmbH in connection with this offering pursuant to the corporate reorganization. Please see “Corporate reorganization.” Fireman B.V. has not engaged in any activities except those incidental to its formation, the corporate reorganization and the initial public offering of our common shares. Accordingly, financial information for Fireman B.V. and a discussion and analysis of its results of operations and financial condition for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. Following the corporate reorganization, the historical financial statements of InflaRx N.V. will be retrospectively adjusted to include the historical financial results of InflaRx GmbH for all periods presented.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are developing IFX-1 for the treatment of HS, a chronic debilitating systemic inflammatory skin disease, for which we plan to initiate a Phase IIb clinical trial in the first quarter of 2018. Beyond HS, we intend to develop IFX-1 and other proprietary antibodies to address a wide array of complement-mediated diseases with significant unmet needs, including AAV, a rare, life-threatening autoimmune disease.

Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. To date, we have not generated any product revenue and have financed our operations primarily through the private placement of our securities and other income from various grants. As of December 31, 2016, we had raised an aggregate of €48.4 million, comprised of €47.3 million gross proceeds from private placements of our securities and €1.1 million in payments in connection with various grants. As of December 31, 2016, we had cash and cash equivalents of €29.1 million.

As of December 31, 2016, we had an accumulated deficit of €27.1 million. Our net losses were €4.9 million and €8.9 million for the years ended December 31, 2015 and 2016, respectively. We have incurred significant NOLs in every year since our inception and expect to continue to incur increasing net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly if, and as we,:

•	conduct a Phase IIb clinical trial of IFX-1 in HS;

•	continue to advance our lead product candidate, IFX-1, through additional clinical development, including by conducting a Phase II clinical trial of IFX-1 in AAV;

•	initiate and continue our current research programs and development activities, including development of IFX-2;

•	seek to identify additional research programs and additional product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical quality control and scientific personnel; and

•	incur additional costs associated with operating as a public company, including expanding our operational, finance and management teams.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop IFX-1 or any additional product candidates.

Financial operations overview

Revenue

To date, we have not generated any revenue and do not expect to do so in the near future. We expect that our revenue will be less than our expenses for the foreseeable future and that we will experience increasing losses as we continue our development of, and seek regulatory approvals for, IFX-1 and any other product candidates and, if approved, begin to commercialize any approved products. Our ability to generate revenue for each product candidate for which we receive regulatory approval will depend on numerous factors, including level of competition, availability of reimbursement from payors, commercial manufacturing capability, market acceptance and approved use by regulators.

Other Income

We have historically earned other income through several grants from the German government, the European Union and other educational institutions on behalf of the German government, primarily with respect to research and development activities related to the development of IFX-1 and IFX-2. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. We recognized €0.2 million and €0.1 million of other income from grants in 2016 and 2015, respectively.

Research and development expenses

Research and development expenses have consisted principally of:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization;

•	professional fees for lawyers related to the protection and maintenance of our intellectual property; and

•	expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf.

We expect that our total research and development expenses in 2017 will be significant higher compared to our expenses in 2015 and 2016. Such increased research and development expenses primarily relate to the following key programs:

•	IFX-1. In 2017, we completed enrollment and dosing in our Phase IIa clinical trial of IFX-1 in patients with HS. We expect our expenses associated with IFX-1 will further increase as we prepare to commence a Phase IIb clinical trial of IFX-1 in patients with HS and a Phase II clinical trial in patients with AAV. We anticipate that our research and development expenses will increase substantially in connection with the commencement of these and any additional clinical trials. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and investigating commercial scale production options.

•	IFX-2. We are continuing preclinical development of IFX-2, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs for the production of preclinical material.

•	Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

In 2015 and 2016, we incurred expenses of €3.5 million and €5.3 million on research and development, respectively. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and potential enrollment. Research and development expenses are expected to increase as we advance the clinical development of IFX-1 and IFX-2 and further advance the research and development of our preclinical product candidates.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model. We expect research and development costs to increase significantly for the foreseeable future as our current development programs progress and new programs are added.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	clinical trials or our product candidates producing negative or inconclusive results, including failure to demonstrate statistical significance;

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	delays in reaching, or failing to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites or prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	the number and characteristics of product candidates that we pursue;

•	undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	the cost, timing, and outcomes of regulatory approvals;

•	the number of trials required for approval;

•	the duration of patient follow-up;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any milestone and royalty payments thereunder.

A change in the outcome of any of these variables with respect to the development of IFX-1, IFX-2 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate.

General and administrative expenses

Our general and administrative expenses consist principally of:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization;

•	professional fees for auditors and consulting expenses not related to research and development activities;

•	professional fees for lawyers not related to the protection and maintenance of our intellectual property; and

•	cost of facilities, communication and office expenses.

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company. These public company-related expenses will likely include costs of additional personnel, additional legal fees, audit fees, directors’ and officers’ liability insurance premiums and costs associated with investor relations.

Results of operations

The numbers below have been derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2016 and 2015

	Year Ended December 31,
	2015	2016	Change
	(in thousands of €)
Other income and expenses (net)	134	231	97
Research and development expenses	(3,478)	(5,278)	(1,800)
General and administrative expenses	(438)	(1,844)	(1,406)
Loss before interest and income taxes	(3,782)	(6,891)	(3,109)
Finance income	5	1	(4)
Finance costs	(1,140)	(2,049)	(909)
Loss before tax	(4,917)	(8,939)	(4,022)
Income tax expense	—	—	—
Loss for the period	(4,917)	(8,939)	(4,022)
Foreign currency translation differences	2	1	(1)
Total comprehensive loss attributable to owners of the Company	(4,915)	(8,938)	(4,023)

Research and development expenses

	Year Ended December 31,
	2015	2016	Change
	(in thousands of €)
Third party expenses	1,960	3,757	1,797
Personnel expenses	1,153	1,293	140

Other expenses	365	228	(137)
Total Research and development expenses	3,478	5,278	1,800

We use our employee and infrastructure resources across multiple research and development programs directed toward developing IFX-1 and IFX-2. We manage certain activities such as contract research and manufacturing of IFX-1 and our discovery programs through our third-party vendors. We did not track the costs of these activities on a program-by-program basis until 2017.

Research and development expenses increased by €1.8 million to €5.3 million for the year ended December 31, 2016, from €3.5 million for the year ended December 31, 2015. This increase is primarily attributable to a €1.8 million increase in CRO and CMO expenses in connection with our preclinical studies and clinical trial for IFX-1.

General and administrative expenses

	Year Ended December 31,
	2015	2016	Change
	(in thousands of €)
General and administrative expense:
Personnel expenses	309	1,134	825
Legal, consulting and audit fees	86	394	308
Other expenses	43	316	273

Total	438	1,844	1,406

General and administrative expenses increased by €1.4 million to €1.8 million for the year ended December 31, 2016, from €0.4 million for the year ended December 31, 2015. This increase is primarily attributable to a €0.8 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash stock-based compensation, which is mainly in connection with the grants under the 2016 Plan, a €0.3 million increase in legal, consulting and audit fees and a €0.3 million increase in other expenses.

Finance costs-net

Finance costs for year ended December 31, 2016 mainly consisted of interest expense on our outstanding preferred shares of €2.0 million, a 80% increase over the €1.1 million incurred in the year ended December 31, 2015 due to the increase of outstanding preferred shares issued in the Series C financing.

Liquidity and capital resources

Since inception, we have incurred significant operating losses. For the years ended December 31, 2015 and 2016, we incurred net losses of €4.9 million and €8.9 million, respectively. To date, we have financed our operations primarily through the sale of our securities. As of December 31, 2016, we had cash and cash equivalents of €29.1 million.

Our cash and cash equivalents primarily consist of bank deposit accounts and a money market investment fund.

Cash flows

Comparison of the years ended December 31, 2016 and 2015

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2015	2016
	(in thousands of €)
Cash used in operating activities	(3,308)	(4,993)

Net cash used in investing activities	(13)	(53)
Net cash from financing activities	0	30,860
Cash and cash equivalents at the beginning of the period	6,622	3,302
Exchange gains on cash and cash equivalents	1	1
Cash and cash equivalents at the end of the period	3,302	29,117

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased by 51% from €3.3 million in the year ended December 31, 2015 to €4.9 million in the year ended December 31, 2016 mainly due to the increase of cash expenses, such as third-party expenses for manufacturing and clinical trials in connection with our lead program IFX-1 and our own personnel expenses.

Net cash used in investing activities

Net cash used for investing activities increased from €0 million in the year ended December 31, 2015 to €0.1 million in the year ended December 31, 2016

Net cash provided by financing activities

Net cash generated from financing activities of €30.9 million in the year ended December 31, 2016 relates to the Series C financing.

Funding requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct Phase II clinical trials of IFX-1 in patients with HS and AAV, continue preclinical development of IFX-2, initiate new research and preclinical development efforts and seek marketing approval for any product candidates that we successfully develop and receive approval for. If the planned Phase IIb of HS is successful, we plan to commence a Phase III program of IFX-1 in HS and currently anticipate that the cost of such program could be in the range of €                . In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                    .

      Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

Off-balance sheet arrangements

As of December 31, 2016 and during the periods presented we did not have any off-balance sheet arrangements other than operating leases as described under “—Contractual obligations and commitments.”

Contractual obligations and commitments

The table below sets forth our contractual obligations as of December 31, 2016.

	Payments Due by Period
	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in thousands of €)
Operating lease obligations	461	3	454	4	-
Total	461	3	454	4	-

Operating lease obligations

Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our leases of office space. The lease term of our premises in Jena, Germany expires in December 2019. The lease term of our premises in Munich, Germany expires in December 2018. Following expiration of the Munich lease, the lease period is extended automatically until June 30, 2022 unless terminated prior to such date with three months’ notice.

Purchase contracts

We enter into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts are not included in the table above as they provide for termination on notice, and therefore are cancelable contracts and do not include any minimum purchase commitments.

Quantitative and qualitative disclosures about market risk

Market risk arises from our exposure to fluctuation in currency exchange rates.  We are increasingly exposed to such market risks in the ordinary course of our business as our exposure to the U.S. Dollar broadens from future expenses and revenues that may be derived from the United States.  Currently, we do not have any exchange rate hedging arrangements in place.

We do not engage in activities involving other market price risks.

Critical judgments and accounting estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these financial statements, the critical judgments made by management in applying the Company’s accounting policies involves the accounting estimates identified in notes 3(n), 13 and 14 to our consolidated financial statements included elsewhere in this prospectus.

New standards and interpretations not yet adopted

The standards, amendments to standards and interpretations that are effective for annual periods beginning after December 31, 2016, and have not been applied in preparing these consolidated financial statements are disclosed in note 3(o) to our consolidated financial statements included elsewhere in this prospectus.

JOBS Act exemptions

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	inclusion of only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in the registration statement for our initial public offering;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we cease to qualify as an emerging growth company. We would cease to qualify as an emerging growth company (i) upon the last day of the fiscal year (A) in which we had more than $1.07 billion in annual revenue, or (B) we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (ii) we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. To the extent that we take advantage of these reduced reporting burdens, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity, and tolerability in multiple clinical settings. We are developing IFX-1 for the treatment of Hidradenitis Suppurativa, or HS, a rare and chronic debilitating systemic inflammatory skin disease, for which we plan to initiate a Phase IIb clinical trial in the first quarter of 2018. Beyond HS, we intend to develop IFX-1 and other proprietary antibodies to address a wide array of complement-mediated diseases with significant unmet medical needs, including ANCA-associated vasculitis, or AAV, a rare and life-threatening autoimmune disease.

C5a is a central part of the complement system and a critical component of the innate immune system. Its most prominent role is to help the body defend itself against invading microorganisms through several mechanisms, including the rapid creation of an inflammatory environment and the production of factors that directly kill pathogens and recruit immune cells to sites of infection. Activation of the complement system ultimately results in the cleavage of C5, which leads to the generation of C5a and C5b. C5a creates an inflammatory environment by attracting and strongly activating neutrophils as well as by causing many different cell types to generate pro-inflammatory molecules. Such inflammation normally benefits the body by helping to fight infection, but excessive or uncontrolled generation of C5a can cause severe damage to the body’s own tissue, thereby contributing to the pathophysiology of many autoimmune and inflammatory diseases.

While the mode of action of C5a in inflammation has been intensely researched and confirmed, developing a highly specific antibody with the ability to fully block C5a while preserving a critical innate defense mechanism, the formation of the Membrane Attack Complex, or MAC, has been challenging. As such, there are currently no approved drugs that specifically target C5a.

Our discovery of a novel epitope, or binding site, on C5a allowed us to overcome this challenge. We have identified antibodies that potently and selectively bind to this conformational epitope to completely block C5a without compromising important upstream functions of the complement system, as well as MAC formation. We intend to discover and develop treatments leveraging our proprietary anti-C5a technology to address a wide array of complement-mediated diseases with significant unmet needs.

IFX-1 is currently being developed for the treatment of HS, a chronic debilitating systemic inflammatory skin disease that has orphan designation in the United States, where we estimate that moderate to severe HS has a prevalence of up to 200,000 patients. HS results in painful inflammation of the skin and hair follicles, especially in the armpit, groin and genitalia regions. In the more chronic form of the disease, patients experience draining fistulas, often requiring the use of bandages and diapers to absorb the constant flow of pus, thus adversely affecting quality of life. We demonstrated that HS patients have significant complement activation, and in particular that C5a is a key promoter of neutrophil activation, believed to play a potential disease promoting role.

The only approved drug in the United States and in Europe to treat HS is adalimumab, an inhibitor of tumor necrosis factor-alpha, or TNF-alpha. Although adalimumab provides clinical benefit to a portion of moderate to severe HS patients, a high unmet medical need still persists. Based on an interim analysis of our open-label Phase IIa clinical trial which showed responses based on the same HiSCR endpoint used to support the approval of adalimumab, IFX-1 may have the potential to provide significant clinical benefit to moderate to severe HS patients. Following eight weeks of administration, nine out of the 12 patients (75%) showed a response to IFX-1 based on the Hidradenitis Suppurativa Clinical Response, or HiSCR. We believe that these results are particularly encouraging given the short duration of treatment and the severe disease burden of the patients enrolled in our study. We plan to seek orphan drug designation in the United States and hold a pre-IND meeting with the FDA to initiate a larger international placebo controlled Phase IIb study for HS.

We are also developing IFX-1 for the treatment of AAV, a rare, life-threatening autoimmune disease associated with powerful inflammatory flares that impair kidney function and lead to fatal organ dysfunction. This disease affects approximately 40,000 and 75,000 patients in the United States and Europe, respectively. In addition, this disease has a reported incidence of 4,000 and 7,500 new patients per year in the United States and Europe, respectively. We intend to initiate an international clinical trial with IFX-1 in AAV patients in the first half of 2018, and we plan to seek orphan drug designation for AAV in the United States and Europe. We also intend to develop IFX-1 in various other inflammatory conditions, with a focus on complement-mediated diseases. Finally, we intend to explore the potential of IFX-1 for inhibiting cancer progression and metastatic disease given the emerging scientific evidence of the role of C5a in these indications.

To expand the breadth of our anti-C5a technology, we are developing IFX-2 for the treatment of chronic inflammatory applications. IFX-2 shares the same mechanism of action as IFX-1, blocking C5a with high specificity, but is designed with a dosing regimen that may be more suitable for chronic therapy. IFX-2 is in early pre-clinical development.

We intend to leverage our expertise within the complement field as well as our proprietary technology to sustain our lead in the anti-C5a space by developing a diverse pipeline focused on complement-mediated autoimmune and inflammatory diseases with high unmet need. Rights to our proprietary anti-C5a technology are currently expected to extend up to 2038 if our latest filed patent applications are granted.

The figure below summarizes key information about our current pipeline of product candidates:

PROGRAM	PRE-CLINICAL	PHASE I	PHASE II	PHASE III	MARKETED	CURRENT STATUS	NEXT MILESTONE

IFX-1	Hidradenitis Suppurativa (HS)					Completed open-label Phase IIa trial (last patient’s last visit complete)	Initiate Phase IIb in first quarter of 2018

	ANCA-associated Vasculitis (AAV)					Preparing pre-IND submission to commence Phase II studies	Initiate Phase II in first half of 2018

	Other chronic / Autoimmune disease					Selecting indications for target product profile development	Initiate Phase IIa in second half of 2018

IFX-2	Chronic inflammation and autoimmune diseases					Developing as injectable with longer half-life than IFX-1	Enter clinic for chronic inflammatory disease

Our management team has extensive experience in the field of complement research, clinical research and the biopharmaceutical industry. Both our Chief Executive Officer and founder, Professor (Dr.) Niels Riedemann, and our Chief Scientific Officer and founder, Professor Renfeng Guo, have 17 years of complement research experience, having published extensively on C5a and its receptors. Additionally, our Chief Medical Officer, Othmar Zenker, has more than 25 years of experience in clinical drug development, and our Chief Financial Officer, Arnd Christ, has served in the same capacity for various private and public European biotechnology companies over the last 17 years.

Our strategy

Our goal is to maintain and further advance our leadership position within the anti-C5a complement space, delivering first-in-class autoimmune and anti-inflammatory therapies to market. To achieve this goal, we are executing on the following strategies:

•	Advance our lead program IFX-1 for HS to commercialization. We have conducted an initial open-label Phase IIa clinical trial in 12 late-stage HS patients who previously failed all other treatments, including biological treatment attempts such as adalimumab. An interim analysis showed that, following eight weeks of administration with IFX-1, nine out of 12 patients (75%) showed a HiSCR response, an endpoint which supported the approval of adalimumab. We intend to seek orphan drug designation in the United States and to hold a pre-IND meeting with the FDA prior to initiating a larger international placebo controlled Phase IIb study in patients with HS in the first quarter of 2018.

•

Commence Phase II clinical development of IFX-1 for AAV and other complement-mediated autoimmune and inflammatory diseases. We are developing IFX-1 for the treatment of AAV, and we intend to initiate a Phase II multi-center international clinical trial in the first half of 2018.  We plan to seek orphan drug designation for AAV in the United States and Europe.  In addition, we plan to study the potential of IFX-1 in other complement-mediated autoimmune and inflammatory diseases, as well as in oncology settings for which an increasing amount of literature suggests a role for C5a.

•

Pursue the clinical development of IFX-2 and continue to expand the breadth of our anti-C5a technology. We are developing IFX-2 as an injectable with a longer half-life than IFX-1, making it suitable for chronic inflammatory indications with less severe flares or closer to the onset of disease. IFX-2 shares the same features as IFX-1 with respect to its mechanism of action, covered binding epitope and selectivity. The pre-clinical development of IFX-2 is supported by a grant from the German government. We believe IFX-2 holds the potential to treat various chronic inflammatory diseases that could benefit from a dosing regimen more suitable for chronic therapy.

•

Commercialize IFX-1, if approved, either independently or in collaboration with a partner. We intend to independently pursue the approval and commercialization of IFX-1 for HS in the United States and Europe. We plan to employ a small, targeted commercial infrastructure to promote access to IFX-1 through centers-of-excellence that treat HS in these core markets. Outside of the United States and Europe, we may pursue the approval and commercialization of IFX-1 for HS either independently or in collaboration with others. For other indications, we intend to develop and commercialize IFX-1 either independently or through collaborations with other parties.

•

Solidify our leadership position in the anti-C5a space by leveraging the full potential of our proprietary anti-C5a technology and expertise in complement and inflammation. We intend to continue to discover and develop treatments that have the potential to address a broad spectrum of complement-mediated or immune response mediated indications with significant unmet need, either internally or in collaboration with a partner. To accomplish this, we plan to supplement our research and development activities with an additional discovery unit as well as build business development capabilities.

The complement system and role of C5a

The complement system: overview and terminal complement activation

The complement cascade consists of approximately 30 interacting proteins and forms a critical component of the innate immune system. This system protects the body, for example by recognizing and removing bacteria, viruses and other infectious agents, collectively referred to as pathogens. Activation of the complement system leads to a series of enzyme-like reactions that produce factors that both directly kill pathogens and recruit immune cells to sites of infection. This activation can be triggered via three major pathways: the classical pathway, the mannose binding lectin, or MBL, pathway and the alternative pathway. Activation of any pathway will lead to the cleavage of C3 and formation of C5-convertases. Terminal complement activation, which is also referred to as cleavage of C5, can be achieved by these C5 convertases. In addition, terminal complement activation can also be achieved directly through the extrinsic pathway by naturally occurring enzymes present throughout the body but not considered part of the complement system.

Cleavage of C5 results in the generation of C5a and C5b, two molecules with distinct biological activities. C5a is a strong inflammatory amplifier that exerts its biological functions by binding to two different receptors, C5aR and C5L2. C5b on the other hand assembles with C6, C7, C8 and many C9 molecules to form the MAC, an important intrinsic defense mechanism that causes the membranes of microorganisms to become permeable, leading to their disintegration, or lysis.

Functional importance of the complement system and the need for control

Overview of critical functions

The complement system serves many crucial functions within the innate immune response, such as:

•

Rapid creation of an inflammatory environment. Production of pro-inflammatory molecules, such as C5a, optimizes the conditions under which enzymatic and other processes can act against microorganisms. These inflammatory conditions include the onset of a fever or release of aggressive enzymes and oxygen radicals by neutrophils.

•

Lysis of microorganisms through formation of the Membrane Attack Complex. A rapid, first-line defense mechanism resulting in the formation of pores in the cell membranes of invading microorganisms, leading to their disintegration.

•

Bridge to the adaptive immune system. This function is promoted by an activation product of C3, called C3b, which tags particles and makes them visible and more easily processed by immune stimulatory cells. Such cells then present these particles to B-cells, which in turn generate antibodies against the particles, leading to targeted elimination. This mechanism takes a few weeks to take full effect.

•

Clearance of dead cell particles. The complement system also serves various other purposes, including the clearance of dead cell particles from the body. This function is especially important because uncleared cell particles are believed to potentially induce generation of antibodies against normal cells and tissues, leading to autoimmune inflammatory responses and diseases.

Need for control

Complement activation is a double-edged sword: the fast acting and relatively non-specific functions of pro-inflammatory responses driven by C5a and the lysis of microorganisms through MAC formation are usually very tightly controlled. However, inappropriate activation of the system can quickly turn it from a beneficial defense system into an uncontrolled inflammatory response. C5a’s uncontrolled activity in certain disease states can generate an inflammatory environment within the body that results in tissue damage and promotes pro-inflammatory T-cell autoimmune responses. The resulting tissue damage is believed to critically contribute to the disease progression of many acute as well as chronic inflammatory and autoimmune diseases, particularly during flare-up phases. Examples of this include Lupus disease, inflammatory bowel disease and neutrophil-driven diseases.

Despite the MAC’s role as a rapid, first-line defense mechanism, MAC formation can also result in damage to our body’s cells in some diseases. Normally, the body’s cells and tissues are protected from MAC-mediated lysis through surface inhibitors that prevent MAC formation. However, in paroxysmal nocturnal hemoglobinurea, or PNH, the patients’ cells lack the ability to hold MAC inhibitors on their cell surface, resulting in extreme susceptibility to MAC-related cell lysis. In addition, patients with diseases involving the kidney endothelial cells, such as atypical hemolytic uremic syndrome and certain forms of glomerulonephritis, also often appear to be burdened by MAC-related damage. Blockade of MAC formation in these very rare diseases can be lifesaving.

While blockade of MAC formation can be beneficial in certain circumstances, substantially blocking MAC formation can also result in susceptibility to life-threatening infections. For example, patients dosed with drugs that block MAC formation, such as with the marketed antibody eculizumab, must be immunized against meningococcal disease, which also carries the risk of side effects. Therefore, it is desirable to leave MAC formation intact when blocking complement-mediated damage in the broad variety of diseases in which an uncontrolled inflammatory response, and especially C5a, has been described as key driver of the damage.

We believe that C5a is a key inflammatory mediator driving tissue damage in many inflammatory diseases and thus represents a very meaningful drug target with large therapeutic potential. Therefore, we have conducted substantial research over the last 17 years to generate highly specific antibodies targeting only C5a while leaving MAC formation intact, to deliver an ideal therapeutic approach for this attractive target.

Mechanisms of C5 activation

C5 can be produced by many cells, including epithelial cells of various organs, T-cells and other immune competent cells. Terminal C5 activation does not require activation of the three complement pathways and related formation of C5-convertases. Other enzymes can also directly cleave and activate C5, such that functionally active C5a can be generated in the complete absence of other complement components. For example, in the absence of other complement factors in the cell culture, lung epithelial cells can generate C5 upon stimulation, and lung macrophages can cleave and activate C5, leading to generation of C5a. This example illustrates that C5 can be activated and C5a can be generated independently from the complement pathways.

In a recently published article in Clinical Immunology, we further demonstrated that direct enzymatic cleavage of C5 occurs uninhibited in the presence of eculizumab, a known C5 inhibitor that binds to the MG-7 domain of C5 and hinders the C5 convertases from engaging and binding to C5. This research suggests that direct enzymatic cleavage of C5a from C5 works through a mechanism that is not blocked by C5 inhibitors such as eculizumab. Our studies further demonstrate that patients sufficiently dosed with eculizumab may still display elevated plasma C5a levels, implying that C5 inhibitors like eculizumab are not capable of fully blocking and controlling the C5a signaling pathway. Therefore, in diseases in which it plays a key promoting role, we believe targeting C5a directly may yield a meaningful therapeutic benefit.

C5a and its role in disease and inflammation

C5a is a small, 74-amino acid-spanning protein whose biochemical and immunological properties have been well documented in the scientific literature. C5a creates an inflammatory environment by attracting and strongly activating neutrophils as well as by causing many different cell types to generate pro-inflammatory and inflammation-related molecules. While this can help the body to respond strongly and rapidly to infections by optimizing the defense environment, uncontrolled C5a generation can induce damage to the body’s tissues in a broad variety of diseases. As a result, we believe that controlling and limiting C5a generation in the body may prevent the negative effects of an over-activated C5a immune response.

C5a quickly interacts with at least two independent receptors—C5aR and C5L2 (sometimes referred to as C5aR2). C5aR and C5L2 serve as a large signaling pool for effects elicited by C5a. C5aR has been well characterized as a signaling receptor that can be strongly upregulated in almost any cell across a variety of disease settings. Although less understood, C5L2 has also been shown to promote inflammation and negatively effect outcomes in various experimental disease settings by promoting the adverse effects elicited by uncontrolled C5a.

In the inflammatory response, C5a is an accelerator or “booster” of inflammation. This role of C5a extends to a broad variety of responses that include, but are not limited to, the following mechanisms:

•	C5a boosts the generation of many different cytokines such as IL-8, IL-6, IL17, TNF-alpha and others in a variety of cell types as well as within the bloodstream.

•

C5a induces a complex change in the cell-signaling cascade of immune-competent cells that leads to an altered and often intensified signal transduction of other known signaling stimuli, such as the Toll-like receptor signaling.

•	C5a affects T-cell responses and causes a pro-inflammatory response, leading to the generation of further pro-inflammatory cytokines.

•

C5a is capable of inducing adhesion molecule expression on the surfaces of blood vessels, leading to neutrophil adherence to the internal vessel wall and migration through the vessel to the site of infection.

When C5a binds to its receptors on neutrophils, they are strongly activated and move to the source of damage or infection, through a process referred to as chemotaxis, generating oxygen radicals and activated enzymes both believed to be major contributors to cellular and tissue damage in the body. Given this central function, C5a is a powerful tool that, when inappropriately activated, is capable of promoting damage to the body, ultimately leading to organ dysfunction and failure.

Various chronic inflammatory and autoimmune diseases in humans are characterized by flare-up phases during which substantial tissue damage occurs. Given C5a’s numerous inflammatory promoting functions, blocking it in chronic inflammatory diseases may have a positive effect on T-cell function, overall control of the inflammatory status of the disease and a strong anti-inflammatory effect on neutrophils, which may reduce tissue damage during the flare-up phases. Multiple international research groups have demonstrated in various inflammatory animal models that blocking the C5a/C5aR signaling axis leads to reduced inflammation, improved organ performance and favorable outcomes on clinical endpoints, including improved mortality rate, disease severity or damage scores.

C5a also has been described as a potential disturbing factor for a balanced T-cell response by down-regulating regulatory T-cells and promoting pro-inflammatory T-cell responses. Research published in 2013 in Nature Immunology and the Journal of Experimental Medicine demonstrated that blocking the C5a/C5aR signaling axis in mice restored regulatory T-cell function, inhibiting the progression of induced autoimmune diseases. Therefore, C5a is a potential drug target for the treatment of autoimmune and chronic inflammatory diseases associated with T-cell imbalance.

Role of C5a in cancer growth and metastatic disease

Different cancer cells have been found to generate their own C5a when cultured in vitro in the absence of any other complement factors or intact complement pathways. This result is possible because cancer cells produce C5, together with enzymes to directly cleave C5, thereby generating functionally active C5a. Recent research suggests that C5a contributes to cancer growth and metastatic disease, with multiple mechanisms proposed in the literature to explain this phenomenon. C5a appears to be associated with the recruitment and activation of myeloid-derived suppressor cells, also referred to as MDSCs, in tumors. Activating MDSCs suppresses the important T-cell-mediated mechanisms that usually inhibit tumor growth. It has also been documented that C5a generates a microenvironment favorable for tumor growth by increasing angiogenesis and enhancing the expression of the checkpoint molecule PDL1, as well as other mediators that enable tumor growth. These and other existing data may explain why combined therapy of anti-PD-1 and C5a blockade has been shown to effectively reduce tumor growth and metastasis in a pre-clinical mouse model.

Our proprietary anti-C5a technology and product candidates

Despite C5a’s well-characterized role in promoting inflammation and related tissue and organ damage in different diseases, no marketed drug targeting C5a exists. Based on more than 17 years of research in this field, we believe the challenge in targeting C5a is to fully block the biological functions of C5a in its natural environment and leave MAC formation intact. We believe our proprietary anti-C5a technology enables us to overcome this challenge.

Our anti-C5a technology

When targeting C5a with a drug, the challenge is to fully control and block C5a while leaving MAC formation intact. We believe our discovery of a new conformational epitope, a binding site that can be detected by antibodies, on C5a has allowed us to solve this challenge. We believe this conformational epitope is formed only after the cleavage of C5a from the C5 molecule, suggesting that the three-dimensional structure of C5a changes upon release from C5, creating new epitopes that are only present on the free C5a molecule. This permits binding to free C5a only after it is cleaved from C5 and thus avoids blocking C5a while keeping MAC formation intact. We believe that this represents a breakthrough in the field of terminal complement C5a inhibition and that this may be particularly valuable when treating diseases that are driven by C5a, such as HS and AAV.

A conformational epitope on the surface of the C5a molecule allows for generation of highly specific blocking antibodies directed against C5a.

Our anti-C5a monoclonal antibodies are designed to have the following properties:

•	Complete immunological blockade and inhibition of C5a-induced effects: The human body has an abundant capacity to generate C5a, and induce inflammatory effects through its two receptors, C5aR and C5L2. Therefore our anti-C5a antibodies are designed to:

o	generate complete immunological blockade of the C5a molecule to achieve potent and effective treatments. Antibodies or inhibitors lacking this quality may leave a “signaling gap” for C5a, which, in a disease setting, will likely be sufficient to allow for strong pro-inflammatory effects. This signaling gap would limit the ability to silence the C5a/C5aR and C5a/C5L2 signaling axis to achieve the desired therapeutic effect; and

o	bind with high affinity to C5a to counteract the molecule’s rapid interactions with its two receptors, C5aR and C5L2, which are abundantly present on the vast majority of cell types in the human body and that can be up-regulated in various disease settings.

•

Limited effect on MAC formation: C5 blocking molecules that inhibit MAC formation in the blood increase the risk of life threatening infections caused by encapsulated bacteria such as meningococci. Therefore, leaving MAC formation intact may offer a significant advantage in C5a driven diseases.

We believe that all of these features are necessary for a drug targeting C5a to achieve clinically meaningful pharmacological performance for the treatment of C5a-driven diseases such as HS or AAV. Furthermore, we believe that C5a-driven diseases may not be effectively targeted with complement inhibitory approaches that do not specifically and fully block C5a. These approaches such as blocking the complement pathway-driven cleavage of C5 or inhibiting the complement pathways upstream of C5, are characterized by two fundamental shortcomings:

•

Inability to fully block C5a without targeting it directly: C5a can be generated through C5 activation by various enzymes in the complete absence of the complement pathways. For example, blocking the complement C5-convertase-driven cleavage with the C5 inhibitor eculizumab cannot block direct enzymatic C5 activation and C5a generation in an experimental setting. This may explain why elevated C5a levels remain measurable in patients effectively dosed with eculizumab. Therefore, non-specific approaches that do not bind and inhibit C5a directly may fail to fully block its effects; and

•

Lack of control over C5a’s signaling ability: C5a receptors are abundantly present on the majority of cells in humans and can be strongly and rapidly upregulated in certain disease states. As such, even with low levels of C5a, the receptors create a large “signaling sink” providing an abundant ability for even small amounts of C5a to transmit a signal. Therefore, a fully blocking targeted C5a approach is warranted in order to achieve full control over C5a-induced signaling events which may be especially important in highly acute inflammatory settings.

IFX-1 as first-in-class anti-C5a monoclonal antibody

Our lead product candidate, IFX-1, is an intravenously delivered monoclonal anti-C5a antibody. It is based on our proprietary anti-C5a technology and was the first C5a monoclonal antibody to enter clinical development. IFX-1 is differentiated by its ability to:

•	fully inhibit C5a-induced signaling and derived biological functions, as evidenced by its ability to completely prevent C5a-induced neutrophil activation in human whole blood; and

•	leave MAC formation intact, as evidenced by testing the intact complement pathway driven MAC formation on red blood cells, leading to the lysis of these cells.

We are currently evaluating IFX-1 in various disease indications. Our lead indication is HS, for which we have completed enrollment and dosing in our open-label, single-center Phase IIa study. We have also successfully completed one placebo-controlled, single-center Phase I study of IFX-1 in healthy volunteers and completed two double-blind, placebo-controlled, multi-center Phase IIa studies in two other acute care indications, early septic organ dysfunction and complex cardiac surgery. In all completed studies, IFX-1 was observed to be well tolerated. The placebo-controlled, multi-center Phase IIa studies in the two acute care indications demonstrated that the occurrence of adverse events was comparable between treatment groups and placebo group. The results of these studies also demonstrated that IFX-1 blocked C5a with high statistical significance (p-values < 0.001) and that MAC formation, as demonstrated by a CH50 assay described below, in the groups treated with IFX-1 was not influenced, with mean CH50 values for treatment groups and control groups within the normal range. To determine whether data is statistically significant, we use a “p-value,” which represents the probability that random chance could explain the results. The FDA utilizes the reported statistical measures when evaluating the results of a clinical trial, including statistical significance as measured by p-value as an evidentiary standard of efficacy, to evaluate the reported evidence of a product candidate’s safety and efficacy. If not otherwise specified, we used a conventional 5% or lower p-value (p < 0.05) to define statistical significance for the clinical trials and studies and data presented in this prospectus.

Based on our clinical trials completed to date, during which no anti-drug antibodies were observed, as well as the results from an EpiScreen ex vivo immunogenicity T-cell response assay, we believe that IFX-1 carries a low risk of provoking an immune response following administration. The immunogenicity assay used peripheral blood mononuclear cells from 21 donors and tested how many donors’ cells showed a CD4+ T-cell response following introduction of IFX-1 ex vivo. A response rate of over 10% (or more than three out of 21) means the applicable protein is considered to be high risk for immunogenicity, while a response rate of less than 10% means the protein is considered to be low risk. The results of the assay for IFX-1 showed that zero out of the 21 donors had a T-cell response rate, as compared to a control arm (using the A33 antibody) which showed a 30% response rate.

In addition, we are developing IFX-1 as a therapy for AAV given C5a’s well-established disease promoting role in AAV. We plan to advance development of IFX-1 in other disease settings where we believe an anti-C5a antibody could be successfully developed into a marketed therapy.

Hidradenitis Suppurativa, the lead indication for IFX-1

HS is a chronic debilitating systemic skin disease which results in painful inflammation of the hair follicles, most notably in the armpit, groin and genitalia regions. The clinical hallmarks of this disease include very painful inflammatory nodules, boils or abscesses that typically open and release odorous inflammatory fluids. In the more chronic form of the disease, patients experience draining fistulas, also referred to as sinus tracts, which ultimately lead to scarring and related functional disability in certain areas. HS patients suffer primarily from pain and significant discomfort resulting from the constant formation of pus, often requiring the use of bandages and diapers, resulting in social isolation. Not surprisingly, HS severely adversely affects patients’ quality of life.

HS typically presents in the second and third decade of a patient’s life and often develops into a life-long debilitating chronic disease. The target patient population for IFX-1 is HS patients displaying a moderate to severe form of the disease. In the United States, this disease has orphan designation, where we estimate that moderate to severe HS has a prevalence of up to 200,000 patients.

In Europe, the number of affected patients is believed to be greater, with higher prevalence and incidence of HS in countries with warmer climates. The diagnosis and treatment is in most countries handled by dermatologists even though patients often first present with early symptoms to primary care physicians or even to emergency departments in order to seek surgical relief of formed abscesses.

The accepted (but not approved) standard of care for HS patients includes topical, oral or intravenous antibiotic treatment, as well as surgery, which often provide only temporary symptomatic relief. In some cases, patients also undergo different types of surgery. HS is recognized as a systemic autoimmune disease, for which there are numerous suggested etiological factors, including genetics. Neutrophils are believed to play a potential disease-promoting role as well as certain cytokines and mediators commonly found in autoimmune diseases such as TNF-alpha, IL-17, IL-1 and others. This rationale is supported by the 2015 approval in the United States and Europe of adalimumab, an anti-TNF-alpha monoclonal antibody, for the treatment of patients with moderate to severe and Hurley stage 2 and 3 HS. The Hurley system is a classification system used to characterize the disease from early and easier-to-treat forms of HS in Hurley stage 1 to the chronic and difficult to treat forms in Hurley stages 2 and 3. The system has been used as the basis for clinical trials. Combined results from the two pivotal adalimumab trials, which enrolled a total of 633 patients, showed that approximately 50% of the 316 patients who were treated with adalimumab achieved a response in the HiSCR, while approximately 27% of the 317 patients who received placebo achieved a HiSCR response, in each case at the end of a 12-week treatment period. Patients are considered to be HiSCR responders when they achieve a 50% or higher reduction of the combined abscess and nodule, or AN, count from baseline, but no increase of the abscess or draining fistula count from baseline. The HiSCR is the primary endpoint that was used to support regulatory approval by the FDA and EMA of adalimumab for the treatment of HS patients. Despite having demonstrated clinical benefit, approximately 50% or more of the patients with moderate to severe HS did not respond to adalimumab, thus a high unmet need remains among HS patients.

C5a promotes inflammatory mediators and is a strong activator of neutrophils, which was the basis for our investigation of our C5a blocking drug candidate IFX-1 in patients with HS. We established that patients suffering from HS show proof of significant systemic complement activation with elevated plasma concentrations of C5a and other markers.

We further elaborated that C5a is activated in the plasma of HS patients and appears to be the main factor activating neutrophils in human whole blood from healthy humans. Neutrophil activation was assessed by observing the upregulation of the neutrophil surface marker CD11b (an established method to demonstrate neutrophil activation). These data were derived from studies conducted by us in 2013 and 2014 as part of an investigative project conducted in collaboration with an investigator from the University of Athens, who provided HS patient plasma samples for the studies. In these studies, we found that CD11b, as a marker for neutrophil activation, was greatly enhanced in fresh human whole blood from healthy volunteers when either recombinant human C5a was added or when plasma from HS patients was added. IFX-1, our highly specific anti-C5a antibody, completely inhibited neutrophil activation resulting from the addition of the HS plasma, suggesting that C5a may be the key mediator in plasma from HS patients leading to neutrophil activation.

Flow cytometry assay in fresh human whole blood demonstrating CD11b increase on blood neutrophils as marker of neutrophil activation: recombinant human C5a strongly activates human neutrophils in whole blood (huPP-ctr + 20 nM rhC5a) which can be fully blocked by addition of IFX-1 (huPP-ctr + 20 nM rhC5a + 20 nM IFX-1) (open white bars). Plasma from two different HS patients (pat088 and pat092) also activates human neutrophils in whole blood and this effect can be fully blocked by the addition of IFX-1 (middle and darker grey bars) thus implying that C5a in HS patient plasma is the key neutrophil activating factor.

Based on these and other findings, we have recently completed an open-label clinical trial in 12 HS patients. From interim results in this trial, we have established first clinical proof of concept, or initial clinical evidence of the disease-modifying mechanism of action, for IFX-1 as a potential future therapy for this disease: at the end of the 8-week dosing period, nine of the 12 HS patients demonstrated a HiSCR response. All 12 of these patients had failed to respond to prior treatment attempts, including adalimumab, to which nine out of the 12 patients failed to respond (based on the interim results). At the same time, C5a was significantly inhibited at the pre-specified testing periods, and MAC formation, as demonstrated by a CH50 assay described below, was not influenced through the end of the treatment period. However, early proof of concept data, especially from smaller open-label trials such as this open-label clinical trial in 12 HS patients, must be confirmed in larger clinical studies, and similar results may not be reproduced in future trials with larger patient numbers.

We believe that HS is an attractive lead indication for IFX-1 because of the following important considerations:

•	good rationale for the role of C5a and initial clinical data suggesting a strong benefit for the use of IFX-1;

•	large market opportunity with potential for orphan drug designation in the United States;

•	high unmet medical need;

•	path to approval based upon HiSCR response supported by prior FDA approval of adalimumab for the treatment of HS; and

•	potential for fast recruitment.

Phase IIa trial exploring IFX-1 in patients suffering from moderate to severe Hidradenitis Suppurativa

We conducted an exploratory Phase IIa study in patients suffering from HS to primarily assess safety and tolerability of IFX-1, as well as efficacy and PK/PD profile as secondary endpoints. This study was a single center open-label trial enrolling adult patients suffering from moderate to severe HS who either experienced a primary or secondary failure to biological treatment or were not eligible for treatment with other biologicals. To participate in the trial, patients also had to have a diagnosis of HS for at least one year, HS lesions in at least two distinct anatomic areas (one of which was Hurley stage 2 or 3), at least three abscesses or inflammatory nodules and a failure to respond to antimicrobial treatment. The trial enrolled 12 such patients who were severely affected by HS, being diagnosed with Hurley stage 3 and who all failed to respond to prior treatment attempts, including biologics such as adalimumab, to which nine out of the 12 patients failed to respond based on interim results (four patients were primary treatment failures, meaning those patients did not respond to treatment at 12 weeks of treatment, and five were secondary treatment failures, meaning those patients ceased responding to treatment after 12 weeks of treatment). Patients received weekly intravenous injections of IFX-1 for eight consecutive weeks with two infusions in the first week (day 1 and day 4) and were subject to follow up for three months thereafter. The trial was open-label, was not placebo controlled and did not include a control group. The first patient received treatment on December 15, 2016 and the last patient’s last visit was July 4, 2017. The study was sponsored by us and conducted in Greece.

The interim results of this trial suggest strong initial clinical evidence of the disease-modifying effect of IFX-1 in HS patients while confirming the advantageous technological properties of IFX-1, leading to a highly specific blockade of C5a while leaving MAC formation intact in the patients’ plasma. At the same time, the results revealed that IFX-1 was well tolerated and that no drug-related serious adverse events could be detected.

For clinical disease-modifying effect, we assessed the clinical endpoint HiSCR over the treatment period, at end of treatment and during the follow-up phase. Patients were considered to be HiSCR responders when they achieve a 50% or higher reduction of the combined AN count, but at the same time show no increase of the abscess or draining fistula count from baseline. According to an interim analysis at the end of treatment (day 50) 75% of the patients demonstrated a HiSCR response according to this definition, which was previously utilized by FDA and EMA as the basis for approving adalimumab.

baseline. According to an interim analysis at the end of treatment (day 50) 75% of the patients demonstrated a HiSCR response according to this definition, which was previously utilized by FDA and EMA as the basis for approving adalimumab.

HiSCR response in treated HS patients during the treatment period from pre-dosing (day 1) through end of treatment (day 50)

We believe that these data are particularly noteworthy given the patients’ treatment history and stage of disease progression, which make them a very difficult to treat patient population. While IFX-1 is a novel antibody whose potential therapeutic benefit is unproven, we believe our results in these very ill, refractory HS patients highlight the novel mechanism of action and commercial potential of IFX-1, if approved.

With respect to confirmation of the biological mechanism of action of IFX-1, the interim analysis revealed that weekly injections of IFX-1 resulted in significantly reduced C5a levels at 22 days and 50 days after start of treatment, demonstrating IFX-1’s ability to significantly reduce C5a plasma levels in HS patients:

Mean C5a plasma levels (ng / ml) in HS patients at day 1 (pre-dosing) and at day 22 and day 50 post dosing.

Furthermore, the results demonstrated that IFX-1 administration left MAC formation intact. Assessment of the hemolytic plasma activity, referred to as the CH50 test, is a conventional method used to determine whether a functionally active MAC can be formed upon activation of the classical complement pathway and resulting cleavage of C5 through complement convertases. Functionally active MAC leads to destruction of red blood cells in the assay, which can be measured by this test. Since IFX-1 binds to C5a, and C5a is a part of C5, it is critical to demonstrate that IFX-1 does not block C5 cleavage, C5b and MAC formation. When tested with patient samples from our HS study, CH50 test results demonstrated that MAC formation was not blocked in all 12 patients when assessed on day 22 and day 50 after start of treatment.

The weekly intravenous infusions of IFX-1 were well tolerated and safe. No drug-related serious adverse events were detected and no infusion-related reactions or no allergic or anaphylactic reactions were observed. Three adverse events, one of which was a soft tissue infection, occurred, and all three were judged by the investigator to be not drug related.

We also designed an assay to evaluate IFX-1’s performance in blocking C5a after being injected in humans. Plasma samples from HS patients in our Phase IIa trial following treatment with IFX-1 were added to fresh human whole blood in which additional recombinant C5a was added. The assay determined the activation of neutrophils with the established neutrophil surface marker CD11b. This marker strongly increases on neutrophils when they are activated, in this case by C5a, which activation is believed to play a key disease promoting role, including in HS. This assessment shows that IFX-1, when functionally active in the HS patient plasma, will strongly inhibit such C5a-induced increase of CD11b, suggesting a significant reduction in neutrophil activation. Specifically, over a 50-day time period, ex vivo IFX-1 fully blocked C5a-induced neutrophil activation, as shown by a complete 100% (mean over the period) reduction in CD11b upregulation. The assay was conducted with a fixed amount of added recombinant human C5a leading to robust neutrophil activation in fresh human whole blood prior to addition of the plasma samples containing IFX-1, as indicated by the upregulation of the CD11b marker on neutrophils.

Blocking activity of ex vivo IFX-1 contained in HS patient plasma samples expressed as percentage reduction of the CD11b upregulation on fresh neutrophils in human whole blood when induced by a fixed concentration of recombinant human C5a.

Based on these results, we are currently planning to submit an application for an orphan drug designation with the FDA and hold a pre-IND meeting with the FDA in the third quarter of 2017 to discuss a larger multi-center international Phase IIb study in HS patients. We expect to initiate this trial in HS in the first quarter of 2018.

Additional indications for IFX-1—ANCA-associated Vasculitis

AAV is a rare, life-threatening autoimmune disease with a relapsing nature, characterized by necrotizing vasculitis, an inflammation of blood vessels. The disease is characterized by life-threatening flare phases affecting the kidney function and other organs leading to organ dysfunction and failure, a potentially fatal outcome unless treated appropriately. AAV predominantly affects small vessels associated with anti-neutrophil cytoplasmic antibodies, or ANCA. It comprises three disease entities: GPA, or granulomatosis with polyangiitis (known as Wegener’s Granulomatosis); MPA, or microscopic polyangiitis; and eGPA, or eosinophilic granulomatosis with polyangiitis (known as Churg-Strauss syndrome).

AAV is designated as an orphan disease and affects approximately 40,000 and 75,000 patients in the United States and Europe, respectively. In addition, AAV has a reported incidence of 4,000 and 7,500 new patients per year in the United States and Europe, respectively.

Because of the life-threatening character of this disease, it is crucial to induce remission rapidly when a flare presents. The treatment to induce remission differs from maintenance therapy. The current treatment regimen to induce remission uses a combination of High Dose Corticosteroids, or HDCS, together with either rituximab or cyclophosphamide. The long lasting HDCS therapy is associated with significant side effects and additional life-threatening risks for the patients.

The disease promoting role of C5a for AAV is well established. A priming effect of C5a for neutrophils appears to be the essential factor leading to neutrophil-related damage of the endothelial cells in the vessels. In addition, patients with acute AAV disease have significantly elevated complement activation parameters in their plasma when compared to AAV patients in remission. In an experimental AAV disease model in mice, it was shown that while C5aR deficiency leads to reduction in disease activity, C6 deficiency does not lead to such improvement, suggesting that MAC formation might not play a major role in this disease. However, additional research is warranted to confirm this conclusion.

A recently conducted Phase II clinical trial of Chemocentryx’s CCX168 designed to assess whether high dose chronic steroids used in the standard of care regimen in AAV could be sharply reduced or eliminated by replacement with CCX168 produced positive top-line data. CCX168 is an antagonist to C5aR currently undergoing Phase III trials for AAV patients by Chemocentryx.

The completed Phase II trial for CCX168 was designed to assess whether high dose chronic steroids used as the standard for induction of remission in severe AAV flares could be reduced or eliminated, without compromising efficacy, by replacement with CCX168. The trial met its primary clinical endpoint, which was based on the Birmingham Vasculitis Score 3, or BVAS 3, a useful tool in assessing and monitoring disease activity as well as response to treatment, at week 12 in patients receiving CCX168 treatment, compared to the response of patients receiving the standard of care treatment. In the trial, one treatment group that received CCX168 together with a low dose of steroid (one third of the dose used in the standard of care group) demonstrated a BVAS 3 response of 86% at week 12, compared to 75% for the standard of care. A separate treatment group received CCX168 in the absence of any steroid, and the BVAS 3 response was 81% (p = 0.02 for non-inferiority). The standard of care group included a placebo for CCX168. The primary endpoint was prospectively defined as a decrease from baseline of at least 50% in BVAS 3 plus no worsening in any body system. The trial also met several secondary endpoints, including that CCX168 exhibited a more rapid onset of improvement over standard of care treatment. Given that all treatment groups receiving CCX168 in the trial demonstrated a statistically significant (p = 0.005) non-inferior clinical efficacy outcome when compared to the standard of care, we believe the trial demonstrates proof of concept for the role of the C5a/C5aR signaling axis in AAV patients. We are encouraged by the published outcome data for CCX168, which provide evidence in patients that inhibition of the C5a/C5aR signaling axis may provide benefit to AAV patients.

We believe that the potential advantages of treatment with IFX-1 in AAV are the following:

•	Rapid onset of action: IFX-1 has fast onset of action such that after its intravenous administration, IFX-1 inhibits C5a-induced signaling completely, providing immediate protection from C5a induced priming and activation of neutrophils in this disease. This may result in a faster response rate and a potentially quicker induction of remission when compared to the currently available treatment options.

•

Potential safety benefits: IFX-1 is a monoclonal antibody that was well tolerated in one Phase I and three Phase IIa clinical studies, with a total of over 170 treated patients or healthy human volunteers. We believe that the properties of IFX-1, which blocks C5a and not its receptors, may allow IFX-1 to avoid safety concerns arising from potential receptor-related signaling effects or other off-target effects which may be related through binding on the surface of highly active immune competent cells, such as T-cells or dendritic cells.

Our clinical development strategy for IFX-1 in AAV will first focus on acutely ill AAV patients, where we believe IFX-1 has the potential to successfully induce remission and reduce or eliminate the need for HDCS therapy, leading to reduction or elimination of HDCS therapy and providing an improved safety profile. Thereby we also intend to focus on speed of induction of remission and reducing rate of renal replacement and kidney dysfunction. We believe a subsequent label extension could address the maintenance of remission in patients. We plan to submit a pre-IND for IFX-1 therapy in AAV patients in the second half of 2017 and to commence a Phase II international multi-center trial in the first half of 2018. Part of the development strategy will also be submission of an orphan drug application to the FDA and EMA once data from the first AAV trial are available.

Exploratory studies and additional clinical development of IFX-1

We plan to advance the clinical development of IFX-1 in additional inflammatory and chronic complement-mediated autoimmune disease indications for which a good pre-clinical proof of concept exists and where C5a has been demonstrated as a critical disease promoting factor or where similar mechanisms, such as neutrophil-driven systemic diseases affecting the skin and or other organs, are identified. We also plan to investigate the potential development of IFX-1 for inflammation-driven oncology diseases based on the fact that C5a appears to have a crucial promoting role for the induction of tumor growth. Our plans to explore oncology applications are further supported by the fact that different tumor cells generate C5a in the absence of other complement factors and that there is growing evidence for a crucial role of C5a to promote inflammation and cancer growth through its ability to change the immune-defense cell environment in tumors.

Additional clinical and pre-clinical development for IFX-1

We have also completed one Phase 1 clinical trial of IFX-1 in healthy volunteers and two Phase II clinical trials in patients with septic organ dysfunction and complex cardiac surgery, respectively.

Phase I: Placebo controlled dose escalation study in healthy human volunteers

We have completed a Phase I randomized, double-blind, placebo controlled clinical trial of IFX-1 in healthy volunteers to assess the safety, tolerability, PK and PD of IFX-1 following escalated single-dose IV administration. Five dosing groups were assessed with doses of 0.02 mg, 0.1 mg, 0.5 mg, 2 mg and 4 mg per kg of bodyweight, and each dose group was accompanied by placebo dosed patients. Each subject received a single IV administration of the study medication or placebo. The first subject was screened on March 23, 2011 and the last patient’s last visit was on October 11, 2011. Out of 26 total patients, 24 patients completed the study as planned (one subject receiving the placebo was withdrawn due to protocol deviations and another subject withdrew his consent). Of those patients, 15 were treated with IFX-1 and the other patients were treated with a placebo. To be included in the clinical trial, patients had to be healthy male Caucasian subjects, aged between 18 and 40 years, with specified body mass index and bodyweight parameters. The study was sponsored by us and conducted in Neuss, Germany.

In all dose groups, we observed that single intravenous doses of IFX-1 were well tolerated in healthy volunteers. No clinically significant changes were observed in vital signs, physical examination or clinical laboratory parameters, including hematology, blood chemistry, coagulation, urinalysis and ECGs. Local tolerability was positive, and no serious adverse events occurred.

Ex vivo performance of IFX-1 was assessed in a secondary PD analysis in fresh human whole blood with IFX-1 samples from the two high dose groups. This assessment resulted in a mean ex vivo effect of IFX-1 for blocking C5a-induced neutrophil activation (CD11b upregulation) of approximately 100%.

Previously completed Phase IIa clinical trials with IFX-1

We have completed clinical Phase IIa studies in two acute care indications, early septic organ dysfunction and complex cardiac surgery. The purpose of both trials was to evaluate the safety and tolerability of IFX-1, assess pharmacokinetics, or PK, and pharmacodynamics, or PD, as well as various clinical and surrogate endpoints. Neither trial was powered for statistical significance with respect to clinical endpoints.

SCIENS Phase IIa clinical trial: Placebo controlled multi-center dose escalation study in patients suffering from early septic organ dysfunction

We completed a multi-center, double-blind, placebo-controlled Phase IIa study in 72 patients with early septic organ dysfunction (SCIENS). The study was conducted to assess the occurrence of adverse events, tolerability, PK and PD of IFX-1 at different dose regimens. It was sponsored by us and conducted at 17 study centers in Germany. Eligible patients suffered from early, newly developing organ dysfunction and were diagnosed with either abdominal or pulmonary infection as cause of sepsis. IFX-1 was administered to patients within 3 hours after screening in three dose groups: three doses of 4 mg/kg of bodyweight over 72 hours (high dose), two doses of 4 mg/kg of bodyweight over 24 hours (medium dose) or 2 mg/kg of bodyweight over 12 hours (low dose), or placebo. The first patient entered the study on April 25, 2014, and the last patient was treated on December 3, 2015.

In all dose groups, we observed that IFX-1 was well tolerated, with levels of adverse events or serious adverse events in treatment groups comparable to those in the control group. No relevant differences between placebo and treated patients were observed with respect to clinical laboratory parameters, ECGs or local tolerability. No anti-drug antibodies were detected during the 28 days of observation.

The study demonstrated that IFX-1 reduced elevated C5a levels in these patients with statistical significance in a dose dependent manner. Mean C5a concentrations were decreased in the different dose groups with high statistical significance (p < 0.01) starting at the first blood sampling two hours after the start of IFX-1 infusion. The duration of statistical significant decrease of C5a compared to placebo was 24 hours for the low dose group, 5 days for the medium dose group and 13 days for the high dose group (with p < 0.01 at all time points except for the last time point at day 13 in the high dose group, for which p = 0.039).

Ex vivo secondary PD analysis with plasma samples from treated patients added to fresh human whole blood in which recombinant C5a was added showed ex vivo IFX-1 was fully active in blocking C5a-induced neutrophil activation.

Although we were encouraged by our observations from SCIENS, we have determined that focusing on HS and AAV would provide more efficient clinical and regulatory paths forward, due to the historically increased risk and uncertainty relating to clinical development for product candidates within the sepsis indication.

CARDIAC Phase IIa clinical trial: Placebo controlled multi-center dose escalation study in patients undergoing complex cardiac surgery

We have also completed a multi-center, double-blind, placebo-controlled Phase IIa study in 116 patients electively undergoing pre-specified complex cardiac surgery (CARDIAC). IFX-1 or placebo was administered to patients prior to the start of surgery. The primary objective was to evaluate safety and tolerability of IFX-1, as well as assess the effect of IFX-1 on peak IL-6 levels. It was sponsored by us and conducted at 10 sites in Germany. Four dosing groups were assessed with IFX-1 doses of 1 mg, 2 mg, 4 mg and 8 mg per kg of bodyweight, and each dose group was accompanied by placebo-dosed patients. The first patient was dosed on June 6, 2016, and the last patient’s last visit was on January 24, 2017.

In all dose groups we observed, IFX-1 was well tolerated, and adverse events detected were comparable to those from the control group. No relevant differences between placebo and treated patients were observed with respect to clinical laboratory parameters, ECGs or local tolerability. C5a plasma levels were decreased with high statistical significance (p < 0.001) and in a dose-dependent manner. In all dose groups, MAC formation as assessed by the CH50 test was intact.

However, we observed a high level of variability in the patient population across the placebo and treatment arms. For example, IL-6 levels were more variable than estimated in advance based on literature, and IFX-1 did not affect IL-6 levels with statistical significance. In addition, the overall mortality in this study was 1.9%, significantly below the levels in the published literature and the estimations conducted with the principle investigator, which were in the range of 12% to 18%.

As a result, we have decided to discontinue development of IFX-1 for complex cardiac surgery.

Pre-clinical studies involving IFX-1

We established pre-clinical proof of concept for IFX-1 in various different pre-clinical settings and studies in monkeys. Collectively, these studies demonstrated that IFX-1 is highly effective in blocking C5a-induced biological effects while leaving MAC formation intact and that IFX-1 administration showed strong initial clinical evidence of disease-modifying effect in reducing neutrophil-driven organ damage in monkeys.

IFX-1 improves outcome in pre-clinical disease model in monkeys

IFX-1 was tested in an African green monkey model of acute lung injury, or ALI, induced by the new avian flu virus, H7N9, that exhibits clinical features comparable to H7N9 viral pneumonia in humans. In the absence of IFX-1, extensive complement activation accompanied by severe lung structural damage was detected in infected monkeys. Twelve two- to four-year-old African green monkeys were used in this study. Ten monkeys were inoculated intratracheally with 106 50% tissue culture infective dose of H7N9 while two monkeys were mock-infected. Four of the 10 virus-infected monkeys were treated intravenously with 5 mg/kg of IFX-1 and the remaining six monkeys received a sham intravenous treatment. Treatment with IFX-1 resulted in: greatly attenuated lung damage in histological analysis, reduced viral replication within the lungs, significantly lowered levels of inflammatory mediators, including IL-1ß, IP-10, MCP-1, IL-6, TNF-α and INF-γ, and significantly fewer inflammatory infiltrating cells, especially neutrophils, in the lung.

The study was performed in 2014 at the State Key Laboratory of Pathogen and Biosecurity, Beijing Institute of Microbiology and Epidemiology, in Beijing, China. The primary goal of this study was to evaluate if IFX-1 treatment could reduce H7N9-indcued lung tissue damage as expressed by the histopathological, or HE, score and decrease cytokine levels. The results demonstrated that treatment with IFX-1 significantly reduces HE score post-H7N9 infection (p < 0.001) and strongly reduced the levels of cytokines including IL-1ß, MCP-1, IL-6, TNF-α and INF-γ (p < 0.001), suggesting a beneficial effect of IFX-1 on this viral-induced lung injury.

IFX-1 fully blocks C5a-induced effects on neutrophils in human whole blood

To assess IFX-1’s ability to block C5a-induced biological effects on neutrophils in human blood, fresh human whole blood from voluntary blood donors was used, with the activation of neutrophils assessed using flow cytometric measurement of the known marker CD11b. This marker is expressed on neutrophil surfaces at low levels in non-activated neutrophils in the blood of healthy humans (controls in the figure below) and is strongly upregulated when neutrophils are activated, such as by recombinant human C5a (represented by the bar denoted as rhC5a (16.7 nM) in the figure below). Upon C5a stimulation, Cd11b expression was significantly upregulated (p < 0.0001). When IFX-1 was added together with recombinant C5a, CD11b upregulation was completely abolished with statistical significance (p < 0.0001).

IFX-1 blocks rhC5a-induced CD11b expression on human neutrophils: CD11b expression on neutrophils was assessed by flow cytometer analysis and was up-regulated by recombinant human C5a. IFX-1 was capable of strikingly reducing the CD-11b upregulation on neutrophils.

IFX-1 leaves MAC formation intact in human whole blood

IFX-1 was added to plasma samples from healthy human individuals (voluntary blood donors) and tested for potential disturbance of the ability of intact human plasma to generate MAC formation. This is assessed with the CH50 assay. In this test, intact MAC formation leads to the lysis of red blood cells, which is also referred to as the hemolytic activity and which is assessed indirectly by optical measurement of hemoglobin in the sample being released from lysed red blood cells. When IFX-1 was added to this test, the hemolytic activity curves from plasma alone and plasma plus IFX-1 were substantially similar, indicating that IFX-1 in the dose range of zero to 50 µg/mL had no influence on C5 cleavage and MAC formation (C5b-9).

IFX-1 does not influence the hemolytic activity curves in intact human plasma and therefore leaves C5 cleavage and formation of C5b-9 (MAC) intact. Hemolytic activity is assessed with the optical density (OD)

IFX-2 as follow-on anti-C5a monoclonal antibody

To expand the breadth of our anti-C5a technology, we are developing IFX-2, a follow-on anti-C5a monoclonal antibody for the treatment of chronic inflammatory applications. IFX-2 shares the same mechanism of action as IFX-1 in its potential to block C5a with high specificity but is designed with a dosing regimen that may be more suitable for chronic therapy. We are optimizing IFX-2 to provide a prolonged half-life and potentially to be administered subcutaneously. IFX-2 will keep the performance relevant properties to fully block C5a-induced biological effects while leaving MAC formation intact. We believe that IFX-2 holds the potential to treat various chronic inflammatory diseases that may be T-cell driven and could benefit from a dosing regimen more suitable for chronic therapy. IFX-2 is in early pre-clinical development.

Intellectual property

We aim to protect our product candidates and other commercially important proprietary anti-C5a technology by seeking and maintaining U.S. and foreign patents that are intended to cover our product candidates and compositions, and their methods of use, and any other inventions that are commercially important to our business. We also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our success will depend significantly on our ability to obtain and maintain such patent and other proprietary protection, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate our business without infringing or otherwise violating any patents or other intellectual property or proprietary rights of third parties. See the section titled “Risk factors— Risks related to intellectual property” for additional information.

As of August 1, 2017, we owned three issued U.S. patents, two pending U.S. non-provisional patent applications, 7 issued foreign patents, one Eurasian Patent validated in 9 countries, as well as one European patent validated in 37 countries, and 25 pending foreign patent applications. These patents include claims relating to C5a inhibitors and associated methods of use.

Our patent portfolio relating to IFX-1 and IFX-2, as of August 1, 2017, is summarized below.

As of August 1, 2017, we owned three issued U.S. patents covering antibodies that block C5a and their use in blocking C5a-induced biological effects in patients with acute or chronic inflammation and one pending U.S. non-provisional patent application in which we are seeking claims covering antibodies that block C5a and their use in preventing and treating acute or chronic inflammation-related diseases. In addition, we owned 7 issued foreign patents, one Eurasian Patent validated in 9 countries, as well as one European patent validated in 37 countries covering antibodies that block C5a and their use in the treatment of various diseases, including, depending on the jurisdiction of the applicable patent, acute and chronic inflammation, ischemia and reperfusion related injuries, acute lung injury and pneumonia. In addition, we owned 9 pending foreign patent applications in which we are seeking claims covering antibodies that block C5a and their use in preventing and treating various acute and chronic inflammation-related diseases.

The issued U.S. and foreign patents are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending U.S. and foreign patent applications would be expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

As of August 1 , 2017, we owned one pending U.S. non-provisional patent application and 15 pending foreign patent applications covering the use of certain binding moieties, such as antibodies, that inhibit C5a for the treatment of viral pneumonia. If granted, the pending U.S. and foreign patent applications would be expected to expire in 2035, excluding any additional term for patent term adjustments or patent term extensions.

As of August 1 , 2017, we owned one pending European priority application covering the use of an inhibitor of C5a activity, for example, IFX-1, for treating HS and other cutaneous, neutrophilic inflammatory diseases. We plan to file additional patent applications claiming priority to this European application in the United States and other jurisdictions which, if granted, would be expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

Collaboration Agreement

On December 28, 2015, we entered into a co-development agreement with Beijing Defengrei Biotechnology Co. Ltd., or BDB, for the use of the IFX-1 cell line in BDB’s development of drug candidates for sale in China. Pursuant to the agreement, we granted BDB an exclusive, non-transferable license to use the IFX-1 cell line and related intellectual property solely to develop and commercialize in China BDB’s drug candidates BDB-1 and BDB-2, as well as molecules that bind or interact with certain specified targets (“target-binding molecules”).

Pursuant to the agreement, we are entitled to receive mid single-digit percentage royalties on net sales of BDB’s products containing BDB-1 or BDB-2. We retain the right to develop and manufacture IFX-1 and IFX-2 in China solely for the purpose of commercializing products outside of China and to use the IFX-1 cell line and IFX-2 cell line in China for non-commercial purposes. To the extent that we are granted regulatory approval outside of China for commercialization of a product using IFX-1 or IFX-2 for an indication, and BDB does not pursue regulatory approval for BDB-1 or BDB-2 in the same or a substantially similar indication in China, by providing written notice to BDB, we may elect to pursue regulatory approval to commercialize such products in the relevant indication in China. Should we exercise such right, we would be required to pay BDB mid single-digit percentage royalties on our net sales of such products.

In addition, we reserve the right to commercialize products containing BDB-1 and BDB-2 outside of China in indications for which we elect not to commercialize IFX-1 or IFX-2. To the extent that we exercise this right, we would be required to pay BDB low single-digit percentage royalties on our net sales of such products.

BDB must notify us without undue delay of tests it conducts on target-binding molecules. If any such test results in binding or interaction with targets in a satisfactory manner to both BDB and us, BDB must notify us of such results and may, within a six-month period following such notice, exercise an option to commence commercializing the successfully tested target-binding molecules in China. To the extent that BDB exercises such option, BDB would be required to pay us low single-digit percentage royalties on net sales of products containing such target-binding molecules. BDB also grants us the right to exploit any target-binding molecules outside of China or, to the extent that BDB does not pursue regulatory approval in the same or a substantially similar indication, in China. To the extent that we exercise such rights, we would be required to pay BDB low to mid single-digit percentage royalties on our net sales of such products.

The agreement continues in force unless earlier terminated. The agreement may be terminated upon the mutual agreement of the parties, or by one party upon a breach by the other party that is not cured within 30 days after receiving notice of such breach. In addition, either party may terminate the agreement if the other party challenges the terminating party’s ownership of any intellectual property licensed to the non-terminating party under the agreement or undergoes certain bankruptcy or insolvency events. Moreover, we may terminate the agreement if BDB has not established a GMP standard manufacturing process or initiated any approved toxicology program by 2020.

Sales and marketing

Subject to receiving marketing approval, we intend to independently pursue the commercialization of IFX-1 for HS in the United States and Europe, when approved by the applicable regulators, by employing a small, targeted commercial infrastructure to promote access to IFX-1 through centers-of-excellence that treat HS in these core markets. We believe that such an organization will be able to address the community of physicians who are key specialists in treating the patient populations for which IFX-1 and any other product candidates are being developed. The responsibilities of the organization would include developing educational initiatives with respect to approved products and establishing relationships with key specialists in HS and any other relevant fields of medicine.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We intend to rely on third-party contract manufacturers to produce our products and intend to recruit personnel with experience to manage the third-party contract manufacturers producing our product candidates and other product candidates or products that we may develop in the future. In addition, we expect to engage third-party manufacturers in the United States for sales of any of our approved products in the United States. We hold the manufacturer and importing license and participate in the drug product release procedure by running a key immunological release assay in-house, allowing us to release only antibody batches that demonstrate high biological blocking activity. Thus, we are responsible for overseeing the entire manufacturing process and we release final fill-finished drug product with our qualified person.

We currently engage two third-party manufacturers to provide clinical supplies of and fill-finish services for IFX-1. To date, two 200L batches in the United States and one 1,000L batch of IFX-1 in Germany have been produced under cGMP regulations for our clinical trials.

Competition

The biopharmaceutical industry is characterized by rapidly advancing biotechnologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

The only approved product to treat HS in the United States and Europe is adalimumab (Humira), an inhibitor of TNF-alpha. Humira is marketed by AbbVie, a global pharmaceutical company. We are not aware of any C5 or C5a inhibitors under development for the treatment of HS. However, a number of additional companies are developing product candidates to treat HS with varying mechanisms of action. These companies include XBiotech Inc. and Novartis AG.

XBiotech has recently completed a Phase II clinical trial for MABp1, a monoclonal antibody targeting interleukin-1 alpha, in HS. After 12 weeks of therapy in 20 patients (1:1 randomization to placebo), MABp1 demonstrated significant improvement in the HiSCR for HS patients compared to placebo. Novartis has recently completed a Phase II clinical trial for CJM112, a monoclonal antibody targeting interleukin-17 alpha, in moderate to severe HS patients. Clinical trial results have yet to be published.

Additionally, a number of investigator-initiated trials have been conducted or are in progress in HS:

•	A short-term trial for Celgene’s Apremilast was recently initiated to investigate its safety and efficacy in 20 HS patients. Apremilast is an oral small-molecule inhibitor of phosphodiesterase 4.

•	An open-label trial for Janssen-Cilag’s ustekinumab was recently completed in 12 HS patients. Ustekinumab is a monoclonal antibody directed against IL12 and IL23.

•	A small Phase II study for Swedish Orphan Biovitrum AB’s anakinra was conducted in HS patients suggesting potential efficacy in a modified intent-to-treat population. Anakinra is an IL-1 receptor antagonist.

Finally, a range of surgical procedures, topically applied medicinal products, laser and radiotherapy procedures are being investigated for the treatment of HS.

If approved for the treatment of AAV, IFX-1 would potentially face competition from currently used therapies, including corticosteroids, azathioprine, methotrexate, mycophenolate mofetil and rituximab. The current standard of care to induce remission in acutely ill AAV patients is a combination of either rituximab or azathioprine with high dose corticosteroids. Rituximab is approved and marketed by Genentech for this indication and label extension studies are ongoing. Therapies to maintain remission include low dose corticosteroids, methotrexate, mycophenolate mofetil and rituximab.

We are not aware of any C5 or C5a inhibitors under development for the treatment of AAV. However, Chemocentryx, Inc. is developing CCX168, a C5aR inhibitor, in AAV.  Though it acts through a different mechanism of action than IFX-1, CCX168 has demonstrated the potential to induce remission in AAV patients and is currently undergoing Phase III clinical trial development. In an ongoing investigator-initiated trial, Abatacept, a selective T-cell costimulation modulator from Bristol-Meyers Squibb, is being investigated for efficacy to achieve sustained corticosteroid-free remission in a subset of AAV patients with severe GPA. Abatacept is approved in the United States for treatment moderate to severe rheumatoid arthritis. In another investigator-initiated clinical trial, the efficacy of a plasma exchange procedure is tested in conjunction with corticosteroid treatment with respect to its impact on all-cause mortality and end-stage renal disease.

More generally, in the terminal complement space, there is currently one approved drug, Eculizumab, marketed by Alexion Pharmaceuticals, Inc. for the treatment of PNH and typical hemolytic uremic syndrome, or aHUS. However, there are several other companies developing C5 inhibitors for other indications, including Ra Pharmaceuticals, Inc., Akari Therapeutics Plc, Ophthotech Corporation, Alnylam Pharmaceuticals and Novartis. In addition, Alexion is known to have had a C5a inhibitor under development for graft versus host disease. Clinical stage companies focusing on the inhibition of the C5a receptor C5aR include Chemocentryx as mentioned above, with its product candidate CCX168, as well as Innate Pharma S.A., with the in-licensed antibody IPH5401. In addition, there are clinical stage companies targeting complement inhibition upstream from C5, such as C3, factor D and components of the lectin pathway. These approaches will likely also result in a lowering of C5a generation in blood. Companies in this area include Apellis Pharmaceuticals, Inc., Achillion Pharmaceuticals, Inc. and Omeros Corporation. Furthermore, there are numerous additional companies developing pre-clinical drug candidates which target terminal complement factors and their receptors.

The key competitive factors affecting the success of our product candidates, if approved, are likely to be their efficacy, safety, dosing convenience, price and degree of market acceptance, as well as our marketing capabilities, the level of competition and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.  In addition, even if our product candidates are approved for marketing and sale, they may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community, including if physicians are reluctant to switch their patients from existing therapies (such as adalimumab for the treatment of HS). See “Risk factors—Risks related to the discovery, development and commercialization of our product candidates—Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.”

Government regulation and product approval

Government authorities in all major pharmaceutical markets extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing and import and export of pharmaceutical products such as those we are developing. Although our initial focus will be on the United States and Europe, we will develop and seek marketing approval for our products also in other countries and territories, such as Canada or Japan, and for markets that follow the leading authorities, such as Brazil or South Korea. The processes for obtaining regulatory approvals in the United States, Europe and other countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

International conference on harmonization (ICH)

The International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or the ICH, is a project that brings together the regulatory authorities of Europe, Japan and the United States and experts from the pharmaceutical industry in the three regions to discuss scientific and technical aspects of pharmaceutical product registration. The purpose of ICH is to reduce or obviate the need to duplicate the testing carried out during the research and development of new medicines by recommending ways to achieve greater harmonization in the interpretation and application of technical guidelines and requirements for product registration. Harmonization would lead to a more economical use of human, animal and material resources, the elimination of unnecessary delay in the global development and availability of new medicines while maintaining safeguards on quality, safety, efficacy and regulatory obligations to protect public health.

ICH guidelines have been adopted as law in several countries, but are only used as guidance for the FDA. Nevertheless, in many areas of drug regulation ICH has resulted in comparable requirements, for instance with respect to the Common Technical Document, or the CTD, which has become the core document for filings for market authorization in several jurisdictions. Thus, ICH has facilitated a more efficient path to markets.

FDA approval process

All of our current product candidates are subject to regulation in the United States by the FDA as biological products, or biologics. The FDA subjects biologics to extensive pre- and post-market regulation. The Public Health Service Act (PHSA), the Federal Food, Drug, and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biologics. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending BLAs, withdrawal of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or civil or criminal penalties.

The PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

The process required by the FDA before a new biologic may be marketed in the United States is long, expensive, and inherently uncertain. Biologics development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND (which must become effective before clinical testing may commence) and adequate and well-controlled clinical trials to establish the safety, purity and potency (safety and effectiveness) of the biologic for each indication for which FDA approval is sought. Developing the data to satisfy FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

An IND must become effective before United States clinical trials may begin. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug or biologic to healthy volunteers or patients with the condition under investigation, all under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with requirements or presents an unacceptable risk to the clinical trial subjects. The study protocol and informed consent information for subjects in clinical trials must also be submitted to an institutional review board (IRB) for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. The study sponsor may also suspend a clinical trial at any time on various grounds, including a determination that the subjects or patients are being exposed to an unacceptable health risk.

Clinical trials to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase I, the biologic is initially introduced into healthy human subjects or patients and is tested to assess PK, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer treatments, initial human testing may be conducted in the intended patient population. Phase II usually involves trials in a limited patient population to determine the effectiveness of the biologic for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites. These Phase III clinical trials are intended to establish data sufficient to demonstrate substantial evidence of the efficacy and safety of the product to permit the FDA to evaluate the overall benefit-risk relationship of the biologic and to provide adequate information for the labeling of the biologic. Trials conducted outside of the US under similar, GCP-compliant conditions in accordance with local applicable laws may also be acceptable to the FDA in support of product licensing.

Sponsors of clinical trials for investigational drugs must publicly disclose certain clinical trial information, including detailed trial design and trial results in public government databases. These requirements are subject to specific timelines and apply to most controlled clinical trials of FDA-regulated products.

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA review and approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls, and must demonstrate the safety and efficacy of the product based on these results. The BLA must also contain extensive manufacturing information. The cost of preparing and submitting a BLA is substantial. Under federal law, the submission of most BLAs is additionally subject to a substantial application user fee, as well as annual product and establishment user fees, which may total several million dollars and are typically increased annually.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most such applications for standard review biologics are reviewed within ten months from the date the application is accepted for filing. Although the FDA often meets its user fee performance goals, it can extend these timelines if necessary, and its review may not occur on a timely basis. The FDA usually refers applications for novel biologics, or biologics which present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biologic is manufactured. The FDA will not approve the product unless it verifies that compliance with cGMP standards is satisfactory and the BLA contains data that provide substantial evidence that the biologic is safe and effective in the indication studied.

After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. The FDA approval is never guaranteed, and the FDA may refuse to approve a BLA if applicable regulatory criteria are not satisfied.

Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure, and potent. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. The approval for a biologic may be significantly more limited than requested in the application, including limitations on the specific diseases and dosages or the indications for use, which could restrict the commercial value of the product. The FDA may also require that certain contraindications, warnings, or precautions be included in the product labeling. In addition, as a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the biologic outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS or use of a companion diagnostic with a biologic can materially affect the potential market and profitability of the biologic. Moreover, product approval may require, as a condition of approval, substantial post-approval testing and surveillance to monitor the biologic’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

After a BLA is approved, the product may also be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. After approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection.

Fast track

The Fast Track program, a provision of the FDA Modernization Act of 1997, is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of a BLA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the Fast Track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a fast track product may be effective. A Fast Track designation provides the opportunity for more frequent interactions with the FDA, and a fast track product could be eligible for priority review if supported by clinical data at the time of submission of the BLA.

Biosimilars

The Patient Protection and Affordable Care Act, which we refer to as the Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009. That Act created an approval pathway authorizing the FDA to approve biosimilars and interchangeable biosimilars. Biosimilars are biological products which are “highly similar” to a previously approved biologic product or “reference product” and for which there are no clinically meaningful differences between the biosimilar product and the reference product in terms of safety, purity, and potency. For FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biosimilar and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation which are still being worked out by the FDA.

A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product. A biosimilar application may be filed four years after the approval of the reference biologic. Although the patents for the reference biologic may be challenged by an applicant seeking approval of a biosimilar or interchangeable product after submission of its application but before FDA approval pursuant to the BPCIA statutory patent challenge framework, no biosimilar or interchangeable product will be licensed by the FDA until the end of the exclusivity period.

Accelerated approval pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product's clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Advertising and promotion

Once a BLA is approved, a product will be subject to continuing post-approval regulatory requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Failure to comply with these regulations can result in significant penalties, including the issuance of warning letters directing a company to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and federal and state civil and criminal investigations and prosecutions.

Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Adverse event reporting and cGMP compliance

Adverse event reporting and submission of periodic reports are required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase IV testing, REMS and surveillance to monitor the effects of an approved product, or may place conditions on an approval that could restrict the distribution or use of the product. In addition, manufacture, packaging, labeling, storage and distribution procedures must continue to conform to current cGMPs after approval. Biologics manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals, request product recalls or impose marketing restrictions through labeling changes or product removals if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Orphan drug

Under the Orphan Drug Act, the FDA may grant orphan drug designation to biologics intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the biologic and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not necessarily convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first BLA applicant to receive FDA approval for a particular product to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different biologic for the same disease or condition, or the same biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

Other healthcare laws and compliance requirements

In the United States, our activities are potentially subject to regulation by federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services (for example, the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments.

EU approval process

The European Medicines Agency, or EMA, is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally-authorized medicinal products. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities (the NCAs) of EU member states. The Paul Ehrlich Institute, or PEI, is one of the NCAs for Germany, and regulates, among others, antibody products.

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;

•	submission to the relevant national authorities of a clinical trial application or CTA for each trial in humans, which must be approved before the trial may begin in each country where patient enrollment is planned;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•	submission to the relevant competent authorities of a Marketing Authorization Application or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current Good Manufacturing Practices;

•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the quality and potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant international, EU and national legislation, regulations and guidelines. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical trial approval

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of each EU member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents including but not being limited to the study protocol. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country. In Germany, CTA is often not granted until after one or more rounds of questions to be answered or requests to be met by the regulatory authority.

Manufacturing and import into the EU of investigational medicinal products is subject to the holding of appropriate authorizations and must be carried out in accordance with current Good Manufacturing Practices.

Marketing authorization application

Authorization to market a product in the EU member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Since our products by their virtue of being antibody-based biologics fall under the centralized procedure, only this procedure will be described here.

Centralized authorization procedure

Certain drugs, including medicinal products developed by means of biotechnological processes, must be approved via the centralized authorization procedure for marketing authorization. A successful application under the centralized authorization procedure results in a marketing authorization from the European Commission, which is automatically valid in all EU member states. The other European Economic Area member states (namely Norway, Iceland and Liechtenstein) are also obligated to recognize the Commission decision. The EMA and the European Commission administer the centralized authorization procedure.

Under the centralized authorization procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP is required to issue an opinion within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the CHMP concludes that the quality, safety and efficacy of the medicinal product is sufficiently proven, it adopts a positive opinion. The CHMP’s opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached.

After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Accelerated assessment procedure

When an application is submitted for a marketing authorization in respect of a drug for human use which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure pursuant to Article 14(9) of Regulation (EC) 726/2004. Under the accelerated assessment procedure, the CHMP is required to issue an opinion within 150 days of receipt of a valid application, subject to clock stops. We believe that some of the disease indications in which our product candidates are currently being or may be developed in the future qualify for this provision, and we will take advantage of this provision as appropriate.

Conditional approval

As per Article 14(7) of Regulation (EC) 726/2004, a medicine that would fulfill an unmet medical need may, if its immediate availability is in the interest of public health, be granted a conditional marketing authorization on the basis of less complete clinical data than are normally required, subject to specific obligations being imposed on the authorization holder. These specific obligations are to be reviewed annually by the EMA. The list of these obligations shall be made publicly accessible. Such an authorization shall be valid for one year, on a renewable basis.

Period of authorization and renewals

A marketing authorization is initially valid for five years and may then be renewed on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variants introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called sunset clause).

Orphan drug designation

Regulation (EC) 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish:

(a)(i)	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or;

(a)(ii)	that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

(b)	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Regulation (EC) 847/2000 sets out criteria for the designation of orphan drugs.

An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity, which means that no similar medicinal product can be authorized in the same indication. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify continued market exclusivity. In addition, derogation from market exclusivity may be granted on an individual basis in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product or demonstration of “clinically relevant superiority” by a similar medicinal product. Medicinal products designated as orphan drugs pursuant to Regulation (EC) 141/2000 are eligible for incentives made available by the European Union and by the member states to support research into, and the development and availability of, orphan drugs.

If the MAA of a medicinal product designated as orphan drug pursuant to Regulation (EC) 141/2000 includes the results of all studies conducted in compliance with an agreed PIP, and a corresponding statement is subsequently included in the marketing authorization granted, the ten-year period of market exclusivity will be extended to twelve years.

We intend to apply for orphan status for the HS indication in the United States for IFX-1. Depending on the outcome and available data of IFX-1 studies in the AAV indication, we may apply for orphan drug status in the United States as well as in Europe.

Regulatory data protection

Without prejudice to the law on the protection of industrial and commercial property, marketing authorizations for new medicinal products benefit from an 8+2+1 year period of regulatory protection.

This regime consists of a regulatory data protection period of eight years plus a concurrent market exclusivity of ten years plus an additional market exclusivity of one further year if, during the first eight years of those ten years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version of the reference product after only ten (or eleven) years have lapsed.

International regulation

In addition to regulations in the United States and Europe, a variety of foreign regulations govern clinical trials, commercial sales, and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA or European Commission approval.

Pharmaceutical coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial private and public health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, such products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. Additionally, a payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for our product candidates will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. European Union member states may also require approval of a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Employees

As of June 1, 2017, we had 17 employees, including nine with M.D. or Ph.D. degrees. We consider our relationship with our employees to be very good.

Facilities

Our headquarters are in Jena, Germany, where we occupy approximately 6,700 square feet of office and laboratory space under an extendable lease that expires in December 2019. In addition, we occupy approximately 4,240 square feet of office space in Munich, Germany under a lease that expires in December 2018, with a cancellation notice period of three months. After the cancellation notice period expires, the lease period is extended automatically until June 30, 2022.

Legal proceedings

We are not currently subject to any material legal proceedings.

Management

Board of directors, senior management and key employees

The following table presents information about our board of directors, senior management and key employees upon the consummation of this offering and after giving effect to our corporate reorganization.

NAME	POSITION	AGE	INITIAL YEAR OF APPOINTMENT FOR INFLARX GMBH
Nicolas Fulpius	Non-Executive Director and Chairman of the Board	44	2007
Niels Riedemann	Executive-Director and Chief Executive Officer	45	2007
Katrin Uschmann	Non-Executive Director	53	2007
Mark Kuebler	Non-Executive Director	42	2015
Lina Ma	Non-Executive Director	40	2016
Arnd Christ	Executive Director and Chief Financial Officer	51	2015
Renfeng Guo	Executive Director and Chief Scientific Officer	47	2007
Othmar Zenker	Chief Medical Officer	55	2013
Maria Habel	Head of Preclinical Research and Development	35	2008
Katrin Reiher	Head of Quality Management	35	2008

Unless otherwise indicated, the current business address for our directors, senior management and key employees is InflaRx GmbH, Winzerlaer Strasse 2, 07745 Jena, Germany.

Non-executive directors

The following is a brief summary of the business experience of our non-executive directors. Each director’s tenure reflects such director’s tenure on InflaRx GmbH’s board. Our directors will be appointed by our general meeting of shareholders prior to the consummation of this offering to serve for            -year terms until the earlier of their successors being duly appointed, their resignation or expiration of their term of office.

Nicolas Fulpius, Chairman. Mr. Fulpius is one of our co-founders and has served as a director and chairman of our board since 2007. He has served as the Head of Digital Enterprise Solutions at Swisscom Schweiz AG since 2015 and was Chief Executive Officer and Shareholder of Veltigroup SA from 2010 to 2015. Prior to that role, he was a partner and shareholder in Affentrager Associates from 2006 to 2010, Investment Director and shareholder in Ultreia Capital from 2002 to 2006 and an Investment Manager at Lombard Odier from 1998 to 2002. He has served as chairman of the board of Idros S.A. since 2016 and as a member of the boards of Anaroll Holding S.A. since 2014, BRS Immobilier S.A. since 2013, Affentrager Associates AG since 2006 and CIMA Corporate Investment Management Affentrager Holding AG since 2006. He previously served on the boards of Swisscom Digital Technology S.A., Akenes S.A., Skwich Holding S.A., Veltigroup S.A., LANexpert S.A., insentia S.A., ITS Information Technologie Services S.A., epyx S.A. and Veltigroup Consulting S.A., among others. He holds an M.S. in Management Science and Engineering from Stanford University and the Swiss equivalent of an MBA from St. Gall University.

Katrin Uschmann. Ms. Uschmann joined our board as a director and deputy chairwoman in 2007. She has served as an Investment Manager at beteiligungsmanagement thüringen gmbh since 1999. Prior to joining beteiligungsmanagement thüringen gmbh, Ms. Uschmann served in various roles at several banks, such as Credit Analyst and Corporate Relationship Manager at Bayerische Vereinsbank AG and at Thüringer Aufbaubank, and taught Economics at Fachhochschule in Gotha, Germany. She has served on the boards of eZono AG since 2007, where she was the board’s deputy chairwoman from 2009 to 2010, and has served as the chairwoman since 2010, and of Preventicus GmbH since 2014. Ms. Uschmann previously served on the board of AST Advanced Shockwave Technology Inc. from 2011 until 2017. She holds a skilled worker degree and an MBA from Fachhochschule (University of Applied Financial Sciences), as well as a degree in project management from GPM Deutsche Gesellschaft für Projektmanagement.

Mark Kuebler. Mr. Kuebler has served as a director on our board since 2015. Mr. Kuebler has been a partner with the GIG Ltd., a venture capital advisory firm with offices in Switzerland and Malta, since 2012. He serves on the boards of Sapphire Innovation AG, a predictive analytics software firm, as well as WWM AG and Jobydu AG, each based in Switzerland. Mr. Kuebler was a managing director and corporate secretary of a private equity holding company from 2003 to 2010. Before 2003, he held various roles in international investment banks and boutiques. Mr. Kuebler has a master’s degree in business and economics, as well as a master’s degree in law from the University of St. Gallen, in Switzerland.

Lina Ma. Ms. Ma has been a director on our board since September 2016. Ms. Ma has been the Vice President and Secretary of the board of Staidson (Beijing) BioPharmaceuticals Co., Ltd. since June 2012, the chairman of the board of Beijing Defengrei Biotechnology Co. Ltd since September 2015, the Company Secretary of Staidson BioPharma Inc., in California, since 2013 and the Chief Executive Officer of Staidson Hong Kong Investment Company Limited, in Hong Kong, since 2015. In previous roles, she has served as the General Manager and Securities Affair Representative of Staidson (Beijing) BioPharmaceuticals Co., Ltd. from 2009 to 2012, in JOINN Laboratories (Beijing) from 2002 to 2009, and in the China Medical Association Telemedicine Consultation Center from 2000 to 2001. Ms. Ma holds a bachelor’s degree from Hunan Medical University in China and an MBA from HKU SPACE Community College.

Senior management, executive directors and key employees

The following is a brief summary of the business experience of our executive directors, senior management and key employees.

Niels Riedemann, Chief Executive Officer. Professor Riedemann is one of our co-founders and has served as our Chief Executive Officer since 2007. He is specialized as an intensive care physician and was the Vice Director of Intensive Care Medicine at the Friedrich Schiller University in Jena, Germany from 2008 to 2015. He spent several years working in basic science at the University of Michigan in the field of complement immunology and inflammation before completing his board certification as General Surgeon at the Hannover Medical School where he holds an adjunct Professorship for Experimental Surgery. He has served as a member of the scientific advisory board of the Center for Innovation Competence Septomics, a large scientific governmental program, since 2015 and served on the board of directors of the Center for Sepsis Control and Care in Jena, Germany, from 2014 to 2015. Professor Riedemann received his medical training at the Albert-Ludwig University in Freiburg, Germany and Stanford University in the United States and graduated from Albert-Ludwig University in 1998.

Arnd Christ, Chief Financial Officer. Mr. Christ has served as our Chief Financial Officer since April 2015. He is also the founder and managing director of CF Port GmbH. Prior to joining us, he served as the Chief Financial Officer of various private and public biotech companies. From 2012 to 2014, Mr. Christ served as the Chief Financial Officer and member of the executive board of Proteros Biostructure GmbH. Prior to that role, Mr. Christ served as the Chief Financial Officer and member of the executive board of MediGene AG from 2010 to 2012, NovImmune S.A. from 2007 to 2010, Probiodrug AG from 2002 to 2007 and of EleGene AG from 2001 to 2002. Before joining the biotech industry, Mr. Christ served as financial director of Avery Dennison GmbH in Germany from 2000 to 2001 and of Herberts Industrial Coatings Ltd. in the United Kingdom from 1998 to 1999. Mr. Christ holds a degree in business economics from the University of Würzburg, Germany.

Renfeng Guo, Chief Scientific Officer. Professor Guo is one of our co-founders and has served as our Chief Scientific Officer since 2007. Prior to joining us, he served as a faculty member of the University of Michigan since 2001, where he holds a position as Adjunct Associate Professor. Professor Guo holds an Honorary Professorship at the Beijing Institute of Basic Sciences. Professor Guo received his medical degree from Norman Bethune Medical School in China.

Othmar Zenker, Chief Medical Officer. Dr. Zenker has served as head of our clinical research and development programs since 2013 and became our Chief Medical Officer in 2017. In that role, he has responsibilities for various innovative clinical development programs at InflaRx. Prior to joining us, Dr. Zenker served in clinical drug development roles within various international companies for 20 years, including lead positions within clinical programs at Wyeth Pharmaceuticals and CSL Behring. He previously held a position as Global Therapeutic Area Head of Immunology at CSL Behring. He worked at CSL Behring from 2000 to 2012. Mr. Zenker received his medical degree from the Kiel Medical School in Germany in 1990.

Maria Habel, Head of Research and Development. Dr. Habel joined our company in 2008 as Head of Laboratory and has served our company since our inception. Since 2013, she has taken on responsibilities for all pre-clinical research and development programs, various scientific projects related to the complement system as well as to the characterization of our lead product candidates. In addition, Dr. Habel has served as our Head of Quality Control within our GMP manufacturing activities since 2010. Dr. Habel received her Ph.D. in Science from the Graduate School for Cellular and Biomedical Science of the University Bern, Switzerland, in 2008.

Katrin Reiher, Head of Quality Assurance. Ms. Reiher joined our company in 2008 as a project manager in 2008 and served as a project manager and quality manager from 2009 to 2012. She began serving as our Head of Quality Assurance in 2013. Ms. Reiher received a Master’s degree in business administration from the Technische Universität Dresden in Germany in 2006.

Compliance with NASDAQ listing requirements

We will be a foreign private issuer. As a result, in accordance with Nasdaq listing requirements, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance requirements. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, and thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of NASDAQ, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that, among other things, consists entirely of independent directors, and Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations. These rules require that all members of our audit committee must meet the independence standard for audit committee members within one year of the effectiveness of the registration statement of which this prospectus forms a part. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Description of share capital and articles of association.”

Audit committee

The audit committee, which is expected to consist of                       ,                      and                      , will assist the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our board of directors has determined that            , and              satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The board of directors has determined that                     qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. We intend to rely on the phase-in rules of the SEC and NASDAQ with respect to the independence of our audit committee. These rules require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement of which this prospectus forms a part.

Compensation committee

The compensation committee, which is expected to consist of                          ,                        and                     , will assist the board of directors in determining compensation for the directors. The committee will recommend to the board of directors for determination the compensation of each of our directors. Under SEC and NASDAQ rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard director fees. As permitted by the listing requirements of NASDAQ, we will opt out of NASDAQ Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.

Nomination and corporate governance committee

The nomination and corporate governance committee, which is expected to consist of                    ,                    and                         , will assist our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. As permitted by the listing requirements of NASDAQ, we will opt out of NASDAQ Listing Rule 5605(e) which requires independent director oversight of director nominations.

Compensation of directors and senior management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended December 31, 2016, for services in all capacities was €           million. In 2016, we granted                  options under our 2016 Plan to our senior management.

Dutch law provides that we must establish a policy in respect of the remuneration of our directors. Such policy addresses the following topics: the fixed and variable components of the remuneration (if any), remuneration in the form of shares and severance payments. Prior to the consummation of this offering, our general meeting of shareholders will adopt such a policy to be proposed by the board of directors. The board of directors determines the remuneration of the directors in accordance with the remuneration policy. Our senior management may not participate in the discussions or decision-making regarding the remuneration of senior management. A proposal by the board of directors with respect to remuneration schemes in the form of shares or rights to shares is submitted by the board of directors to the general meeting for its approval. This proposal must set out at least the maximum number of shares or rights to shares to be granted to the directors and the criteria for granting or amendment.

The aggregate compensation, including benefits in kind, accrued or paid to our directors with respect to the year ended December 31, 2016, for services in all capacities was approximately €       million. As of December 31, 2016, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our directors. In 2016, we granted options to purchase 484 of our common shares to our directors under the 2016 Plan.

Director service agreements

Certain of our directors intend to enter into service agreements with us (see the section entitled “Certain relationships and related party transactions—Director service agreements”). None of these service agreements will provide for severance benefits.

2016 option plan

Under the our Stock Option Plan 2016 Terms and Conditions, or the 2016 Plan, we have granted rights to subscribe for our common shares to directors, senior management and key employees. As of the date of this prospectus, the outstanding awards under the 2016 Plan cover an aggregate of 8,515 common shares. The exercise price for each outstanding award is €656 per share, and 11,223 of our common shares are covered by additional awards available for issuance under the 2016 Plan prior to the completion of this offering.

Vesting period. Subject to any additional vesting conditions that may be specified in an individual grant agreement, the 2016 Plan provides for vesting over three years in quarterly installments each quarter. All outstanding option awards under the 2016 Plan will automatically vest upon consummation of this offering.

In conjunction with the corporate reorganization, all outstanding awards granted under the 2016 Plan will be converted into awards exercisable for common shares of InflaRx N.V., and after the consummation of this offering, we do not intend to issue any additional awards under the 2016 Plan.

2017 equity incentive plan

In conjunction with the consummation of this offering, we intend to establish a new omnibus plan, or the 2017 Plan, with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The 2017 Plan will govern issuances of equity incentive awards from and after the consummation of this offering.

Insurance and indemnification

Our current and future directors (and such other officer or employee as designated by the board of directors) will have the benefit of indemnification provisions in the Articles of Association of InflaRx N.V. These provisions will give the indemnified persons the right to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. However, there is no entitlement to indemnification for acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person. In addition, upon the consummation of this offering, we intend to enter into agreements with our directors to indemnify them against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide our directors with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of ethics

In connection with this offering, we will adopt a code of ethics that applies to all of our employees, officers and directors. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation committee interlocks and insider participation

None of our senior management has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has a member of key management serving as a member of our board of directors.

Certain Relationships and Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2014 with any of our officers, directors and the holders of more than 5% of our common shares.

Preferred share financing

Series B financing

On July 11, 2014, we entered into an investment agreement with certain investors, including existing shareholders such as Professor Niels Riedemann, our Chief Executive Officer, Professor Renfeng Guo, our Chief Scientific Officer, Nicolas Fulpius, a member of our board of directors, and Mark Kuebler, a member of our board of directors, pursuant to which we agreed to issue and sell an aggregate of 9,341 Series B preferred shares in exchange for a contribution of approximately €2.7 million from such investors.

Series C financing

On July 21, 2016, we entered into an investment agreement with certain investors, including existing shareholders such as Professor Renfeng Guo, our Chief Scientific Officer, Arnd Christ, our Chief Financial Officer, Nicolas Fulpius, a member of our board of directors, Mark Kuebler, a member of our board of directors, Ammann Group Holding AG and KfW, pursuant to which we agreed to issue and sell an aggregate of 47,246 Series C preferred shares in exchange for a contribution of approximately €31.0 million.

In connection with our Series C financing, we engaged certain members of our current board of directors to assist in sourcing potential new investors.  Mr. Kuebler, a member of our board, was paid €160,000, and Mr. Fulpius, a member of our board, was paid €72,000, in each case upon the closing of the Series C financing in exchange for their respective introductions of certain investors in the financing to us.

Investment and shareholders agreement

InflaRx GmbH and the shareholders who subscribed for Series C preferred shares in the Series C financing entered into an investment and shareholders agreement, dated July 21, 2017 (referred to as the Shareholders Agreement). The Shareholders Agreement provides for certain restrictions on the shareholders party thereto, including restrictions on transfer of the Series C preferred shares, as well as certain co-sale rights, drag-along rights and rights of first refusal. See “Corporate reorganization.” The Shareholders Agreement will terminate upon the closing of this offering.

Director service agreements

We intend to enter into director service agreements with certain of our directors in connection with this offering.

Indemnification agreements

We intend to enter into indemnification agreements with our directors and senior management. The indemnification agreements and our Articles of Association require us to indemnify our directors to the fullest extent permitted by law. See “Management—insurance and indemnification” for a description of these indemnification agreements.

Principal Shareholders

The following table presents information relating to the beneficial ownership of our common shares as of                 , 2017 and after giving effect to our corporate reorganization by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

•	each of our directors and senior management; and

•	all directors and senior management as a group.

Subsequent to the pricing of this offering and as the initial step of our corporate reorganization, all of the outstanding equity interests in InflaRx GmbH will be exchanged for common shares of Fireman B.V. on a one-for-                basis.   See “Corporate reorganization.”  Following the completion of this offering and the corporate reorganization, we will have only one class of shares issued and outstanding, and all holders of our common shares will have the same voting rights.

The number of common shares beneficially owned by each entity, person or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power or to receive the economic benefit of ownership of the shares, as well as any common shares that the individual has the right to acquire within 60 days of               , 2017 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person. As of           , 2017, after giving effect to our corporate reorganization, common shares, representing     % of our issued and outstanding common shares, were held by U.S. record holders.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o InflaRx GmbH, Winzerlaer Str. 2, 07745 Jena, Germany.

	Shares Beneficially Owned	Percentage Before this Offering	Percent After this Offering
5% Shareholders
Entities affiliated with Staidson Hong Kong Investment Company Limited(1)
Entities affiliated with Private Equity Thüringen GmbH & Co.(2)
KfW(3)

Directors and Senior Management
Niels Riedemann(4)	19,242	9.6%
Arnd Christ(5)	3,107	1.6%
Renfeng Guo(6)	18,592	9.6%
Othmar Zenker (7)	1,448	*
Nicolas Fulpius(8)	3,951	2.0%
Katrin Uschmann(9)	180	*
Mark Kuebler(10)	4,710	2.4%
Lina Ma	-	*
All directors and senior management as a group (8 persons)	51,230	25.20%

* Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)

(2)

(3)

(4)	Consists of (a) 11,875 Series A preferred shares and (b) 7,367 shares that may be acquired pursuant to the exercise of options issued pursuant to the 2016 Plan at an exercise price of $656 per share as well as options issued in connection with the Series B financing. All outstanding option awards under the 2016 Plan will automatically vest upon consummation of this offering and all options issued in connection with the Series B financing have vested as of December 31, 2016.

(5)	Consists of (a) 76 Series C preferred shares and (b) 3,031 shares that may be acquired pursuant to the exercise of options issued pursuant to the 2016 Plan at an exercise price of $656 per share. All outstanding option awards under the 2016 Plan will automatically vest upon consummation of this offering.

(6)	Consists of (a) 11,875 Series A preferred shares, (b) 152 Series C preferred shares and (c) 6,565 shares that may be acquired pursuant to the exercise of options issued pursuant to the 2016 Plan at an exercise price of $656 per share as well as options issued in connection with the Series B financing. All outstanding option awards under the 2016 Plan will automatically vest upon consummation of this offering and all options issued in connection with the Series B financing have vested as of December 31, 2016.

(7)	Consists of 1,448 shares that may be acquired pursuant to the exercise of options issued pursuant to the 2016 Plan at an exercise price of $656 per share. All outstanding option awards under the 2016 Plan will automatically vest upon consummation of this offering.

(8)	Consists of (a) 6,250 Series A preferred shares, (b) 609 Series C preferred shares and (c) 217 shares that may be acquired pursuant to the exercise of options issued pursuant to the 2016 Plan at an exercise price of $656 per share as well as options issued in connection with the Series B financing. All outstanding option awards under the 2016 Plan will automatically vest upon consummation of this offering and all options issued in connection with the Series B financing have vested as of December 31, 2016.

(9)	Consists of 180 shares that may be acquired pursuant to the exercise of options issued pursuant to the 2016 Plan at an exercise price of $656 per share as well as options issued in connection with the Series B financing. All outstanding option awards under the 2016 Plan will automatically vest upon consummation of this offering and all options issued in connection with the Series B financing have vested as of December 31, 2016.

(10)	Consists of (a) 3,480 Series A preferred shares, (b) 1,143 Series C preferred shares and (c) 87 shares that may be acquired pursuant to the exercise of options issued pursuant to the 2016 Plan at an exercise price of $656 per share as well as options issued in connection with the Series B financing. All outstanding option awards under the 2016 Plan will automatically vest upon consummation of this offering and all options issued in connection with the Series B financing have vested as of December 31, 2016.

Description of Share Capital and Articles of Association

General

We were incorporated pursuant to the laws of the Netherlands as Fireman B.V. in June 2017 to become a holding company for InflaRx GmbH prior to consummation of this offering. InflaRx GmbH was founded in 2007 by Professor Niels Riedemann and Professor Renfeng Guo in Jena, Germany.

Pursuant to the terms of a corporate reorganization that will be completed prior to the consummation of this offering, all of the equity interests in InflaRx GmbH will be exchanged for common shares of Fireman B.V. and, as a result, InflaRx GmbH will become a wholly owned subsidiary of Fireman B.V. See “Corporate reorganization.” Prior to consummation of this offering, we intend to convert into a public company with limited liability (naamloze vennootschap) under Dutch law pursuant to a Notarial Deed of Amendment and Conversion, following which our legal name will be InflaRx N.V.

We are registered with the Trade Register of the Chamber of Commerce (Kamer van Koophandel) under number 68904312. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is in Jena, Germany.

As of the completion of (i) the corporate reorganization and (ii) this offering, our authorized share capital will amount to €     , divided into      common shares, each with a nominal value of €     and       preferred shares, each with a nominal value of €     , and our issued share capital will amount to €     . See “Corporate reorganization.”

Our common shares and preferred shares will be issued in registered form.

The preferred shares can be issued to the protective foundation (for more information, see “Risk Factors — Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board of directors”). Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our Articles of Association. An amendment of our Articles of Association would require a resolution of the general meeting of shareholders upon proposal by the board of directors.

Initial settlement of the common shares issued in this offering will take place at the closing of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.

Our Articles of Association will provide that, for as long as any of our common shares are admitted to trading on the NASDAQ Stock Market, the New York Stock Exchange or on any other regulated stock exchange operating in the United States of America, the laws of the State of New York shall apply to the property law aspects of our common shares reflected in the register administered by the relevant transfer agent.

Articles of association and Dutch law

Our Articles of Association as in force at the date of this prospectus are referred to herein as our “Current Articles.” When we refer to our Articles of Association in this prospectus, we refer to our Articles of Association as they will be in force after the expected completion of our corporate reorganization that will be completed prior to the consummation of this offering.

Our Current Articles are included in our deed of incorporation, executed on June 6, 2017. We will amend our Current Articles and convert our company from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public company with limited liability (naamloze vennootschap) as part of our corporate reorganization that will be completed prior to the consummation of this offering. At a general meeting to be held prior to the consummation of this offering, or pursuant to a written resolution, we expect the general meeting of shareholders to resolve to amend the Current Articles and to convert into a Dutch public company with limited liability.

Under the Current Articles, the general meeting of shareholders may resolve to amend the Current Articles. A resolution taken by the general meeting of shareholders to amend the Current Articles requires a simple majority of the votes cast. Such resolution could also be adopted in writing.

Set forth below is a summary of relevant information concerning our share capital and material provisions of our Articles of Association and applicable Dutch law. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Company’s shareholders’ register

Pursuant to Dutch law and the Articles of Association, we must keep our shareholders’ register accurate and current. The board of directors keeps our shareholders’ register and records names and addresses of all holders of shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The register also includes the names and addresses of those with a right of use and enjoyment (vruchtgebruik) in shares belonging to another or a pledge (pandrecht) in respect of such shares. There is no restriction on the ownership of our shares. The common shares offered in this offering will be held through DTC, therefore DTC or its nominee will be recorded in the shareholders’ register as the holder of those common shares.

Corporate objectives

Pursuant to the Articles of Association, our main corporate objectives are:

•	to develop, manufacture and commercialize pharmaceutical products;

•	to participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;

•	to acquire, administer, exploit, invest, encumber and dispose of assets and liabilities;

•	to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of group companies or other parties; and

•	to do anything which, in the widest sense, is connected with or may be conducive to the objectives described above.

Limitation on liability and indemnification matters

Under Dutch law, directors and certain other officers may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the Company and to third parties for infringement of the Articles of Association or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, our Articles of Association provide for indemnification of our current and former directors (and other current and former officers and employees as designated by our board of directors). Directors and certain other officers are also insured under an insurance policy taken out by us against damages resulting from their conduct when acting in the capacities as such directors or officers.

Shareholders’ meetings and consents

General meeting of shareholders

General meetings of shareholders may be held in Amsterdam, Rotterdam, The Hague, Arnhem, Utrecht or the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. The annual general meeting of shareholders must be held within six months of the end of each financial year. Additional extraordinary general meetings of shareholders may also be held, whenever considered appropriate by the board of directors and shall be held within three months after our board of directors has considered it to be likely that our equity has decreased to an amount equal to or lower than half of its paid up and called up share capital, in order to discuss the measures to be taken if so required.

Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of the issued capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If our board of directors has not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party/parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting of shareholders.

General meetings of shareholders can be convened by a notice, which shall include an agenda stating the items to be discussed, including for the annual general meeting of shareholders, among other things, the adoption of the annual accounts, appropriation of our profits and proposals relating to the composition of the board of directors, including the filling of any vacancies in the board of directors. In addition, the agenda shall include such items as have been included therein by the board of directors. The agenda shall also include such items requested by one or more shareholders, or others with meeting rights under Dutch law, representing at least 3% of the issued share capital. Requests must be made in writing and received by the board of directors at least 60 days before the day of the convocation of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.

In accordance with the DCGC a shareholder shall exercise the right of putting an item on the agenda only after consulting the board of directors in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (for example, the removal of directors), the board of directors must be given the opportunity to invoke a reasonable response time of up to 180 days from the moment the board of directors is informed of the intentions of the shareholder(s). If invoked, the board of directors must use such response period for further deliberation and constructive consultation with the shareholders concerned, and must explore alternatives. At the end of the response time, the board of directors must report on this consultation and the exploration of alternatives to the general meeting of shareholders. The response period may be invoked only once for any given general meeting of shareholders and does not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the company's issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting of shareholders be convened, as described above.

The general meeting is presided over by the chairman of the board of directors. If no chairman has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by the chief executive officer. If no chief executive officer has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by another director present at the meeting. If no director is present at the meeting, the general meeting shall be presided over by any other person appointed by the general meeting. In each case, the person who should chair the general meeting pursuant to the rules described above may appoint another person to chair the general meeting instead. Directors may always attend a general meeting of shareholders. In these meetings, they have an advisory vote. The chairman of the meeting may decide at his or her discretion to admit other persons to the meeting.

All shareholders and others with meeting rights under Dutch law are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote.

Quorum and voting requirements

Each common share confers the right on the holder to cast one vote at the general meeting of shareholders. Shareholders may vote by proxy. No votes may be cast at a general meeting of shareholders on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depositary receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting of shareholders.

Decisions of the general meeting of shareholders are taken by a simple majority of votes cast, except where Dutch law or the Articles of Association provide for a qualified majority or unanimity.

Board of directors

Appointment of directors

Under our Articles of Association, the directors are appointed by the general meeting of shareholders upon binding nomination by our board of directors. However, the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the board of directors shall make a new nomination.

At a general meeting of shareholders, a resolution to appoint a director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting of shareholders or in the explanatory notes thereto.

Duties and liabilities of directors

Under Dutch law, the board of directors as a collective is responsible for our management, strategy, policy and operations. The executive directors manage our day-to-day business and operations and implement our strategy. The non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all directors and our general state of affairs. Each director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the board of directors regarding a material change in our identity or character requires approval of the general meeting of shareholders.

Dividends and other distributions

Amount available for distribution

We may only make distributions to our shareholders if our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus any reserves required by Dutch law or by the Articles of Association. Under the Articles of Association, if any of the preferred shares are outstanding, a dividend is first paid out of the profit, if available for distribution, on the preferred shares. Any amount remaining out of the profit is carried to reserve as the board of directors determines. After reservation by the board of directors of any profit, the remaining profit will be at the disposal of the general meeting of shareholders.

We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting of shareholders.

Dividends and other distributions shall be made payable not later than the date determined by the board of directors. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

We do not anticipate paying any cash dividends for the foreseeable future.

Exchange controls

Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Squeeze out procedures

Pursuant to Section 92a, Book 2, Dutch Civil Code, a shareholder who – alone or together with group companies – for his own account holds at least 95% of our issued share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to the other shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Dissolution and liquidation

Under our Articles of Association, we may be dissolved by a resolution of the general meeting of shareholders, subject to a proposal of the board of directors. In the event of a dissolution, the liquidation shall be effected by the board of directors, unless the general meeting decides otherwise. To the extent that any assets remain after payment of all debts, those assets shall first be distributed to the holders of any outstanding preferred shares in accordance with the procedures set forth in the Articles of Association. After such distribution the remaining assets shall be distributed to the holders of common shares. All distributions referred to in this paragraph will be made in accordance with the relevant provisions of the laws of the Netherlands.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) order us to (i) make available further explanations as recommended by the AFM (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s orders.

Comparison of Dutch corporate law and our articles of association and U.S. corporate law

The following comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the DCGC and Delaware corporation law, including the Delaware General Corporation Law.

Corporate governance

Duties of directors

The Netherlands. We have a one-tier board structure consisting of one or more executive directors and one or more non-executive directors.

 Under Dutch law, the board of directors as a collective is responsible for the management and the strategy, policy and operations of the company. The executive directors manage our day-to-day business and operations and implement our strategy. The non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all directors and our general state of affairs. Each director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the board of directors regarding a material change in the identity or character of the company requires the approval of the general meeting of shareholders.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director terms

The Netherlands. The DCGC provides the following best practice recommendations on the terms for directors’ service:

•	Executive directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms executive directors may serve.

•	Non-executive directors should be appointed for two consecutive periods of no more than four years. Thereafter, non-executive directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that any reappointment after an eight-year term of office should be disclosed in the company’s annual board report.

The general meeting of shareholders shall at all times be entitled to suspend or remove a director. Under our Articles of Association, the general meeting of shareholders may only adopt a resolution to suspend or remove such director by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital, unless the resolution is passed at the proposal of the board of directors, in which case a simple majority of the votes cast is sufficient.

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director vacancies

The Netherlands. Under Dutch law, directors are appointed and reappointed by the general meeting of shareholders. Under our Articles of Association, directors are appointed by the general meeting of shareholders upon the binding nomination by our board of directors. However, the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the board of directors shall make a new nomination.

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

The Netherlands. Under Dutch law and our Articles of Association, our directors shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she has a conflict of interest with us. Our Articles of Association provide that if as a result thereof no resolution of the board of directors can be adopted, the resolution can nonetheless be adopted by the board of directors as if none of the directors had a conflict of interest. In that case, each director is entitled to participate in the discussion and decision-making process and to cast a vote.

The DCGC provides the following best practice recommendations in relation to conflicts of interests:

•	a director should report any potential conflict of interest in a transaction that is of material significance to the company and/or to such director to the other directors without delay, providing all relevant information in relation to the conflict;

•	the board of directors should then decide, outside the presence of the director concerned, whether there is a conflict of interest;

•	transactions in which there is a conflict of interest with a director should be agreed on arms' length terms; and

•	a decision to enter into such a transaction in which there is a conflict of interest with a director that is of material significance to the company and/or to such director shall require the approval of the board of directors, and such transactions should be disclosed in the company's annual board report.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy voting by directors

The Netherlands. An absent director may issue a proxy for a specific board meeting but only to another director in writing.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Dutch Corporate Governance Code

The DCGC contains both principles and best practice provisions for boards of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. A copy of the DCGC can be found on www.mccg.nl. As a Dutch company listed on a stock exchange, we are subject to the DCGC and are required to disclose in our annual board report to what we extent comply with the principles and best practice provisions of the DCGC, and where we do not (for example, because of a conflicting NASDAQ requirement or otherwise), we must state why and to what extent we deviate in our annual report. Our most substantial deviations from the DCGC are summarized below.

Under our Articles of Association, directors are be appointed on the basis of a binding nomination prepared by the board of directors. This means that the nominee will be appointed to the board of directors, unless the general meeting of shareholders removes the binding nature of the nomination (in which case a new nomination will be prepared for a subsequent general meeting). Our Articles of Association will provide that the general meeting of shareholders can only pass such resolution by a two thirds majority representing at least half of the issued share capital. However, the DCGC recommends that the general meeting of shareholders can pass such a resolution by simple majority, representing no more than one-third of the issued share capital.

Under the Articles of Association, directors can only be dismissed by the general meeting of shareholder by simple majority, provided that the board of directors proposes the dismissal. In other cases, the general meeting of shareholders can only pass such resolution by a two-thirds majority representing at least half of the issued share capital. The DCGC recommends that the general meeting of shareholders can pass a resolution to dismiss a director by simple majority, representing no more than one-third of the issued share capital.

The DCGC recommends against providing equity awards as part of the compensation of a non-executive director. However, we expect to deviate from this recommendation and grant equity awards to our non-executive directors, consistent with U.S. market practice.

Shareholder rights

Voting rights

The Netherlands. In accordance with Dutch law and our Articles of Association, each issued common share and each issued preferred share confers the right to cast one vote at the general meeting of shareholders. Each holder of shares may cast as many votes as it holds shares. No votes may be cast on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depositary receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht).

In accordance with our Articles of Association, for each general meeting of shareholders, the board of directors may determine that a record date will be applied in order to establish which shareholders are entitled to attend and vote at the general meeting of shareholders. Such record date shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting.

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

The Netherlands. Pursuant to our Articles of Association, extraordinary general meetings of shareholders will be held whenever required under Dutch law or whenever our board of directors deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If our board of directors has not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party or parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting of shareholders.

Also, the agenda for a general meeting of shareholders shall include such items requested by one or more shareholders, and others entitled to attend general meetings of shareholders, representing at least 3% of the issued share capital, except where the articles of association state a lower percentage. Our Articles of Association do not state such lower percentage. Requests must be made in writing and received by the board of directors at least 60 days before the day of the convocation of the meeting.

In accordance with the DCGC, a shareholder shall exercise the right of putting an item on the agenda only after consulting the board of directors in respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (e.g. the removal of directors), the board of directors should be given the opportunity to invoke a reasonable response time of up to 180 days from the moment the board of directors is informed of the intentions of the shareholder(s). If invoked, the board of directors shall use such response period for further deliberation and constructive consultation, in any event with the shareholders concerned, and shall explore alternatives. At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting of shareholders. The response period may be invoked only once for any given general meeting of shareholders and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the Company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting of shareholders be convened, as described above.

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least €2,000 in market value, or 1% of the corporation’s securities entitled to vote, and has owned such securities for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

The Netherlands. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the articles of association allow such action by written consent, (ii) the company has not issued bearer shares or, with its cooperation, depository receipts for shares in its capital, and (iii) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for publicly traded companies.

Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal rights

The Netherlands. The concept of appraisal rights is not known as such under Dutch law.

However, in accordance with the directive 2005/56/EC of the European Parliament and the Council of 26 October 2005 on cross-border mergers of limited liability companies, Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another Member State of the European Economic Area, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. Such compensation is to be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of effectiveness of the cross-border merger. Payment by the acquiring company is only possible if the resolution to approve the cross-border merger by the corporate body of the other company or companies involved in the cross-border merger includes the acceptance of the rights of the shareholders of the Dutch company to oppose the cross-border merger.

Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder suits

The Netherlands. In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself—outside the collective action—institute a civil claim for damages.

Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

The Netherlands. Under Dutch law, when issuing shares, a public company with limited liability such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital. A listed public company with limited liability such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then current issued share capital. Such company may only acquire its own shares if its general meeting of shareholders has granted the board of directors the authority to effect such acquisitions.

An acquisition of common shares for a consideration must be authorized by our general meeting of shareholders. Such authorization may be granted for a maximum period of 18 months and must specify the number of common shares that may be acquired, the manner in which common shares may be acquired and the price limits within which common shares may be acquired. Authorization is not required for the acquisition of common shares in order to transfer them to our employees. The actual acquisition may only be effected by a resolution of our board of directors. Prior to the consummation of this offering, our board of directors will be authorized, for a period of 18 months to cause the repurchase of common shares or preferred shares by us of up to 10% of our issued share capital, for a price per share not exceeding 110% of the average market price of our common shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by us). These shares may be used to deliver shares underlying awards granted pursuant to our equity-based compensation plans.

No authorization of the general meeting of shareholders is required if common shares are acquired by us with the intention of transferring such common shares to our employees under an applicable employee stock purchase plan.

Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

The Netherlands. Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

•	the authorization of a class of preferred shares that may be issued by our board of directors to a friendly party, in such a manner as to dilute the interest of any potential acquirer, see “Risk factors — Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board of directors.”

•	the staggered four-year terms of our directors, as a result of which only approximately one-fourth of our directors will be subject to election in any one year;

•	a provision that our directors may only be removed at the general meeting of shareholders by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital if such removal is not proposed by our board of directors;

•	our directors being appointed on the basis of a binding nomination by our board of directors, which can only be overruled by the general meeting of shareholders by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital (in which case the board of directors shall make a new nomination); and

•	requirements that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors.

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. In most cases, such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

The Netherlands. The board of directors provides the general meeting of shareholders, within a reasonable amount of time with all information that the shareholders require for the exercise of their powers, unless this would be contrary to an overriding interest of our company. If the board of directors invokes such an overriding interest, it must give reasons.

Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Removal of directors

The Netherlands. Under our Articles of Association, the general meeting of shareholders shall at all times be entitled to suspend or dismiss a director. The general meeting of shareholders may only adopt a resolution to suspend or dismiss a director by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the board of directors, in which latter case a simple majority is sufficient.

Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Issuance of shares

The Netherlands. Under Dutch law, a company's general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company, such as the board of directors, for a period not exceeding five years.

Prior to the consummation of this offering, our board of directors will be authorized, for a period of five years, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time.

Delaware. All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Preemptive rights

The Netherlands. Under Dutch law, in the event of an issuance of common shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder (with the exception of common shares to be issued to employees or common shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our

Articles of Association, the preemptive rights in respect of newly issued common shares may be restricted or excluded by a resolution of the general meeting of shareholders upon proposal of the board of directors. Our preferred shares carry no preemptive rights.

The board of directors may restrict or exclude the preemptive rights in respect of newly issued common shares if it has been designated as the authorized body to do so by the general meeting of shareholders. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the board of directors as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting.

Prior to the consummation of this offering, our board of directors will be authorized, for a period of five years to limit or exclude preemptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the board of directors is authorized to resolve upon (see above under “Issuance of shares”).

Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands. Dutch law provides that dividends may be distributed after adoption of the annual accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up issued share capital and the reserves that must be maintained under the law or the Articles of Association. Interim dividends may be declared as provided in the Articles of Association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up issued share capital plus any reserves as described above as apparent from our financial statements. Under Dutch law, the Articles of Association may prescribe that the board of directors decide what portion of the profits are to be held as reserves.

Under the Articles of Association, first, a dividend is paid out of the profit, if available for distribution, on the preferred shares (if applicable). Any amount remaining out of the profit is carried to reserve as the board of directors determines. After reservation by the board of directors of any profit, the remaining profit will be at the disposal of the general meeting of shareholders. We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting of shareholders.

Dividends and other distributions shall be made payable not later than the date determined by the board of directors. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.

Shareholder vote on certain reorganizations

The Netherlands. Under Dutch law, the general meeting of shareholders must approve resolutions of the board of directors relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•	a transfer of the business or virtually the entire business to a third party;

•	the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•	the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of directors

The Netherlands. Under Dutch law and our Articles of Association, we must adopt a remuneration policy for our board of directors. Such remuneration policy shall be adopted by the general meeting of shareholders upon the proposal of the board of directors. The board of directors determines the remuneration of individual directors with due observance of the remuneration policy. Our executive directors may not participate in the discussions or decision-making regarding the remuneration of executive directors. A proposal by the board of directors with respect to remuneration schemes in the form of shares or rights to shares is submitted by the board of directors to the general meeting of shareholders for its approval. This proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the board of directors and the criteria for granting or amendment.

Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law, as well as exchange requirements.

Code of ethics

We intend to adopt a code of ethics applicable to the board of directors and all employees in connection with the consummation of this offering.

Listing

We intend to apply for our common shares to be listed on NASDAQ under the symbol “IFRX.”

Transfer agent and registrar

The U.S. transfer agent and registrar for the common shares is American Stock Transfer & Trust Company. Transfer of record ownership of shares is effected by a written deed of transfer acknowledged by us, or by our transfer agent and registrar acting as our agent on our behalf, unless the property law aspects of such shares are governed by the laws of the state of New York as set out below.

If and when any of our common shares become listed on NASDAQ or on any other regulated stock exchange operating in the United States of America, the laws of the state of New York shall apply to the property law aspects of the common shares reflected in the register administered by our transfer agent.

Material U.S. Federal Tax Considerations for
U.S. Holders of Common Shares

In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing of common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire common shares.

This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our voting shares; or

•	persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the Netherlands and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

Taxation of Distributions

As discussed above under “Dividend policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will be reported to U.S. Holders as dividends. For so long as our common shares are listed on NASDAQ or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of German income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, German income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. German taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any German income tax, in computing their taxable income, subject to applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. See “Risk factors—If we pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”

Sale or Other Disposition of Common Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will be U.S.-source gain or loss for foreign tax credit purposes, subject to limited exceptions. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets and the treatment of our grants received as gross income that is not passive income, we do not expect to be a PFIC for our 2017 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2017 or any future years is uncertain because, among other things, (i) we currently own, and will own after the completion of this offering, a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply.

If we were a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, subject to limited exceptions, the holder must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

Dutch Tax Considerations

General

The following is a general summary of material Dutch tax consequences of the acquisition, ownership and disposal of our common shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Dutch tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel. Holders should consult with their tax advisors with regard to the tax consequences of investing in the common shares in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

•	holders of common shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

•	a holder of common shares that is not an individual for which its shareholdings qualify or qualified as a participation or are subject to the participation credit for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

•	holders of common shares who are individuals for whom the common shares or any benefit derived from the common shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001); and

•	pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this summary only addresses Dutch national tax legislation and published regulations, whereby the Netherlands and Dutch law means the part of the Kingdom of the Netherlands located in Europe and its law respectively, as in effect on the date hereof and as interpreted in published case law until this date as available in printed form, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

Dividend withholding tax

We are required to withhold Dutch dividend withholding tax at a rate of 15 % from dividends distributed by us (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the common shares). However, as long as we continue to have our place of management in Germany, and not in the Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we should not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Dutch for Dutch income tax purposes or Dutch corporation tax purposes or to holders of common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder, in which events the following applies. See “Risk factors—If we pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities” as the case may be) or to holders of common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder are subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

•	an amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

•	partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of shares have resolved in advance at a general meeting to make such repayment and the par value of the shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability. The same applies to holders of shares that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident holder.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Dutch Dividend Withholding Tax Act 1965. This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

Taxes on income and capital gains

Dutch Resident Individuals

If a holder of common shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the shares is taxable at the progressive income tax rates (with a maximum of 52%, rate for 2017), if:

•	the shares are attributable to an enterprise from which the Dutch Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Dutch Income Tax Act 2001; or

•	the holder of the shares is considered to perform activities with respect to the shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of common shares, such holder will be taxed annually on a deemed, variable return (with a maximum of, currently, 5.39%) of his or her net investment assets for the year at an income tax rate of 30%.

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. A tax free allowance may be available. Actual income, gains or losses in respect of the common shares are as such not subject to Dutch income tax. For the net investment assets on January 1, 2017, a deemed return between 2.87% and 5.39% (depending on the amount of such holder's net investments assets on January 1, 2017) will be applied. The deemed, variable return will be adjusted annually.

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Dutch corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000, rates for 2017).

Non-residents of the Netherlands

A holder of shares that is neither a Dutch Resident Individual nor a Dutch Resident Entity will not be subject to Dutch taxes on income or on capital gains in respect of any payment under shares or any gain realized on the disposal or deemed disposal of the shares, provided that:

•	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the shares are attributable; and

•	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the shares that go beyond ordinary asset management and does not derive benefits from the shares that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes

Residents of the Netherlands

Gift and inheritance taxes will arise in the Netherlands with respect to a transfer of the shares by way of a gift by, or on the death of, a holder of shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

Non-residents of the Netherlands

No Dutch gift or inheritance taxes will arise on the transfer of the shares by way of gift by, or on the death of, a holder of shares who is neither resident nor deemed to be resident in the Netherlands, unless:

•	in the case of a gift of shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

•	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other taxes and duties

No Dutch value added tax (omzetbelasting) and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of shares on any payment in consideration for the acquisition, ownership or disposal of the shares (other than a payment for financial services that are not exempt from Dutch value added tax and that are rendered to the holder shares that is resident in Netherlands for Dutch tax purposes).

German Tax Considerations

The following section describes the material German tax considerations that may become relevant when holding or transferring the Company’s shares. Assumption is made that the Company will have its place of management in Germany and should, therefore, qualify as a corporation subject to German unlimited income taxation. This section is not meant to be a comprehensive or complete description of all German tax aspects that may be relevant for shareholders. The summary is based on the German tax law applicable as of the date of this Prospectus. It should be noted that the law may change following the issuance of this Prospectus and that such changes may have retroactive effect.

The material German tax principles of purchasing, owning and transferring of shares are described in the following. This discussion is intended only as a descriptive summary and does not purport to be a comprehensive or complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of shares. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below. This summary does not refer to any foreign account tax compliance act (FATCA) aspects.

Shareholders are advised to consult their own tax advisers with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a relief of withholding tax on dividends and on capital gains (Kapitalertragsteuer) and with respect to the influence of double tax treaty provisions, as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction. For German tax purposes, a shareholder may include an individual who or an entity that does not have the legal title to the shares, but to whom nevertheless the shares are attributed, based either on such individual or entity owning a beneficial interest in the shares or based on specific statutory provisions.

This summary does not constitute a legal opinion or tax advice. Potential purchasers of the Company’s shares are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares in light of their particular circumstances.

Taxation of dividends

Withholding tax on dividends

Dividends distributed from a company to its shareholders are subject to withholding tax, subject to certain exemptions (for example, repayments of capital from the tax equity account (steuerliches Einlagekonto)), as the case may be. The withholding tax rate is 25% plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon (in total 26.375%) of the gross dividend approved by the ordinary shareholders’ meeting. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- und Finanzdienstleistungsinstitut), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank (which is referred to as the “Dividend Paying Agent”). In case the shares are not held in collective deposit with a Dividend Paying Agent, the Company is responsible for withholding and remitting the tax to the competent tax office.

In principle, such withholding tax is levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.

In the case of dividends distributed to a company within the meaning of Art. 2 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (“EU Parent Subsidiary Directive”) domiciled in another Member

State of the European Union, an exemption from withholding tax will be granted upon request if further prerequisites are satisfied (Freistellung im Steuerabzugsverfahren). This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in the Company is effectively connected with this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of the Company of at least 10 % for at least one year. In certain other cases, companies domiciled in another European Union or European Economic Area Member State may be entitled to a refund of withholding tax, although the minimum holding requirements of the EU Parent Subsidiary Directive are not met.

The withholding tax on distributions to other foreign resident shareholders is reduced in accordance with a double taxation treaty if Germany has concluded such double taxation treaty with the country of residence of the shareholder and if the shareholder does not hold his shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. The reduction of the withholding tax should be procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the tax rate set forth in the applicable double taxation treaty (15% unless further qualifications are met) is refunded by the German tax administration upon request (Federal Central Office for Taxes (Bundeszentralamt für Steuern), main office in Bonn-Beuel, An der Küppe 1, D-53225 Bonn).

In the case of dividends received by corporations whose statutory seat and effective place of management are not located in Germany and who are therefore not tax resident in Germany, two-fifths of the withholding tax deducted and remitted should be refunded in principle without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a double taxation treaty or if no double taxation treaty has been concluded between the state of residence of the shareholder.

In order to receive a refund pursuant to a double taxation treaty or the aforementioned option for foreign corporations, the shareholder has to submit a completed form for refund (available at the Federal Central Office for Taxes (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that withheld the tax.

The exemption from withholding tax in accordance with the EU Parent Subsidiary Directive or a double tax treaty and the aforementioned options for a refund of the withholding tax (with or without protection under a double taxation treaty) depend on whether certain additional prerequisites (in particular so-called substance requirements) are fulfilled. The applicable withholding tax relief will only be granted if the preconditions of the German anti avoidance rules (so called Directive Override or Treaty Override), in particular Section 50d paragraph 3 German Income Tax Act (Einkommensteuergesetz) are fulfilled.

The aforementioned reductions of (or exemptions from) withholding tax are further restricted if (i) the applicable double taxation treaty provides for a tax reduction resulting in an applicable tax rate of less than 15 % and (ii) the shareholder is not a corporation that directly holds at least 10 % in the equity capital of the Company and is subject to tax on its income and profits in its state of residence without being exempt. In this case, the reduction of (or exemption from) withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70 % of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged, and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. However, these further prerequisites do not apply if the shareholder has been the beneficial owner of the shares in the Company for at least one uninterrupted year upon receipt of the dividends.

For individual or corporate shareholders tax resident outside Germany not holding the shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, the remaining and paid withholding tax (if any) should be final (i.e. not refundable) and, in principle, settles the shareholder's limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (that are, for example, shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their shares as business assets, as well as for shareholders tax resident outside of Germany holding their shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) should be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability is refunded. For individual shareholders tax resident in Germany holding the Company’s shares as private assets, the withholding tax is, in principle, a final tax (Abgeltungsteuer), subject to certain exceptions, as described in the following section.

Pursuant to special rules on the restriction of withholding tax credit, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged, and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent the fulfillment of all of the three prerequisites, three fifths of the withholding tax imposed on the dividends must not be credited against the shareholder's (corporate) income tax liability, but may, upon application, be deducted from the shareholder's tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the shares in the Company for at least one uninterrupted year upon receipt of the dividends.

Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as private assets

For individual shareholders (individuals) resident in Germany holding the Company’s shares as private assets, dividends are subject to a flat rate tax which is in principle satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and, as the case may be, church tax. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is in general satisfied by the withholding tax withheld by the Dividend Paying Agent. However, there are certain exceptions, according to which the final withholding tax is not applicable. Inter alia, if the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder may opt for taxation at his individual personal income tax rate. In that case, the final withholding tax will be credited against the income tax. However, pursuant to the German tax authorities and a court ruling, private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income, different views are taken by scholars in this respect. The option may be exercised only for all capital income from capital investments received in the relevant assessment period uniformly and married couples as well as partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Exceptions from the flat rate tax (satisfied by withholding at source) (Abgeltungsteuer) may apply—that is, only upon application—for shareholders who have a shareholding of at least 25% in a company and for shareholders who have a shareholding of at least 1% in the Company and work for a company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets (see below “—Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets—Sole proprietors”).

Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets

If a shareholder holds the Company’s shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Corporations

Dividend income of corporate shareholders should be exempt from corporate income tax, provided that the incorporated entity holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of the Company which a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax; i.e. tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax deductible.

For trade tax purposes the entire dividend income is subject to trade tax (i.e. the tax exempt dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum).

If the shareholding is below 10% in the share capital, dividends should be taxable at the applicable corporate income tax rate of 15% plus 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the municipalities the corporate shareholder resides in).

Special regulations may apply which may abolish the 95% tax exemption, if the Company’s shares are held by a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund.

Sole proprietors

For sole proprietors (individuals) resident in Germany holding shares as business assets dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his /her individual personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant assessment period. The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, may partly or entirely be credited against the shareholder’s personal income tax liability.

Partnerships

In case shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax. In this regard, corporate income tax or personal income tax (and church tax, if applicable) as well as solidarity surcharge are levied only at the level of the partner with respect to their relevant part of the profit and depending on their individual circumstances.

If the partner is a corporation, the dividend income will be subject to corporate income tax plus solidarity surcharge (see “—Corporations”).

If the partner is a sole proprietor (individual), the dividend income will be subject to the partial income rule (see “—Sole proprietors”).

The dividend income is subject to trade tax at the level of the partnership (provided that the partnership is liable to trade tax), unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period, in which case the dividend income is exempt from trade tax. However, if and to the extent a corporation is partner, the tax base is only reduced to 5%.

If a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership may partly or entirely be credited against the partner’s personal income tax liability.

In case of a corporation being a partner, special regulations will apply with respect to credit institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act (Kreditwesengesetz) or life insurance companies, health insurance companies or pension funds.

Thus, the actual trade tax charge, if any, at the level of the partnership depends on the shareholding quota of the partnership and the nature of the partners (e.g. individual or corporation).

Taxation of dividend income of shareholders tax resident outside of Germany

For foreign individual or corporate shareholders tax resident outside of Germany not holding the shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a double tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and, in principle, settles the shareholder's limited tax liability in Germany. In some cases, the shareholder is entitled to apply for a withholding tax refund or exemption.

In contrast, individual or corporate shareholders tax resident outside of Germany holding the Company’s shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany are subject to the same rules as applicable (and described above) to shareholders resident in Germany holding the shares as business assets. The withholding tax withheld (including solidarity surcharge) is credited against the shareholder’s personal income tax or corporate income tax liability in Germany.

Taxation of capital gains

Withholding tax on capital gains

Capital gains realized on the disposal of shares are only subject to withholding tax in certain limited cases and if a German branch of a German or foreign credit or financial institution, a German securities trading Company or a German securities trading bank stores or administrates or carries out the sale of the shares and pays or credits the capital gains. In those cases the institution (and not the company) is required to deduct the withholding tax at the time of payment for the account of the shareholder and has to pay the withholding tax to the competent tax authority. In case the shares in InflaRx N.V. are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German permanent establishment or (ii) in case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of (i), the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (Gläubiger) that the capital gains are exempt from withholding tax. The respective notification has to be filed by using the officially prescribed form.

Taxation of capital gains realized by shareholders tax resident in Germany holding shares as private assets

For individual shareholders (natural persons) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are in principle subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and, as the case may be, church tax. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer- Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

There are certain exceptions according to which the final withholding tax is not applicable. Among other things, if the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate the private shareholder may opt for taxation at his individual personal income tax rate. In that case, the withholding tax (including solidarity surcharge) withheld will be credited against the income tax. However, pursuant to the German tax authorities the private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income, different views are taken by scholars in this respect. The option may be exercised only for all capital income from capital investments received in the relevant assessment period uniformly and married couples as well as for partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Capital losses arising from the sale of the shares may only be offset against other capital gains resulting from the disposition of the shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the sale of shares in stock corporations in future years.

The final withholding tax will not apply if the seller of the shares or in case of gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the Company’s registered share capital at any time during the five years prior to the disposal. In that case capital gains are subject to the partial income rule. Accordingly, only (i) 60% of the capital gains will be taxed at his individual personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge) will be credited against the shareholder’s personal income tax liability in Germany.

Taxation of capital gains realized by shareholders tax resident in Germany holding the Company’s shares as business assets

If a shareholder holds shares as business assets, the taxation of capital gains realized on the disposal of such shares depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership:

Corporations

Capital gains realized on the disposal of shares by a corporate shareholder are in principle exempt from corporate income tax and trade tax. However, 5% of the tax exempt capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax; i.e. tax exemption of 95%. Business expenses incurred in connection with the capital gains are entirely tax deductible.

Investors should note that there is a political discussion pending pursuant to which a capital gain derived by a corporate shareholder from the disposal of shares shall no longer be effectively 95% exempt from corporate income tax (and solidarity surcharge) and trade tax if the corporate shareholder holds less than 10% in the registered share capital of a company. At the time of this Prospectus, details have not yet been made available.

Capital losses incurred upon the disposal of shares or other impairments of the share value are not tax deductible. A reduction of profit is also defined as any losses incurred in connection with a loan or security in the event the loan or the security is granted by a shareholder or by a related party thereto or by a third person with the right of recourse against the before mentioned persons and the shareholder holds directly or indirectly more than 25% of the company’s registered share capital.

Special regulations may apply, if the shares are held by a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund.

Sole proprietors

If the shares are held by a sole proprietor, capital gains realized on the disposal of the shares are subject to the partial income rule. Accordingly, only (i) 60% of the capital gains will be taxed at his /her individual personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz). The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, may partly or entirely be credited against the shareholder’s personal income tax liability.

Partnerships

In case the shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax (and church tax) since partnerships qualify as transparent for German tax purposes. In this regard, corporate income tax or personal income tax as well as solidarity surcharge (and church tax, if applicable) are levied only at the level of the partner with respect to their relevant part of the profit and depending on their individual circumstances.

If the partner is a corporation, the capital gains will be subject to corporate income tax plus solidarity surcharge (see “—Corporations”). Trade tax will be levied additionally at the level of the partner insofar as the relevant profit of the partnership is not subject to trade tax at the level of the partnership. However, with respect to both corporate income and trade tax, the 95%-exemption rule as described above should apply.

If the partner is a sole proprietor (individual), the capital gains are subject to the partial income rule (see “—Sole proprietors”).

In addition, if the partnership is liable to trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership may partly or entirely be credited against the partner’s personal income tax liability.

With regard to corporate partners, special regulations may apply if they are credit institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act or life insurance companies, health insurance companies or pension funds.

Taxation of capital gains realized by shareholders tax resident outside of Germany

Capital gains realized on the disposal of the shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the Company’s shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly at least 1% of the company's shares capital at any time during a five years period prior to the disposal. In this case, in principle, capital gains are subject to the same rules as described above for shareholders resident in Germany.

However, except for the cases referred to in (i) above, some of the double tax treaties concluded with Germany provide for a full exemption from German taxation.

Inheritance and gift tax

The transfer of the Company’s shares to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if

(i)	the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany at the time of the transfer, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or

(ii)	(irrespective of the personal circumstances) the shares are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or

(iii)	(irrespective of the personal circumstances) at least 10% of the shares are held directly or indirectly by the decedent or person making the gift, himself or together with a related party in terms of Section 6 Foreign Tax Act.

Special regulations may apply to certain German citizens who maintain neither a residence nor their domicile in Germany and to former German citizens. The few double tax treaties on inheritance and gift tax which Germany has entered into provide that German inheritance and gift tax is levied only in case (i) and, with certain restrictions, in case (ii).

Other taxes

No German capital transfer tax (Kapitalverkehrsteuer), value added tax (Umsatzsteuer), stamp duty (Stempelgebühr) or similar taxes are levied when acquiring, holding or transferring the Company’s shares. However, in case of certain conditions being met, entrepreneurs may opt for value added tax on a transaction that would normally be tax exempt. Net wealth tax (Vermögensteuer) is currently not levied in Germany.

On January 22, 2013, the Council of the European Union approved the resolution of the ministers of finance from eleven EU member states (including Germany) to introduce Financial Transaction Tax ("FTT") within the framework of enhanced cooperation. On February 14, 2013, the European Commission accepted the proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a financial tax of 0.1% (0.01% for derivates) on the purchase and sale of financial instruments.

A joint statement issued by ten of the eleven participating EU member states in October 2016 reaffirmed the intention to introduce FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the European Commission's proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating Member States and is subject to political discussion. It may therefore be altered prior to the implementation, the timing of which remains unclear. Additional EU member states may decide to participate. Prospective holders of the shares are advised to seek their own professional advice in relation to FTT.

Shares Eligible for Future Sale

Prior to this offering, no public market existed for our common shares. Future sales of our common shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of common shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of                       , upon the closing of this offering, after giving effect to the corporate reorganization and assuming no exercise of outstanding options or of the underwriters’ option to purchase additional shares to cover overallotments,                    common shares will be outstanding. All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining              common shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act or another available exemption.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the common shares that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	none of the existing restricted shares will be eligible for immediate sale upon the completion of this offering; and

•	restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, non-affiliate persons who have beneficially owned restricted common shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates (subject to certain exceptions);

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of common shares then outstanding, which will equal approximately shares immediately after the completion of this offering based on the number of shares outstanding as of ; or

•	the average weekly trading volume of our common shares on the stock exchange on which our shares are listed during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 registration statements

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all common shares subject to outstanding options and common shares issued or issuable under our 2016 Plan and 2017 Plan. We expect to file the registration statement covering shares offered pursuant to our plans as soon as practicable after the closing of this offering, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.

Lock-up agreements

Our directors, executive officers and certain of our significant shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of certain of the underwriters. See “Underwriting.”

Underwriting

We are offering the common shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Leerink Partners LLC and BMO Capital Markets Corp. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC
Leerink Partners LLC
BMO Capital Markets Corp.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. Any such dealers may resell common shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial offering of the common shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of common shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an overallotment option to buy up to            additional common shares from us to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any common shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the common shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ overallotment option to purchase additional shares.

	Without exercise of overallotment option to purchase additional shares	With full exercise of overallotment option to purchase additional shares exercise

Per Share	$	$

Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $          , which includes the amounts for which we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the common shares to be sold in the offering by us and any common shares issued upon the exercise of options granted under our existing share-based compensation plans.

Our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any common shares or any security convertible into or exercisable or exchangeable for our common shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to have our common shares approved for listing on the Nasdaq Stock Market under the symbol “IFRX”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the  Nasdaq Stock Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of common shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive and each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.”

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in the Netherlands

No offer of common shares, which are the subject of the offering contemplated by this prospectus, has been made or will be made to the public in the Netherlands, unless in reliance on Article 3(2) of the Prospectus Directive and provided:

A.	such offer is made exclusively to persons or entities which are qualified investors (gekwalificeerde beleggers) as defined in Article 2(1)(e) of the Prospectus Directive; or

B.	standard exemption logo and wording are disclosed as required by article 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht, or the FSA); or

C.	such offer is otherwise made in circumstances in which article 5:20(5) of the FSA is not applicable.

Notice to prospective investors in Germany

No offer of shares, which are the subject of the offering contemplated by this prospectus, has been made or will be made in Germany, unless in reliance on section 3(2) of the German Securities Prospectus Act (Wertpapierprospektgesetz) if such offer is made exclusively to persons or entities which are qualified investors (qualifizierte Anleger) as defined in section 2 No. 6 of the German Securities Prospectus Act or, to fewer than 150 natural or legal persons (other than qualified investors). This document does not constitute a securities prospectus within the meaning of Article 5 para. 3 of Directive 2003/71/EC of the European Parliament and the Council of 4

November 2003 (as amended, inter alia, by Directive 2010/73/EU); it has not been and will not be submitted for approval to the German Financial Services Supervisory Authority.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Expenses Of The Offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

EXPENSES	AMOUNT
U.S. Securities and Exchange Commission registration fee
Stock exchange listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

Legal Matters

The validity of the issuance of the common shares and certain other matters of Dutch law will be passed upon for us by NautaDutilh N.V. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Goodwin Procter LLP, New York, New York is U.S. federal and New York State law counsel for the underwriters in connection with this offering. Certain legal matters with respect to Dutch law in connection with this offering will be passed upon for the underwriters by Loyens & Loeff N.V.

Experts

The statement of financial position of Fireman B.V. as of June 23, 2017 has been included herein in reliance upon the report of KPMG AG Wirtschaftsprüfungsgesellschaft, Leipzig, Germany, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

The consolidated financial statements of InflaRx GmbH as of December 31, 2015 and 2016 and for each of the years in the two-year period ended December 31, 2016 have been included herein in reliance upon the report of KPMG AG Wirtschaftsprüfungsgesellschaft, Leipzig, Germany, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Enforcement of Judgments

We are a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands and our headquarters is located in Germany. Substantially all of our assets are located outside the United States. The majority of our executive officers and directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands.

This court will have discretion to attach such weight to the judgment rendered by the relevant U.S. court as it deems appropriate. Under current practice, the courts of the Netherlands may be expected to render a judgment in accordance with the judgment of the relevant foreign court, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch companies or Dutch company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation with the principles of proper procedure (behoorlijke rechtspleging), (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is recognizable in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code. If no leave to enforce is granted, claimants must litigate the claim again before a Dutch competent court.

Dutch civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Dutch law.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

In addition, actions brought in a German court against us, our directors, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our directors, our senior management and the experts named in this prospectus.

Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. We will file a Form 20-F annual report with the SEC within four months following the end of our fiscal year. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders that are not made available on the SEC’s website. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Report of Independent Registered Public Accounting Firm

The Board of Directors

InflaRx GmbH.

We have audited the accompanying consolidated statements of financial position of InflaRx GmbH and subsidiary (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of InflaRx GmbH at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting standards, as issued by the International Accounting Standards Board.

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

Leipzig, Germany

June 23, 2017

InflaRx GmbH

Consolidated statements of comprehensive loss

	Note*	2015	2016
(in € thousand)
Other income and expenses (net)	4	134	231
Research and development expenses	5	(3,478)	(5,278)
General and administrative expenses	6	(438)	(1,844)
Loss before interest and income taxes		(3,782)	(6,891)
Finance income		5	1
Finance costs		(1,140)	(2,049)
Finance costs (net)	8	(1,135)	(2,048)
Loss before income taxes		(4,917)	(8,939)
Income taxes	9	0	0
Loss for the period		(4,917)	(8,939)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		2	1
Other comprehensive income for the period		2	1
Total comprehensive loss		(4,915)	(8,938)

Loss per common share (basic and diluted)	12	(175)	(318)

* The notes are an integral part of these consolidated financial statements.

InflaRx GmbH

Consolidated statements of financial position

		As of
(in € thousand)	Note*	December 31, 2015	December 31, 2016
ASSETS

Non-current assets
Intangible assets		7	5
Laboratory and office equipment		109	131
Financial assets		1	1
Total non-current assets		117	137

Current assets
Other assets	10	167	264
Cash and cash equivalents	11	3,302	29,117
Total current assets		3,469	29,381

Total assets		3,586	29,518

EQUITY AND LIABILITIES

Equity
Issued capital		31	31
Other reserves	13	816	1,685
Accumulated deficit		(18,116)	(27,055)
Own shares		(350)	(350)
Total equity	12	(17,619)	(25,689)

Non-current liabilities
Preferred shares	14	20,744	53,440
Deferred income		23	19
Provisions		2	2
Total non-current liabilities		20,769	53,461

Current liabilities
Trade payables		370	1,534
Other liabilities		66	212
Total current liabilities		436	1,746

Total equity and liabilities		3,586	29,518

* The notes are an integral part of these consolidated financial statements.

InflaRx GmbH

Consolidated statements of changes in equity

	Other reserves
(in € thousand)	Note*	Issued capital	currency translation	share based payments	Accumulated deficit	Own shares	Total equity

Balance as of January 1, 2015		31	7	565	(13,199)	(350)	(12,946)

Comprehensive loss
Loss for the period		0	0	0	(4,917)	0	(4,917)
Other comprehensive income
Exchange differences on translating foreign operations		0	2	0	0	0	2
Total comprehensive loss		0	2	0	(4,917)	0	(4,915)
Recognition of equity-settled share-based payments	13	0	0	242	0	0	242

Balance as of December 31, 2015 / January 1, 2016	12	31	9	807	(18,116)	(350)	(17,619)

Comprehensive loss
Loss for the period		0	0	0	(8,939)	0	(8,939)
Other comprehensive income
Exchange differences on translating foreign operations		0	1	0	0	0	1
Total comprehensive loss		0	1	0	(8,939)	0	(8,938)

Recognition of equity-settled share-based payments	13	0	0	868	0	0	868
Balance as of December 31, 2016	13	31	10	1,675	(27,055)	(350)	(25,689)

* The notes are an integral part of these consolidated financial statements.

InflaRx GmbH

Consolidated statements of cash flows

(in € thousand)	Note*	2015	2016

Cash flow from operating activities
Loss for the period		(4,917)	(8,939)
Adjustments for the period:
– Depreciation and amortization		40	33
– Expenses recognized in respect of equity-settled share-based payments	13	243	868
– Finance costs (net)	8	1,051	2,048
		(3,583)	(5,990)
Change in other assets	10	(119)	(97)
Change in trade and other payables and deferred income		389	1,306
Interest paid (received)		5	(212)
Net cash used in operating activities		(3,308)	(4,993)

Cash flow from investing activities
Purchase of intangible assets		(2)	(4)
Purchase of leasehold improvements and equipment		(11)	(49)
Net cash used in investing activities		(13)	(53)

Cash flow from financing activities
Proceeds from issuance of preferred shares	14	0	30,993
Share issue costs paid	14	0	(133)
Net cash generated from financing activities		0	30,860

Net changes to cash and cash equivalents		(3,321)	25,814
Cash and cash equivalents at the beginning of the year	11	6,622	3,302
Exchange gains on cash and cash equivalents		1	1
Cash and cash equivalents at the end of the year	11	3,302	29,117

 * The notes are an integral part of these consolidated financial statements.

InflaRx GmbH

Notes to the consolidated financial statements

(1)	Reporting entity

InflaRx GmbH (in the following “InflaRx” or the “Company”) is a German private limited liability company formed in 2007 and is registered in the Commercial Register of the Jena local court HRB 502149. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany.

InflaRx is a clinical-stage biopharmaceutical company focused on applying its proprietary technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

The consolidated financial statements of InflaRx comprise the Company and its wholly owned subsidiary, InflaRx Inc., Ann Arbor, Michigan,USA (together, the “Group”).

(2)	Basis for preparing the consolidated financial statements

a)	Statement of compliance

The consolidated financial statements of InflaRx GmbH have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issuance by management on June 23, 2017.

b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial assets and share-based payments that are measured at fair value, as required by IFRS. The Group did not opt to designate the outstanding preferred shares at fair value through profit or loss.

The assets and liabilities included in the consolidated financial statements are recognized and measured in accordance with the accounting policies and valuation methods described below.

c)	Consolidation

The Company controls an entity when it has power over the investee, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A subsidiary is consolidated from the date on which control is transferred to the Company. It is deconsolidated from the date control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated.

d)	Functional and presentation currency

These consolidated financial statements and the related notes are presented in thousands of Euro, which is also InflaRx GmbH’s functional currency.

(3)	Accounting policies and valuation methods

The accounting policies and valuation methods set out below have been applied consistently to all periods presented in these consolidated financial statements.

a)	Current and non-current distinction

InflaRx presents current and non-current assets and current and non-current liabilities as separate classifications in the statement of financial position. InflaRx classifies all investments in financial instruments held for trading or available-for-sale and assets expected to be recovered or liabilities to be settled within twelve months after the reporting period as current and all other amounts as non-current.

b)	Foreign currency translation

Transactions in a foreign currency are initially translated into the respective functional currency using the spot rate prevailing on the date of the relevant transaction. Monetary items which are not denominated in the functional currency are subsequently translated using the rate applicable at the end of the period. The resulting currency gains and losses are recognized directly in profit or loss.

The assets and liabilities of InflaRx Inc. whose functional currency is the U.S. Dollar are translated using the spot rate at the end of the period into the reporting currency (Euro). Expenses and income are translated using the rates on the date of the relevant transaction. All cumulative differences resulting from the currency translation of the shareholders’ equity of InflaRx Inc. are recognized in other reserves.

The following exchange rates have been applied:

	2015		2016
	Average exchange rate	Exchange rate at the end of period	Average exchange rate	Exchange rate at the end of period

U.S. Dollar	1.1095	1.0887	1.1069	1.0541

c)	Notes to the cash flow statement

The cash flow statement has been prepared using the indirect method for cash flows from operating activities. The cash disclosed in the cash flow statement is comprised of cash and cash equivalents. Cash comprises cash on hand and demand deposits. Cash equivalents are short-term bank deposits and money market investment funds and are not subject to a significant risk of changes in value. Interest paid and received is included in the cash from operating activities.

d)	Research and development

Research expenses are recognized as expense when they are incurred. They comprise third-party services, wages and salaries, cost of materials, relevant depreciation of equipment and amortization of intangibles as well as overhead.

Development expenses must be capitalized if the criteria of IAS 38 are met. In the periods presented, no development expenses were capitalized because management does not believe all the recognition criteria of IAS 38 had been met. This assessment is due to the general uncertainties in drug development and the unpredictability of regulatory requirements.

Intellectual property-related expenses for patents are part of the expenditure for research and development projects. Therefore, registration expenses for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

e)	Employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under a short-term cash bonus, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based payment transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognized as a non-current liability, with a corresponding increase in equity, over the vesting period of the awards. At each balance sheet date, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet any related service and non-market performance conditions at the vesting date. For share-based payment awards with non-market vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

f)	Government grants

The Group receives certain government grants that support its research efforts in defined projects. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. Government grants relating to costs are deferred and recognized in the consolidated statement of comprehensive loss over the period corresponding to the incurrence of costs they are intended to compensate.

Government grants whose primary condition is that the Group purchase non-current assets are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

When the cash in relation to recognized government grants is not yet received the amount is included as a receivable on the statement of financial position.

The Group recognizes income from government grants under ‘other income and expenses (net)’ in the consolidated statement of profit or loss and other comprehensive income.

g)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

h)	Finance income and finance costs

Finance income is derived from interest-bearing financial assets, including cash equivalents. Interest income is recognized as it accrues using the effective interest method.

Finance costs comprise interest expense on preferred shares (see note 14).

i)	Intangible assets

Intangible assets mainly comprise acquired technology licenses and software. Intangible assets are initially measured at acquisition cost, including any directly attributable costs of preparing the asset for its intended use less accumulated amortization. Amortization begins when an asset is available for use and amortization is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives, as follows:

•	Technology licenses: 8 years

•	Software: 3 years

The Group only owns intangible assets with a definite useful life.

The useful lives of intangible assets are reviewed at each reporting date. The effect of any adjustment to useful lives is recognized prospectively as a change of accounting estimate.

j)	Laboratory and office equipment

Laboratory and office equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

All repairs and maintenance are charged to profit or loss during the financial period in which they are incurred, because they do not constitute a separate asset.

Depreciation on leasehold improvements and equipment is calculated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

•	Laboratory equipment: 3 to 23 years

•	Office equipment: 1 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other income and expenses (net)’ in the consolidated statement of profit or loss and other comprehensive income.

k)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Cash and cash equivalents comprise cash balances, investments in money-market funds and bank deposits with original maturities of three months or less.

The investments in money-market funds that are traded in an active market or can be reedeemed are classified as held for trading. These investments are stated at fair value at the end of each reporting period, and the difference from the prior reporting period is recongized through profit or loss.

Financial liabilities

The Group’s financial liabilities comprise trade and other payables and preferred shares. The Group initially recognizes non-derivative financial liabilities on the date that they are originated and measures them at amortized cost using the effective interest rate method. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

l)	Income taxes

Income taxes comprise current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences associated with assets and liabilities if the transaction which led to their initial recognition is a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are presented net if there is a legally enforceable right to offset.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Due to its stage of development, the Company does not report deferred tax assets on its statement of financial position.

m)	Fair Value Measurement

All assets and liabilities for which fair value is recognized in the consolidated financial statements are organized in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (as prices) or indirectly (derived from prices).

•	Level 3 – Inputs for instruments that are not based on observable market data (unobservable inputs).

The carrying amount of all financial instruments other than preferred shares (see note 14) approximates their fair value.

n)	Critical judgments and account estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these financial statements, the critical judgments made by management in applying the Group's accounting policies involve the determination of the grant date fair value of share-based payment awards (see note 13) and the classification and measurement of preferred shares (see note 14).

o)	New standards and interpretations applied for the first time

A number of amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2016, and have been applied in preparing these financial statements.

Standard/Interpretation	Effective date[1]

Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IAS 16, 38 Clarification of acceptable methods of depreciation and amortization	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016

Amendments to IFRS 10, 12 and IAS 28 Investment Entities	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

1 Shall apply for periods beginning on or after shown in the effective date column.

None of these amendments to standards and new or amended interpretations had a significant effect on the consolidated financial statements of the Group.

p)	New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2016, and have not yet been applied in preparing these consolidated financial statements.

Standard/Interpretation	Effective date[1]

IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
Amendments to IAS 7 Disclosure Initiative	January 1, 2017
IFRS 16 Leases	January 1, 2019
Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Annual Improvements to IFRSs 2014-2016 Cycle	January 1, 2018

1 Shall apply for periods beginning on or after shown in the effective date column.

The Group is assessing the potential impact that IFRS 9 or 16 could have on its consolidated financial statements. The other new or amended standards and interpretations are not expected to have a significant effect on the consolidated financial statements of the Group.

InflaRx GmbH

Notes to the consolidated statements of comprehensive loss

(4)	Other income and expenses - net

(in € thousand)	2015	2016

Government grants	123	222
Others	18	16
Other income	141	238

Charitable donations	(3)	(5)
Others	(4)	(2)
Other expenses	(7)	(7)
Other income and expenses, net	134	231

(5)	Research and development expenses

(in € thousand)	2015	2016

Third-party services	1,960	3,757
Personnel expenses	1,153	1,293
Legal and consulting fees	77	95
Cost of materials	52	27
Amortisation and depreciation	40	34
Other expenses	196	72
Research and development expenses	3,478	5,278

In 2016, personnel expenses include expenses for equity-settled share-based payments of k€ 294 (2015: k€ 144).

(6)	General and administrative expenses

(in € thousand)	2015	2016

Personnel expenses	309	1,134
Legal, consulting and audit fees	86	394
Other expenses	43	316
General and administrative expenses	438	1,844

In 2016, personnel expenses include expenses for equity-settled share-based payments of k€ 575 (2015: k€ 98).

(7)	Employee benefits

The following table shows the items of employee benefits:

(in € thousand)	2015	2016

Wages and salaries	1,124	1,468
Share-based payment expenses	242	868
Social security expenses	96	126
Employee benefits	1,462	2,462

(8)	Finance costs (net)

Finance costs (net) comprise the following items:

(in € thousand)	2015	2016

Finance income	5	1
Interest on preferred shares	(1,056)	(1,836)
Cost of issuing preferred shares	(84)	(193)
Other finance costs	0	(20)
Finance costs	(1,140)	(2,049)
Finance costs (net)	(1,135)	(2,048)

(9)	Income taxes

The Group did not incur any material income tax. As of December 31, 2016 and 2015, temporary differences resulting from tax loss carryforwards or share-based payments have not been recognized as deferred tax assets as no sufficient probable future taxable profits or offsetting deferred tax liabilities are available.

A reconciliation between current income taxes recognized in profit or loss and the product of loss before tax multiplied by the Company's applicable tax rate is presented below:

(in € thousand)	2015	2016

Loss before taxes	(4,917)	(8,939)
Tax benefits at tax rate of 30.53%	1,501	2,729
Tax losses for which no deferred income tax asset was recognized	(1,501)	(2,729)
Taxes	0	0

In Germany, the Company has tax losses carried forward of € 19,200 (2015: € 12,900) for corporate income tax and trade tax purposes that are available indefinitely for offset against future taxable profits of that entity. Restrictions on the utilization of tax losses were mitigated through Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz). According to the provisions of this Act unused tax losses of a corporation as at the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the

Company. Deferred tax assets have not been recognized in respect of these losses as no sufficient taxable profits of the Company are expected.

InflaRx GmbH

Notes to the consolidated statements of financial position

(10)	Other assets

(in € thousand)	December 31, 2015	December 31, 2016
VAT receivables	60	130
Government grant receivables	68	90
Prepaid expenses	28	31
Others	11	13
Other assets	167	264

(11)	Cash and cash equivalents

The Group’s cash and cash equivalents comprise deposits held at banks of €1,120 (2015: €3,302) as well as money market funds in the amount of €27,997 (2015: €0).

(12)	Equity

Issued capital

InflaRx GmbH was established with an issued capital of € 25, divided into 25,000 shares with a nominal value of € 1 each. Subsequently, the issued capital was increased to € 31.

Other reserves – currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Own shares

InflaRx GmbH holds 2,803 of its own shares at December 31, 2016 and 2015.

Authorized capital

Based on shareholders’ resolutions management is authorized to increase the Company’s issued capital by up to € 16 through the issuance of new shares, including preference shares that are reported as financial liabilities, through October 26, 2021.

(13)	Share-based payments

2016 Plan

InflaRx GmbH established an equity-settled share-based payment program in 2016 (the “2016 Plan”). Pursuant to the 2016 Plan, the Company has granted to its managing directors, certain executive officers and key employees options to acquire common shares. Each option grant vests on a graded pattern over a period of 36 months following the initial grant date, with one-twelfth of the options within such grant vesting every three months during the total vesting period. However, the vesting of options will automatically accelerate upon the occurrence of certain events such as an initial public offering or an exit event, as defined in the terms of the preferred shares (see note 14).

InflaRx GmbH is a private company with no active market for its shares. Therefore, the determination of fair value at the grant dates of our share-based payment awards requires significant judgment and involves the use of unobservable inputs that are defined as level 3 inputs in IFRS 13.

The fair value of stock options granted under the 2016 Plan has been measured using a hybrid method which considers the value of InflaRx as a whole and allocates it to the common shares and the various tranches of preferred shares under an option-pricing model, taking into account the probabilities of various scenarios such as an initial public offering or a future sale of the Company. The inputs used in the measurement of the fair values at grant date of the awards granted under the 2016 Plan were as follows.

Fair value of stock option in €	212
Fair value of common share in €	431
Exercise price in €	656
Volatility (weighted average)	63%
Expected life (range)	4.25 to 7 years
Dividend yield	-
Risk-free rate (range)	-0.33 to 0.17%

Expected volatility was based on an evaluation of the historical and implied volatility of a peer group of companies. The range of outcomes for the expected life of the instruments was based on expectations of option holder behavior in the scenarios considered.

The number of share options under the 2016 Plan were as follows:

Granted in 2016	11,223
Forfeited	-
Outstanding at December 31, 2016	11,223
Vested at December 31, 2016	0

Other share-based awards

In 2016, InflaRx also established a share-based payment plan for its nonexecutive board members (the “Board Plan”) and granted 484 shares of common stock. Grants under the Board Plan are not subject to service or performance conditions.

In prior years, InflaRx had granted to its managing directors and certain executive officers options to purchase common shares for a nominal price (the “2012 Plan”). Vesting of the awards for 5,114 common shares issued in 2012 was subject to non-market performance conditions comprising the achievement of milestones of development projects. All such awards were vested at December 31, 2016. Options to acquire 974 shares issued after 2012 to key employees required the completion of an initial public offering or other exit event as a vesting condition, which was waived in 2016, resulting in vesting of all such options.

In 2016 and 2015, compensation expenses of k€868 and k€242 were recognized in aggregate for share-based payment awards.

None of the share-based payments awards were dilutive in determining earnings per share due to the loss situation of the Company.

(14)	Preferred shares

The Company has issued voting preferred shares for cash to investors in several financing rounds to fund its development activities. The preferred shares do not contain a redemption feature. The preferred shareholders are entitled to a disproportionate share of the net assets of the Company in case of certain “exit events.” These exit events include the insolvency, dissolution or liquidation of the Company, a sale of at least 50% of the shares or total assets of the Company, a merger or take-over or any other event pursuant to which the current shareholders own less than a majority of the voting rights in the Company or the combined entities or a reverse takeover by way of a share swap or merger. Upon the occurrence of an exit event, the preferred shares are entitled, prior to and in preference to the holders of common shares, to unpaid accreted dividends of 8% per annum on the issue price of the Series A preferred shares (6% p.a. on Series B and C preferred shares). Any net assets of the Company remaining after the preference is paid shall be distributed pro rata to each share of common or preferred. If the proceeds are not sufficient for the preference payments, then the entire proceeds from the event shall be distributed among the holders of preferred shares.

In the third quarter of 2016, the Company issued 47,246 Series C preferred shares for cash contributions of €30,993. The carrying amount of the preferred shares at a certain date is determined as the amortized cost using the effective interest rate method based on the contractual cash flows of the instrument. The Company did not elect to recognize the preferred shares at fair value through profit or loss.

Other disclosures

(15)	Contractual obligations and commitments

The table below sets forth the contractual obligations as of December 31, 2016:

(in € thousand)	2016
Within one year	3
Between one and three years	454
Between three and five years	4
More than five years	0
Operating lease obligations	461

Operating lease obligations

Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to leases of office space. The lease term of the Group’s premises in Jena, Germany expires in December 2019. The lease term of the Group’s premises in Munich, Germany expires in December 2018. The lease period is extended automatically until June 30, 2022.

Contingencies

The Group enters into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts are not included in the table above as they provide for termination on notice, and therefore are cancelable contracts and do not include any minimum purchase commitments.

(16)	Related parties

The Group’s key management personnel comprised its managing directors:

•	Professor Niels C. Riedemann – Chief Executive Officer

•	Professor Renfeng Guo – Chief Scientific Officer

•	Mr. Arnd Christ – Chief Financial Officer

•	Mr. Othmar Zenker – Chief Medical Officer

The compensation of key management personnel comprised the following components:

(in € thousand)	2015	2016

Short-term employee benefits	785	604
Share-based payments	242	660
Compensation of key management personnel	1,027	1,264

Remuneration of InflaRx’s managing directors comprises fixed and variable components and share-based payment awards. In addition, the managing directors receive supplementary benefits such as fringe benefits and allowances.

The InflaRx GmbH’s supervisory board comprised the following persons:

•	Nicolas Fulpius (Chairman)

•	Katrin Uschmann

•	Mark Kuebler

•	Lina Ma

The supervisory directors of InflaRx GmbH did not receive compensation for their services on the supervisory board. In 2016, InflaRx granted awards to three directors under the terms of the Board Plan (see note 14) and recorded compensation expense of €208.

In connection with the Series C preferred share financing, certain members of the supervisory board were engaged to assist in sourcing potential new investors. Mr. Kuebler was paid €160 and Mr. Fulpius was paid €72,000 upon the closing of the series C preferred share financing transaction in exchange for their respective introductions of certain investors in the financing transaction

(17)	Financial risk management

Financial risk management objectives and policies

The Group’s principal financial assets comprise short-term deposits at commercial banks with a maturity on inception of three months or less and investments in money-market funds. The main purpose of these financial instruments is to provide funds for the Group's development activities. The Group has some other financial assets and liabilities such as trade and other payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are credit risk and liquidity risk. The measures taken by management to manage each of these risks are summarized below.

Credit risk

The carrying amount of financial assets, including cash and cash equivalents, represents the maximum exposure to counterparty credit risk of € 29,100 (2015: € 33,300).

The cash and cash equivalents are held with banks, which are rated BBB to A based on Standard & Poor’s and Moody’s. The issuer of the money-market funds also has a high credit rating.

Interest rate risk

The group’s interest rate risk arises from its investments and cash equivalents of € 29,100.

As of December 31, 2016, there was no significant interest rate risk, as the interest income obtained in the current market environment was de minimis. However, the introduction of negative interest rates on financial assets by financial institutions might expose the Group to additional interest rate risks in the future.

Foreign currency risk

Foreign exchange risk arises when commercial transactions or recognized assets or liabilities are denominated in a currency that is not an entity’s functional currency. InflaRx GmbH is exposed to the exchange rate between the Euro and the US Dollar (USD).

In 2016, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been € 7 higher/€ 6 lower, mainly as a result of foreign exchange gains/losses on translation of US dollar-denominated expenses.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulties in meeting the obligations which are typically settled by delivering cash. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due.

The Group continually monitors its risk of a shortage of funds using short and mid-term liquidity planning. This takes account of the expected cash flows from all activities. The management team undertakes regular reviews of the budget.

In the third quarter of 2016, InflaRx raised significant funding that it estimates will enable the group to fund operating expenses and capital expenditure requirements in the subsequent years.

The Group expects to require additional funding to continue to advance the development of product candidates In addition, the Group expects to require additional capital to commercialize the products if regulatory approval were received.

Capital management

The primary objective of the Group's capital management is to ensure that it maintains its liquidity in order to finance its development activities and meet its liabilities when due.

The Group manages its capital structure through equity and the issuance of preferred shares to investors.

Report of Independent Registered Public Accounting Firm

The Management Board of

Fireman B.V.:

We have audited the accompanying statement of financial position of Fireman B.V. (the Company) as of June 23, 2017. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial position. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of Fireman B.V. as of June 23, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

Leipzig, Germany

June 23, 2017

Fireman B.V.

Statement of financial position

		As of
(in €)	Note*	June 23, 2017
ASSETS

Current assets
Cash and cash equivalents		0.12
Total current assets		0.12

Total assets		0.12

EQUITY

Equity
Issued capital	3	0.12
Total equity		0.12
Total equity		0.12

* The notes are an integral part of this financial statement.

Fireman B.V.

Notes to the financial statement

(1)	Reporting entity

Fireman B.V. (in the following, “Fireman” or the “Company”) is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) formed on June 6, 2017 with its corporate seat in Amsterdam, The Netherlands, and registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany.

Fireman was formed for the purpose of a corporate reorganization of InflaRx GmbH (the predecessor) in preparation of an initial public offering. Pursuant to the terms of such corporate reorganization that will be completed prior to the consummation of the initial public offering, all of the equity interests in InflaRx GmbH will be exchanged for newly issued common shares of Fireman, and as a result, InflaRx GmbH will become a wholly owned subsidiary of Fireman. Subsequently, Fireman intends to convert its legal form under Dutch law from a private company with limited liability to a public company with limited liability (N.V. or naamloze vennootschap) and to change its name from Fireman B.V. to InflaRx N.V.

(2)	Basis of preparation

a)        Statement of compliance

This financial statement has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

This financial statement was authorized for issuance by the management board on June 23, 2017.

b)       Omission of statements of comprehensive loss, cash-flow and changes in equity

To this date, the Company has not commenced any activities other than those incident to its formation, the contemplated corporate reorganization and the initial public offering. As of June 23, 2017, Fireman was not capitalized. Accordingly, statements of comprehensive income, cash flows and changes in equity have been omitted.

(3)	Equity

The Company has issued one share to its sole shareholder in a nominal amount of €0.12. This amount is fully paid-in.

(4)	Formation expenses

On June 21, 2017, InflaRx GmbH agreed to reimburse Fireman B.V. for all formation expenses and costs related to the contemplated corporate reorganization and preparation of an initial public offering, incurred as of the date of the agreement and in the future.

Common shares

Fireman B.V.

PRELIMINARY PROSPECTUS

                             , 2017

J.P. Morgan

Leerink Partners
BMO Capital Markets

Through and including                         , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers

Our current and former directors (and such other current or former officer or employee as designated by the board of directors) have the benefit of the following indemnification provisions in our Articles of Association:

Indemnified persons shall be reimbursed for:

(a)	any financial losses or damages incurred by such indemnified person;

(b)   any expense reasonably paid or incurred by such indemnified person in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which he becomes involved:

in each case to the extent this relates to his current or former position with the company and/or a group company and in each case to the extent permitted by applicable law.

There shall be no entitlement to reimbursement as referred to above:

(a)	if a competent court or arbitral tribunal has established that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

(b)	to the extent that his financial losses, damages and expenses are covered under an insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so); or

(c)	in relation to proceedings brought by such indemnified person against the company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to the Articles of Association, pursuant to an agreement between such indemnified person and the company which has been approved by the board of directors or pursuant to an insurance taken out by the company for the benefit of such indemnified person.

The board of directors may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to above. We also intend to enter into indemnification agreements with each of our directors and executive officers upon the consummation of this offering.

Item 7. Recent sales of unregistered securities

Set forth below is information regarding all securities issued by Fireman B.V.’s predecessor, InflaRx GmbH, without registration under the Securities Act since January 1, 2014:

On July 11, 2014, InflaRx GmbH issued 9,341 Series B preferred shares. In addition to the nominal value of the shares (€9,000), the shareholders made cash contributions into the Company’s capital reserves of €2.7 million.

In the third quarter of 2016, InflaRx issued 47,246 Series C preferred shares.  In addition to the nominal value of the shares (€47,000), the shareholders made cash contributions into the Company’s capital reserves of €31.0 million.

From December 31, 2013 through December 31, 2016, InflaRx issued options to purchase 12,681 common shares to its employees, senior management and directors with an exercise price of €656 per share.

The issuances of restricted securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon the Section 4(a)(2) of the Securities Act and/or Regulation S promulgated under the Securities Act.

Item 8. Exhibits and financial statement schedules

(a)       The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association
4.1*	Form of Certificate of common shares of Fireman B.V.
5.1*	Form of opinion of NautaDutilh N.V., Dutch counsel of Fireman B.V., as to the validity of the common shares
8.1*	Form of opinion of NautaDutilh N.V., Dutch counsel of Fireman B.V., as to Dutch tax matters
8.2*	Opinion of Taylor Wessing Partnerschaftsgesellschaft von Rechtsanwälten as to German tax matters
8.3*	Opinion of Davis Polk & Wardwell LLP as to U.S. tax matters
10.1**	English language summary of Lease Agreement dated January 15, 2008 between InflaRx GmbH and Ernst-Abbe-Stiftung, as amended and supplemented from time to time
10.2**	English language summary of Lease Agreement dated April 10, 2017 between InflaRx GmbH and Immoprojekt Grundstücksveraltungsgesellschaft mbh
10.3†	Co-Development Agreement dated December 28, 2015 between InflaRx GmbH and Beijing Defengrei Biotechnology Co. Ltd., as supplemented by Addendum No. 1 dated December 28, 2015
14.1*	Code of Ethics of Fireman B.V.
21*	Subsidiaries of the registrant
23.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
23.2*	Consent of NautaDutilh N.V. (included in Exhibit 5.1 and 8.1)
23.3*	Consent of Taylor Wessing Partnerschaftsgesellschaft von Rechtsanwälten (included in Exhibit 8.2)
23.4*	Consent of Davis Polk & Wardwell llp (included in Exhibit 8.3)
24.1*	Powers of Attorney (included on signature page to the registration statement)

*       To be filed by amendment.

**       Previously filed.

† Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

(b)       The following financial statement schedule is filed as part of this registration statement:

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)       The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)       The undersigned registrant hereby undertakes that:

(1)       For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)       For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jena, Germany on        , 2017.

FIREMAN B.V.

By:
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Niels Riedemann, Arnd Christ, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer (principal executive officer)	, 2017
Niels Riedemann
	Chief Financial Officer (principal financial and accounting officer)	, 2017
Arnd Christ
	Director	, 2017

	Director	, 2017

	Director	, 2017

	Director	, 2017

	Director	, 2017

	Director	, 2017

	Authorized Representative in the United States	, 2017

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association
4.1*	Form of Certificate of common shares of Fireman B.V.
5.1*	Form of opinion of NautaDutilh N.V., Dutch counsel of Fireman B.V., as to the validity of the common shares
8.1*	Form of opinion of NautaDutilh N.V., Dutch counsel of Fireman B.V., as to Dutch tax matters
8.2*	Opinion of Taylor Wessing Partnerschaftsgesellschaft von Rechtsanwälten as to German tax matters
8.3*	Opinion of Davis Polk & Wardwell LLP as to U.S. tax matters
10.1**	English language summary of Lease Agreement dated January 15, 2008 between InflaRx GmbH and Ernst-Abbe-Stiftung, as amended and supplemented from time to time
10.2**	English language summary of Lease Agreement dated April 10, 2017 between InflaRx GmbH and Immoprojekt Grundstücksveraltungsgesellschaft mbh
10.3†	Co-Development Agreement dated December 28, 2015 between InflaRx GmbH and Beijing Defengrei Biotechnology Co. Ltd., as supplemented by Addendum No. 1 dated December 28, 2015
14.1*	Code of Ethics of Fireman B.V.
21*	Subsidiaries of the registrant
23.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
23.2*	Consent of NautaDutilh N.V. (included in Exhibit 5.1 and 8.1)
23.3*	Consent of Taylor Wessing Partnerschaftsgesellschaft von Rechtsanwälten (included in Exhibit 8.2)
23.4*	Consent of Davis Polk & Wardwell llp (included in Exhibit 8.3)
24.1*	Powers of Attorney (included on signature page to the registration statement)

*       To be filed by amendment.

**       Previously filed.

† Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.